4/9


07022976

# 82- SUBMISSIONS FACING SHEET

See doc#07022975

**REGISTRANT'S NAME**  Resolution plc

**\*CURRENT ADDRESS**  Juxon House

100 St. Paul's Churchyard

London EC4M 8BU

**\*\*FORMER NAME**

**\*\*NEW ADDRESS**

PROCESSED

B  MAY 0 2 2007

~~THOMSON~~
~~FINANCIAL~~

FILE NO. 82- 35079          FISCAL YEAR ____

* *Complete for initial submissions only* ** *Please note name and address changes*

## INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐         AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐         SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: ___EBS___
DATE: ___4/27/07___

# Resolution plc – Rule 12g3-2(b) Exemption Request
# APPENDIX A5: OTHER PUBLIC DISCLOSURES
# Volume 7



## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Standard Life Investments |
| **TIDM** | IRSH |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 14:05 17-Jan-07 |
| **Number** | 6821P |



RECEIVED
2007 APR -9 A 9: 42
OFFICE OF INTERNAL
CORPORATE FINANCE

## FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **16/01/07** |

## 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 8,342,945 | 2.31 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,342,945 | 2.31 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 455,000,000 | GBP 6.6850 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.........................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          NO

| Date of disclosure | 17/01/07 |
|---|---|

| Contact name | **David Mclaren** |
|---|---|
| Telephone number | **0131-524-2805** |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END


Close


| Company | State Street Global Advisors |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 14:26 17-Jan-07 |
| **Number** | 6836P |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 16/01/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | 16339283 | 2.38525 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16405002 | 2.39484 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase /<br>Sale | Number of<br>Securities | Price<br>per Unit |
|---|---|---|
| BUY | 3155 | 6.55 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short<br>(Note 6) | No./Securites<br>(Note 7) | Price/Unit<br>(Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name<br>(eg call option) | Write,Sell<br>Purchasing,<br>Varying etc. | No/Securities<br>Which the<br>Optn Relates<br>Relates-Note7 | Exercise<br>Price | Type<br>(e.g. USA,<br>European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money<br>Paid/Received<br>per Unit<br>(Note 5) |
|---|---|

    (ii) Exercising

| Product Name<br>(eg call option) | Number of<br>Securities | Exercise<br>Price per<br>Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction<br>(Note 8) | Details | Price / Unit<br>if applicable<br>(Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                                    NO

Disclosure Date            17/01/2007
Contact Name               Harshil Naik
Telephone Number           020 7698 6213
If Connected EFM           N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM           N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

[Close]

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:59 17-Jan-07 |
| Number | 6878P |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.   KEY INFORMATION

| | |
|---|---|
| **Name of person dealing  (Note 1)** | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | 5p Ordinary shares |
| **Date of dealing** | 16th January 2007 |

### 2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | 35,165,861 | 5.132% | | |
| (2) Derivatives (other than options) | 45,000 | 0.006% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,210,861 | 5.139% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)   Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.   DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 15,163 | GBP 6.5825 |
| Sale | 31,853 | GBP 6.6525 |
| Sale | 33,473 | GBP 6.6625 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...........................................................................

..................................................................

**Is a Supplemental Form 8 attached? (Note 9)**          **NO**

| | |
|---|---|
| **Date of disclosure** | 17[th] January 2007 |
| **Contact name** | Siobhain Cox |
| **Telephone number** | 020 7743 4653 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:50 18-Jan-07 |
| **Number** | 7347P |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 17 January 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 767,603 | GBP 6.6000 | GBP 6.5000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 671,293 | GBP 6.6000 | GBP 6.5400 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optio paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)       Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.       OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer none, this should be stated. |
|---|
| |

| Date of disclosure | 18 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
    *www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 11:25 18-Jan-07 |
| **Number** | PRNUK-1801 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)  Prudential Plc / M&G Investment Management Limited

Company dealt in                 Resolution Plc

Class of relevant security to    Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                  17 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,657,693 | 3.30% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 22,657,693 | 3.30% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:      Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 265,000 | 6.60000GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              18 January 2007

| | |
|---|---|
| Contact name | Emma Thompson |
| Telephone number | 020 7548 2293 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

[Close]

| Company | Legal & General Investment Mgmnt Ld |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 11:26 18-Jan-07 |
| Number | 7390P |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **17 January 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 37,763,986 | 5.51 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 37,763,986 | 5.51 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 265,000 | GBP 6.6 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................................

...............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | **18 January 2007** |
|---|---|
| Contact name | **Helen Lewis** |

| Telephone number | 0207 528 6742 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*

END

[ Close ]

| Company | Newton Investment Management Ltd |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- (Resolution Plc) |
| Released | 12:13 18-Jan-07 |
| Number | 7447P |

RNS Number:7447P
Newton Investment Management Ltd
18 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)                    Newton Investment Management
                                                   Limited & its subsidiaries
Company dealt in                                   Resolution

Class of relevant security to which the            Ordinary GBP0.10
dealings being disclosed relate (Note 2)

Date of dealing                                    17 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
    security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 16,049,376 | 2.34 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,049,376 | 2.34 | | |

(b) Interests and short positions in relevant securities of the company, other
    than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
| --- | --- |

3. DEALINGS (Note 4)


(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 7,105 | 6.56 |


(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)


4. OTHER INFORMATION


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

.................................................................................

.................................................................................

Is a Supplemental Form 8 attached? (Note 9) NO


Date of disclosure                                    18 January 2007

Contact name                                          Barry Smalls
Telephone number                                      0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

| Company | Aberdeen Asset Management PLC |
|---|---|
| TIDM | ADN |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:26 18-Jan-07 |
| Number | 7468P |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Aberdeen Asset Management PLC* |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 17/01/2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 24,044,467 | 3.51 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 24,044,467 | 3.51 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c)    Rights to subscribe (Note 3)

Class of relevant security:            Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 6,200 | £6.54 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    YES/NO

| | |
|---|---|
| Date of disclosure | 18/01/2007 |
| Contact name | Jenny Carney |
| Telephone number | 01224 425267 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:37 18-Jan-07 |
| Number | 7515P |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person              State Street
    Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing             17/01/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16361961 | 2.38856 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16427680 | 2.39815 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 6307 | 6.56 |
| BUY | 4445 | 6.56 |
| BUY | 1507 | 6.56 |
| BUY | 9894 | 6.56 |
| BUY | 8035 | 6.55 |
| BUY | 3548 | 6.56 |
| SELL | 11058 | 6.55 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

        (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.


Is a Supplemental Form 8 Attached? (Note 9)                              NO

Disclosure Date              18/01/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
   Name of Offeree/Offeror
   With Which Connected
If Connected EFM             N/A
   State Nature of
   Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:45 18-Jan-07 |
| **Number** | 7523P |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.   KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 17 January 2007 |

### 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 95011 | 6.5592 GBP | 6.5065 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 235255 | 6.5953 GBP | 6.51 GBP |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 3000 | 6.5361 GBP |
| CFD | Long | 30000 | 6.5361 GBP |
| CFD | Long | 18000 | 6.5361 GBP |
| CFD | Long | 29550 | 6.556 GBP |
| CFD | Long | 50000 | 6.5065 GBP |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other persø to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 18 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

## The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
   *www.thetakeoverpanel.org.uk*

END

Close

| Company | Barclays PLC |
| --- | --- |
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 14:22 18-Jan-07 |
| Number | 2221 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 17 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,254,876 | 3.10% | 120,399 | 0.02% |
| (2) Derivatives (other than options) | 437,414 | 0.06% | 96,940 | 0.01% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,692,290 | 3.17% | 217,339 | 0.03% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
| --- | --- | --- |
| Purchase | 1 | 6.5450 |
| Purchase | 852 | 6.6307 |
| Purchase | 61,382 | 6.5574 |
| Purchase | 8,075 | 6.5613 |
| Purchase | 1,213 | 6.5363 |
| Purchase | 25,200 | 6.4950 |
| Purchase | 61 | 6.5450 |
| Sale | 64,443 | 6.5450 |
| Sale | 12,000 | 6.5693 |
| Sale | 1,470 | 6.6250 |
| Sale | 672 | 6.5000 |
| Sale | 1,232 | 6.5327 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
| --- | --- | --- | --- |
| CFD | Short | 25200 | 6.4950 |
| CFD | Short | 1213 | 6.5363 |
| CFD | Short | 61382 | 6.5573 |
| CFD | Short | 8075 | 6.5613 |
| CFD | Long | 12000 | 6.5693 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
| --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

## 4.  OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                NO

| | |
|---|---|
| Date of disclosure | 18 January 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Close

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- RESOLUTION PLC |
| **Released** | 14:26 18-Jan-07 |
| **Number** | 7648P |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **17 JANUARY 2007** |

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number(%) | |
|---|---|---|---|---|
| (1) Relevant securities | 38,901,716 | 5.678% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,901,716 | 5.678% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c) **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

3. **DEALINGS** (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 96,467 | GBP6.500000 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                **NO**

| | |
|---|---|
| Date of disclosure | 18 JANUARY 2007 |
| Contact name | NEIL WHITTAKER |

| | |
|---|---|
| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | HBOS PLC |
|---|---|
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:46 18-Jan-07 |
| Number | 7667P |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.     KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 17 January 2007 |

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 18,496,639 | (2.700%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,496,639 | (2.700%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer out | 13,425 | N/A |
| Transfer in | 464 | N/A |
| Sale | 2,833 | £6.525 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................
N/A
...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | 18 January 2007 |
|---|---|

| | |
|---|---|
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Standard Life Investments |
|---|---|
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution Plc |
| Released | 15:21 18-Jan-07 |
| Number | 7718P |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **17/01/07** |

## 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 8,297,510 | 2.29 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,297,510 | 2.29 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 45,435 | GBP 6.5148 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None........................................................................

............................................................................

**Is a Supplemental Form 8 attached? (Note 9)**          NO

| Date of disclosure | 18/01/07 |
|---|---|

| Contact name | **David Mclaren** |
|---|---|
| Telephone number | **0131-524-2805** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

## *Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*

END

[ Close ]



| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Rule 2.10 Announcement |
| **Released** | 09:00 19-Jan-07 |
| **Number** | 7848P |

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan

19 January 2007

For immediate release

Resolution plc ("Resolution")

Rule 2.10 Announcement – Relevant Securities in Issue and Disclosure Requirements

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Resolution confirms that as at the close of business on 18 January 2007 its issued share capital consists of 685,164,330 ordinary shares of 5 pence each.

The ISIN reference number for these securities is GB0004342563.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel

END

Close



| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Total Voting Rights |
| **Released** | 09:20 19-Jan-07 |
| **Number** | 7992P |

## VOTING RIGHTS AND SHARE CAPITAL

In conformity with the Transparency Directive's transitional provision 6, Resolution plc ("the Company") notifies the market that, following the issue of 2,500 ordinary shares of 5p each ("shares") on 18 January 2006, the Company's issued share capital now consists of 685,164,330 ordinary shares of 5p each with voting rights. No shares are held in treasury.

The above figure of 685,164,330 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Resolution plc under the FSA's Disclosure and Transparency Rules.

END

Close

**Resolution**

| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Holding(s) in Company |
| **Released** | 09:23 19-Jan-07 |
| **Number** | 7993P |

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Due solely to recent increases in the issued share capital following routine exercises of options by employees under the Company's share option schemes, Clive Cowdery's holding has reduced to just below 3% and is therefore no longer notifiable. No shares have been sold or otherwise disposed of by Mr Cowdery.

END

Close

| | |
|---|---|
| Company | M&G Inv Management Ltd |
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 10:22 19-Jan-07 |
| Number | PRNUK-1901 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Prudential Plc / M&G Investment Management Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 18 January 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,607,693 | 3.29% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 22,607,693 | 3.29% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:      Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| SALE | 50,000 | 6.60000GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              19 January 2007

Contact name                           Emma Thompson

Telephone number                       020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

)

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:46 19-Jan-07 |
| **Number** | 8103P |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 18 January 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 146,456 | GBP 6.6000 | GBP 6.5697 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note |
|---|---|---|
| 185,997 | GBP 6.6000 | GBP 6.5600 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

**(ii)      Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.      OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 19 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END



| Company | BlackRock Group |
|---------|-----------------|
| TIDM | |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:47 19-Jan-07 |
| Number | 8203P |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 18th January 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 35,210,990 | 5.139% | | |
| (2) Derivatives (other than options) | 45,000 | 0.006% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,255,990 | 5.145% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3.    DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 4,000 | GBP 6.59 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...........................................................................

.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 19<sup>th</sup> January 2007 |
| Contact name | Siobhain Cox |
| Telephone number | 020 7743 4653 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*
END

[Close]

| | |
|---|---|
| **Company** | Newton Investment Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution plc) |
| **Released** | 11:53 19-Jan-07 |
| **Number** | 8211P |

RNS Number:8211P
Newton Investment Management Ltd
19 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)                    Newton Investment Management
                                                   Limited & its subsidiaries

Company dealt in                                   Resolution

Class of relevant security to which the            Ordinary GBP0.10
dealings being disclosed relate (Note 2)

Date of dealing                                    18 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
    security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,054,616 | 2.34 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,054,616 | 2.34 | | |

(b) Interests and short positions in relevant securities of the company, other
    than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                    Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 5,240 | 6.58 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              19 January 2007

Contact name                                    Barry Smalls
Telephone number                                0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 11:55 19-Jan-07 |
| **Number** | 8216P |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

Name of person dealing  (Note 1)           **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in                           **RESOLUTION PLC**

Class of relevant security to which the    **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing                            **18 JANUARY 2007**

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 38,876,716 | 5.674% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,876,716 | 5.674% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                Details

### 3.  DEALINGS (Note 4)

## (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 25,000 | GBP6.592500 |

## (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)  Options transactions in respect of existing securities
## (i)  Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 19 JANUARY 2007 |
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*
END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:12 19-Jan-07 |
| **Number** | 8241P |

**FORM 38.5**

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 18 January 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 189249 | 6.5958 GBP | 6.555 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 123885 | 6.6333 GBP | 6.5625 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 6) |
|---|---|---|---|
| CFD | Long | 27250 | 6.5789 GBP |
| CFD | Long | 14500 | 6.5789 GBP |
| CFD | Long | 7500 | 6.5789 GBP |
| CFD | Long | 750 | 6.5789 GBP |
| CFD | Long | 29550 | 6.569 GBP |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 19 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:29 19-Jan-07 |
| **Number** | 2155 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 18 January 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,343,381 | 3.12% | 74,055 | 0.01% |
| (2) Derivatives (other than options) | 382,651 | 0.06% | 145,474 | 0.02% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,726,032 | 3.17% | 219,529 | 0.03% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:   Details


3.   DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 4,562 | 6.5550 |
| Purchase | 5,800 | 6.5800 |
| Purchase | 41,037 | 6.5697 |
| Purchase | 32,260 | 6.5764 |
| Purchase | 11,478 | 6.5563 |
| Purchase | 64,443 | 6.5450 |
| Purchase | 1,800 | 6.5408 |
| Purchase | 176 | 6.5950 |
| Purchase | 1,042 | 6.5550 |
| Purchase | 7,065 | 6.5913 |
| Sale | 3,500 | 6.5786 |
| Sale | 12,300 | 6.5786 |
| Sale | 750 | 6.5897 |
| Sale | 163 | 6.5600 |
| Sale | 2 | 6.5550 |
| Sale | 64,443 | 6.5450 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 1800 | 6.5408 |
| CFD | Short | 11478 | 6.5563 |
| CFD | Short | 41037 | 6.5697 |
| CFD | Short | 3857 | 6.5732 |
| CFD | Short | 32260 | 6.5763 |
| CFD | Short | 5800 | 6.5800 |
| CFD | Short | 7065 | 6.5913 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. | Number of | Exercise price per |
|---|---|---|

| call option | securities | unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                          NO

Date of disclosure                          19 January 2007
Contact name                                BARCLAYS COMPLIANCE
Telephone number                            020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Close

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 13:07 19-Jan-07 |
| Number | 8337P |

FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **18 January 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 37,664,540 | 5.49 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 37,664,540 | 5.49 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:            Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 50,000 | GBP 6.6 |
| Sale | 153,300 | GBP 6.580801 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

| | |
|---|---|
| Date of disclosure | **19 January 2007** |
| Contact name | **Sarah Greenfield** |

| Telephone number | 0207 335 5128 |
|---|---|

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*

END

Close

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 13:44 19-Jan-07 |
| **Number** | 8367P |

```
 RNS Number:8367P
F&C Asset Management PLC
19 January 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing   (Note 1)


F&C ASSET MANAGEMENT PLC


Company dealt in


RESOLUTION PLC


Class of relevant security
to which the dealings
being disclosed relate (Note 2)


GBP 0.05


Date of dealing


18/01/07


2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,441,011 | (4.01%) | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total                                    27,441,011  (4.01%)


(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details


3.      DEALINGS (Note 4)

(a)      Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 37,800 | GBP 6.5867 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)    Options transactions in respect of existing securities
(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)        NO

Date of disclosure                                 19/01/07

Contact name                                       MIKE BASSI
                                                   F&C ASSET MANAGEMENT PLC

Telephone number                                   0131 718 1093

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | Resolution PLC |
|---|---|
| TIDM | RSL |
| Headline | Holding(s) in Company |
| Released | 14:18 19-Jan-07 |
| Number | 8414P |



## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Bank Plc A/c 914945 – 89,740

HSBC Bank Plc A/c 636544 – 1,053,024

HSBC Bank Plc A/c 942199 – 65,691

HSBC Bank Plc A/c 942229 – 655,783

HSBC Bank Plc A/c 942217 – 664,367

HSBC Bank Plc A/c 942205 – 641,945

HSBC Bank Plc A/c 942175 – 650,734

HSBC Bank Plc A/c 942187 – 647,403

HSBC Bank Plc A/c 775245 – 2,143,190

HSBC Bank Plc A/c 357206 – 17,684,744

HSBC Bank Plc A/c 866203 – 1,338,952

HSBC Bank Plc A/c 916681 – 38,756

HSBC Bank Plc A/c 969995 – 2,103,221

HSBC Bank Plc A/c 985551 – 91,000

HSBC Bank Plc A/c 999392 – 96,711

HSBC Bank Plc A/c 630608 – 455,249

HSBC Bank Plc A/c 282605 – 2,590,874

HSBC Bank Plc A/c 360509 – 1,361,424

HSBC Bank Plc A/c 766793 – 537,860

HSBC Bank Plc A/c 924422 – 543,072

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

-

11. Date company informed

18 January 2007

12. Total holding following this notification

34,039,740

13. Total percentage holding of issued class following this notification

4.96%

14. Any additional information

-

15. Name of contact and telephone number for queries

Alison Ricketts 01564 202670

16. Name and signature of authorised company official responsible for making this notification

Philip Griffin-Smith, Head of Secretariat

Date of notification

19 January 2007

END

Close

# Regulatory Announcement

Go to market news section

◪ 🖨

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:54 22-Jan-07 |
| Number | 9021P |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

1. **KEY INFORMATION**

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 19 January 2007 |

2. **DEALINGS** (Note 2)

(a) **Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| | GBP | GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 120,000 | GBP 6.5300 | GBP 6.5000 |

(b) **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.  OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 22 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* www.thetakeoverpanel.org.uk

END

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

♣ Free annual report

| Company | Aviva PLC |
| --- | --- |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:37 22-Jan-07 |
| Number | 9097P |

## FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

Name of person dealing  (Note 1)        **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in        **RESOLUTION PLC**

Class of relevant security to which the   **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing        **19 JANUARY 2007**

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,005,378 | 5.693% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,005,378 | 5.693% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:        Details

### 3.    DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 448 | GBP6.460000 |
| PURCHASE | 79,110 | GBP6.470000 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.......................................................................

.......................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                **NO**

| Date of disclosure | 22 JANUARY 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| | |
|---|---|
| **Telephone number** | 01603 684420 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

🔛 🖨

| | |
|---|---|
| Company | Legal & General Investment Mgmnt Ld |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 11:58 22-Jan-07 |
| Number | 9130P |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.    **KEY INFORMATION**

Name of person dealing  (Note 1)  *Legal & General Investment Management Ltd.*

Company dealt in  **Resolution Plc**

Class of relevant security to which the dealings  Ordinary Shares GBP 0.05
being disclosed relate (Note 2)

Date of dealing  **19 January 2007**

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in**
(Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 37,584,240 | 5.48 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 37,584,240 | 5.48 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:    Details

## 3.    DEALINGS (Note 4)

### (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 76,700 | GBP 6.496 |
| Sale | 3,600 | GBP 6.4426 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities
### (i)    Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...........................................................................

...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                                **22 January 2007**

Contact name                                     **Helen Lewis**

| Telephone number | **0207 528 6742** |
|---|---|
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* _www.thetakeoverpanel.org.uk_
END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:11 22-Jan-07 |
| **Number** | 2128 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 19 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,863,243 | 2.90% | 74,925 | 0.01% |
| (2) Derivatives (other than options) | 372,341 | 0.05% | 188,456 | 0.03% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,235,584 | 2.95% | 263,381 | 0.04% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:   Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
| --- | --- | --- |
| Purchase | 3,725 | 6.4750 |
| Purchase | 125 | 6.5550 |
| Purchase | 507 | 6.4891 |
| Purchase | 11,482 | 6.5163 |
| Purchase | 31,500 | 6.4755 |
| Purchase | 2,466 | 6.4750 |
| Purchase | 3,725 | 6.5550 |
| Purchase | 2,250 | 6.4601 |
| Sale | 497,189 | 6.4892 |
| Sale | 497,189 | 6.4892 |
| Sale | 497,189 | 6.4892 |
| Sale | 3,725 | 6.5550 |
| Sale | 2,834 | 6.5000 |
| Sale | 13,422 | 6.4775 |
| Sale | 24,370 | 6.5000 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
| --- | --- | --- | --- |
| CFD | Short | 2466 | 6.4750 |
| CFD | Short | 31500 | 6.4754 |
| CFD | Short | 7844 | 6.4780 |
| CFD | Short | 11482 | 6.5163 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
| --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details                Price per unit
(Note 8)                                     (if applicable)
                                             (Note 5)


4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                        22 January 2007
Contact name                              BARCLAYS COMPLIANCE
Telephone number                          020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[ Close ]

| | |
|---|---|
| Company | GoldmanSachs International |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 12:22 22-Jan-07 |
| Number | 9156P |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 19 January 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 182980 | 6.5135 GBP | 6.4565 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ? |
|---|---|---|
| 12247 | 6.4883 GBP | 6.4883 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 13625 | 6.5082 GBP |
| CFD | Long | 7250 | 6.5082 GBP |
| CFD | Long | 3750 | 6.5082 GBP |
| CFD | Long | 375 | 6.5082 GBP |
| CFD | Long | 50000 | 6.5148 GBP |
| CFD | Long | 50000 | 6.4565 GBP |
| CFD | Long | 25000 | 6.4965 GBP |
| CFD | Short | 12247 | 6.4883 GBP |

### (c)    Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 22 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

### The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Standard Life Investments |
| **TIDM** | IRSH |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 12:45 22-Jan-07 |
| **Number** | 9173P |

## FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on %-held or traded quantity

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **19/01/07** |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 8,291,053 | 2.30 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,291,053 | 2.30 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)  Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 6,457 | GBP 6.4892 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...........................................................................

......................................................................

**Is a Supplemental Form 8 attached?** (Note 9)　　　　　　　　**NO**

Date of disclosure　　　　　　　　　　**22/01/07**

| Contact name | **Graeme Watson** |
|---|---|
| Telephone number | **0131-524-2802** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website ² at* <u>*www.thetakeoverpanel.org.uk*</u>
END

Close

| Company | Standard Life Investments |
|---|---|
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:23 22-Jan-07 |
| Number | 9162P |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **19/01/07** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 8,291,053 | 2.29 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,291,053 | 2.29 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 6,457 | GBP 6.4892 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..................................................................

...........................................................

**Is a Supplemental Form 8 attached?** (Note 9)                     NO

Date of disclosure                                       22/01/07

| | |
|---|---|
| Contact name | **Graeme Watson** |
| Telephone number | **0131-524-2802** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 10:39 23-Jan-07 |
| Number | 9752P |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **22 January 2007** |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 36,554,240 | 5.33 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 36,554,240 | 5.33 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)   Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 1,030,000 | GBP 6.6241 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

............................................................................

............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

| | |
|---|---|
| Date of disclosure | **23 January 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:40 23-Jan-07 |
| **Number** | 9755P |

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
#### (Rule 38.5(a) of the Takeover Code)

1.     **KEY INFORMATION**

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 22 January 2007 |

2.     **DEALINGS** (Note 2)

(a)     **Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 2,727,212 | GBP 6.6450 | GBP 6.5000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 2,585,378 | GBP 6.6600 | GBP 6.5500 |

(b)     **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c)     **Options transactions in respect of existing securities**

(i)     **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.      OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 23 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* 
*www.thetakeoverpanel.org.uk*

END

Close

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:11 23-Jan-07 |
| **Number** | 9825P |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 22/01/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16375199 | 2.39049 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16440918 | 2.40008 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 13600 | 6.64 |
| SELL | 362 | 6.58 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
   (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

   (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date              23/01/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
   Name of Offeree/Offeror
   With Which Connected
If Connected EFM             N/A
   State Nature of
   Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:16 23-Jan-07 |
| **Number** | 9832P |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.   KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 22 January 2007 |

### 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 43995 | 6.6566 GBP | 6.5033 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 40995 | 6.62 GBP | 6.475 GBP |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 3000 | 6.6579 GBP |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|  |

| Date of disclosure | 23 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| Company | F&C Asset Management PLC |
|---|---|
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:17 23-Jan-07 |
| Number | 9821P |

```
RNS Number:9821P
F&C Asset Management PLC
23 January 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing   (Note 1)       F&C ASSET MANAGEMENT PLC


Company dealt in                        RESOLUTION PLC


Class of relevant security
to which the dealings
being disclosed relate (Note 2)         GBP 0.05


Date of dealing                         22/01/07


2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of
       relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,450,501 | (4.01%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,450,501 | (4.01%) | | |

(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details


3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale      Number of securities      Price per unit (Note 5)


PURCHASE          9,490                GBP 6.5750


(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)      Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)       NO

Date of disclosure                                23/01/07

Contact name                                      MIKE BASSI
                                                  F&C ASSET MANAGEMENT PLC

Telephone number                                  0131 718 1093

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| Company | M&G Inv Management Ltd |
| TIDM | |
| Headline | Rule 8.3 - Resolution Plc |
| Released | 11:43 23-Jan-07 |
| Number | PRNUK-2301 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)  Prudential Plc / M&G Investment Management Limited

Company dealt in                 Resolution Plc

Class of relevant security to    Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                  22 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,922,693 | 3.19% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 21,922,693 | 3.19% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 685,000 | 6.62820GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          23 January 2007

Contact name                                          Hatal Patel

Telephone number                                      020 7548 3183

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:10 23-Jan-07 |
| **Number** | 2124 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 22 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,888,780 | 2.90% | 87,444 | 0.01% |
| (2) Derivatives (other than options) | 381,441 | 0.06% | 222,682 | 0.03% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,270,221 | 2.96% | 310,126 | 0.05% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 1 | 6.5750 |
| Purchase | 22,200 | 6.6219 |
| Purchase | 7,500 | 6.6450 |
| Purchase | 4,000 | 6.6157 |
| Purchase | 4 | 6.6450 |
| Purchase | 4,323 | 6.5742 |
| Purchase | 5,964 | 6.5750 |
| Purchase | 4,668 | 6.4763 |
| Purchase | 5,158 | 6.5763 |
| Purchase | 457 | 6.5150 |
| Sale | 7,700 | 6.6376 |
| Sale | 3,308 | 6.5929 |
| Sale | 6,457 | 6.4892 |
| Sale | 573 | 6.5750 |
| Sale | 10,700 | 6.5650 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 4668 | 6.4762 |
| CFD | Short | 5158 | 6.5763 |
| CFD | Short | 4000 | 6.6156 |
| CFD | Short | 22200 | 6.6218 |
| CFD | Short | 7500 | 6.6450 |
| CFD | Long | 10700 | 6.5650 |
| CFD | Long | 7700 | 6.6376 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details                Price per unit
(Note 8)                                     (if applicable)
                                             (Note 5)


4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                  NO


Date of disclosure                    23 January 2007
Contact name                          BARCLAYS COMPLIANCE
Telephone number                      020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[Close]

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:57 23-Jan-07 |
| Number | 0091Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 22$^{nd}$ January 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 35,529,906 | 5.185% | | |
| (2) Derivatives (other than options) | 105,000 | 0.015% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,634,906 | 5.20% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)     **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3. DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 380,000 | GBP 6.635 |
| Sale | 10,281 | GBP 6.565 |
| Sale | 50,870 | GBP 6.6107 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 60,000 | GBP 6.645 |

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..............................................................................

........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)            **NO**

| | |
|---|---|
| **Date of disclosure** | 23<sup>rd</sup> January 2007 |
| **Contact name** | Siobhain Cox |
| **Telephone number** | 020 7743 4653 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The   Notes   on   Form   8.3   can   be   viewed   on   the   Takeover   Panel's   website   at*
*www.thetakeoverpanel.org.uk*
END

[ Close ]

| | |
|---|---|
| **Company** | Royal London Asset |
| **TIDM** | |
| **Headline** | Rule 8.3-Resolution PLC-Amend |
| **Released** | 18:16 23-Jan-07 |
| **Number** | 0327Q |

RNS Number:0327Q
Royal London Asset
23 January 2007

The Rule 8 - Resolution PLC announcement released today at 11.23 am under
RNS No 9787P has been amended.

Amendments are identified with an asterisk (*).

The full amended text is shown below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)                Royal London Asset Management

Company dealt in                               Resolution Plc

Class of relevant security to which            Ordinary 25p shs
the dealings being disclosed relate
(Note 2)

Date of dealing                                22/01/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 10 036 039 | (1.46%) | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to
purchase/sell

Total                                    10 036 039   (1.46%)


(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)


| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to
purchase/sell

Total


(c) Rights to subscribe (Note 3)


| Class of relevant security: | Details |
|---|---|


3. DEALINGS (Note 4)


(a) Purchases and sales


| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | * 1 000 000 | * GBP 6.62088250 |


(b) Derivatives transactions (other than options)


| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

.........................................................................

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                          23 January 2007

| | |
|---|---|
| Contact name | Zahira Muslim |
| Telephone number | 0207 506 6660 |
| If a connected EFM, name of offeree /offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | Royal London Asset |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:23 23-Jan-07 |
| **Number** | 9787P |

RNS Number:9787P
Royal London Asset
23 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Royal London Asset Management |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25p shs |
| Date of dealing | 22/01/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 10 036 039 | (1.46%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 10 036 039 | (1.46%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 2 000 000 | GBP 6.51500000 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

........................................................................

........................................................................

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                              23 January 2007

Contact name                                    Zahira Muslim

Telephone number                               0207 506 6660

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:48 24-Jan-07 |
| Number | 0525Q |



# DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in' | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 23 January 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 754,371 | GBP 6.6200 | GBP 6.5500 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 717,782 | GBP 6.6325 | GBP 6.5750 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
|  |  |  |  |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 24 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:15 24-Jan-07 |
| **Number** | 0577Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.     KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 23 January 2007 |

## 2.     DEALINGS (Note 2)

### (a)     Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 53737 | 6.5773 GBP | 6.54 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 26600 | 6.6099 GBP | 6.565 GBP |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)     Options transactions in respect of existing securities

### (i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| | |
|---|---|
| Date of disclosure | 24 January 2007 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

### The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
*www.thetakeoverpanel.org.uk*

END

Close

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 11:25 24-Jan-07 |
| Number | 0586Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.   KEY INFORMATION

Name of person dealing  (Note 1)    *Legal & General Investment Management Ltd.*

Company dealt in    **Resolution Plc**

Class of relevant security to which the dealings    Ordinary Shares GBP 0.05
being disclosed relate (Note 2)
Date of dealing    **23 January 2007**

### 2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 36,129,240 | 5.27 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 36,129,240 | 5.27 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)   Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 200,000 | GBP 6.6115 |
| Sale | 125,000 | GBP 6.585 |
| Sale | 100,000 | GBP 6.545 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                         **24 January 2007**

Contact name                               **Helen Lewis**

Telephone number            **0207 528 6742**

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | Royal London Asset |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:28 24-Jan-07 |
| Number | 0515Q |

RNS Number:0515Q
Royal London Asset
24 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Royal London Asset Management |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25p shs |
| Date of dealing | 23/01/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,936,039 | (1.45%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,936,039 | (1.45%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 100,000 | GBP 6.62000000 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

.........................................................................

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                              24 January 2007

Contact name                                    Zahira Muslim

Telephone number                                0207 506 6660

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

-

Close

| Company | F&C Asset Management PLC |
|---|---|
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:41 24-Jan-07 |
| Number | 0582Q |

RNS Number:0582Q
F&C Asset Management PLC
24 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing   (Note 1)       F&C ASSET MANAGEMENT PLC


Company dealt in                        RESOLUTION PLC


Class of relevant security
to which the dealings
being disclosed relate (Note 2)         GBP 0.05


Date of dealing                         23/01/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,452,413 | (4.01%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,452,413 | (4.01%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c)    Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 1,912 | GBP 6.5650 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)        NO

Date of disclosure                                 24/01/07

Contact name                                       MIKE BASSI
                                                   F&C ASSET MANAGEMENT PLC

Telephone number                                   0131 718 1093

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:08 24-Jan-07 |
| **Number** | 2155 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 23 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,868,965 | 2.90% | 135,306 | 0.02% |
| (2) Derivatives (other than options) | 412,241 | 0.06% | 234,910 | 0.03% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,281,206 | 2.96% | 370,216 | 0.05% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:   Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 5,600 | 6.5853 |
| Purchase | 1,706 | 6.5718 |
| Purchase | 4,323 | 6.5750 |
| Purchase | 2,150 | 6.5763 |
| Purchase | 9,146 | 6.5696 |
| Purchase | 55 | 6.5750 |
| Sale | 181 | 6.5900 |
| Sale | 4,200 | 6.6000 |
| Sale | 274 | 6.5900 |
| Sale | 642 | 6.5750 |
| Sale | 26,600 | 6.5846 |
| Sale | 4,323 | 6.5750 |
| Sale | 251 | 6.5409 |
| Sale | 4,668 | 6.5691 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 9146 | 6.5695 |
| CFD | Short | 2150 | 6.5763 |
| CFD | Short | 5600 | 6.5852 |
| CFD | Long | 4668 | 6.5690 |
| CFD | Long | 26600 | 6.5846 |
| CFD | Long | 4200 | 6.6000 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)


Nature of transaction Details                    Price per unit
(Note 8)                                         (if applicable)
                                                 (Note 5)


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.

          .


Is a Supplemental Form 8 attached? (Note 9)        .              NO


Date of disclosure                          24 January 2007
Contact name                                BARCLAYS COMPLIANCE
Telephone number                            020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


<span>[Close]</span>

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- RESOLUTION PLC |
| Released | 14:13 24-Jan-07 |
| Number | 0791Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **23 JANUARY 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 39,046,378 | 5.699% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,046,378 | 5.699% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

**(c) Rights to subscribe (Note 3)**

Class of relevant security:          Details

### 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 41,000 | GBP6.600000 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

......................................................................

..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                **NO**

Date of disclosure                        24 JANUARY 2007

Contact name                              NEIL WHITTAKER

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>
END

Close

| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:21 25-Jan-07 |
| Number | 1232Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 24 January 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 6,194,630 | GBP 6.6200 | GBP 6.6000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 5,826,987 | GBP 6.6500 | GBP 6.6000 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 25 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
   www.thetakeoverpanel.org.uk*

END

 Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 11:14 25-Jan-07 |
| Number | 1331Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **24 January 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 30,229,240 | 4.41 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 30,229,240 | 4.41 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

Class of relevant security:      Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 200,000 | GBP 6.597667 |
| Sale | 5,400,000 | GBP 6.61 |
| Sale | 300,000 | GBP 6.6026 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

........................................................................

........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                          NO

| Date of disclosure | **25 January 2007** |
|---|---|
| Contact name | **Helen Lewis** |

**Telephone number**                              **0207 528 6742**

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company TIDM | Royal London Asset |
|---|---|
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:26 25-Jan-07 |
| Number | 1254Q |

RNS Number:1254Q
Royal London Asset
25 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Royal London Asset Management |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25p shs |
| Date of dealing | 24/01/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,907,406 | (1.44%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,907,406 | (1.44%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total


(c) Rights to subscribe (Note 3)


| Class of relevant security: | Details |
|---|---|


3. DEALINGS (Note 4)

.

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 3,633 | GBP 6.62000000 |
| Sale | 25,000 | GBP 6.62000000 |


(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9)            NO

Date of disclosure                    25 January 2007

Contact name                          Zahira Muslim

Telephone number                      0207 506 6660

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:24 25-Jan-07 |
| **Number** | 1446Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 24 January 2007 |

### 2.  DEALINGS (Note 2)

### (a)  Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 98246 | 6.6132 GBP | 6.595 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note |
|---|---|---|
| 10862 | 6.6508 GBP | 6.575 GBP |

### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)  Options transactions in respect of existing securities

### (i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 25 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

### The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
   *www.thetakeoverpanel.org.uk*

END

Close

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:24 25-Jan-07 |
| **Number** | 2153 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 24 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,852,052 | 2.90% | 162,064 | 0.02% |
| (2) Derivatives (other than options) | 402,541 | 0.06% | 265,104 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,254,593 | 2.96% | 427,168 | 0.06% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale Number of Securities Price per unit
                                    (GBP)
| Purchase | 572 | 6.6047 |
| Purchase | 3,600 | 6.6096 |
| Purchase | 13,794 | 6.6213 |
| Purchase | 16,400 | 6.6134 |
| Purchase | 1,042 | 6.6200 |
| Purchase | 6,100 | 6.6416 |
| Purchase | 2,084 | 6.6200 |
| Purchase | 201 | 6.6200 |
| Sale | 3,849 | 6.6200 |
| Sale | 1,998 | 6.5990 |
| Sale | 56,675 | 6.6000 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
| --- | --- | --- | --- |
| CFD | Short | 3600 | 6.6095 |
| CFD | Short | 16400 | 6.6134 |
| CFD | Short | 13794 | 6.6213 |
| CFD | Short | 6100 | 6.6416 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
| --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |


(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

## 4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                          25 January 2007
Contact name                                BARCLAYS COMPLIANCE
Telephone number                            020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[Close]

| Company | M&G Inv Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:57 25-Jan-07 |
| Number | PRNUK-2501 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)    Prudential Plc / M&G Investment Management
                                   Limited

Company dealt in                   Resolution Plc

Class of relevant security to      Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                    24 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,322,693 | 3.11% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 21,322,693 | 3.11% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 600,000 | 6.60940GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    25 January 2007

Contact name                          Emma Thompson

Telephone number                       020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

Close

| Company | Henderson Global Investors Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 14:00 25-Jan-07 |
| Number | 1518Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | **Henderson Global Investors Ltd** |
| Company dealt in | **Resolution** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP 0.05** |
| Date of dealing | **24/01/2007** |

2.     **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 7,304,157 | 1.0660 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 7,304,157 | 1.0660 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)     **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 46,000 | 6.62629GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................

..............................................................

**Is a Supplemental Form 8 attached?** (Note 9)                  **NO**

| | |
|---|---|
| Date of disclosure | 25/01/2007 |
| Contact name | Gavin Dolding |

| Telephone number | 020 7818 5217 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

SUPPLEMENTAL FORM 8

## DETAILS OF OPEN POSITIONS
### (This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

## OPEN POSITIONS (Note 1)

| Product name,e.g. call option | Written or purchased | Number of securities to which the option or derivative relates | Exercise price (Note 2) | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|

*Notes*

*1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

*2. For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 15:30 25-Jan-07 |
| **Number** | 1623Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| **Name of person dealing  (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Resolution plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 5p |
| **Date of dealing** | 24 January 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| **(1) Relevant securities** | 18,493,639 | (2.699%) | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | 18,493,639 | (2.699%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| **(1) Relevant securities** | | | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 3,000 | £6.59 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................
N/A
.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

**Date of disclosure**                    25 January 2007

| Contact name | Kenny Melville |
|---|---|
| Telephone number | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:27 26-Jan-07 |
| **Number** | 1975Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 25 January 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 473,304 | GBP 6.6550 | GBP 6.5850 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 848,125 | GBP 6.6500 | GBP 6.5850 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 26 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* www.thetakeoverpanel.org.uk

END

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:08 26-Jan-07 |
| **Number** | 2036Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | **Goldman Sachs International** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **25 January 2007** |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 170077 | 6.6271 GBP | 6.585 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 196684 | 6.6014 GBP | 6.6014 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 13625 | 6.598 GBP |
| CFD | Long | 7250 | 6.598 GBP |
| CFD | Long | 3750 | 6.598 GBP |
| CFD | Long | 375 | 6.598 GBP |
| CFD | Long | 54500 | 6.598 GBP |
| CFD | Long | 29000 | 6.598 GBP |
| CFD | Long | 15000 | 6.598 GBP |
| CFD | Long | 1500 | 6.598 GBP |
| CFD | Long | 117000 | 6.6049 GBP |
| CFD | Long | 46000 | 6.6037 GBP |
| CFD | Short | 16350 | 6.598 GBP |
| CFD | Short | 8700 | 6.598 GBP |

| CFD | Short | 4500 | 6.598 GBP |
|-----|-------|------|-----------|
| CFD | Short | 450 | 6.598 GBP |
| CFD | Long | 3635 | 6.6202 GBP |

**(c)** **Options transactions in respect of existing securities**

**(i)** **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ¡ |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)** **Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

**3.** **OTHER INFORMATION**

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers‹ to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 26 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
  *www.thetakeoverpanel.org.uk*

END

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:18 26-Jan-07 |
| Number | 2048Q |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person              State Street
   Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
   to Which the Dealings
   Being Disclosed
   Relate (Note 2)
Date of Dealing             25/01/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a)  Interests & Short Positions (following dealing) in
     the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16569057 | 2.41879 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16634776 | 2.42838 | 75791 | 0.01106 |

```
(b)  Interests & Short Positions in Relevant Securities of the Company
     (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c), Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 4005 | 6.63 |
| BUY | 1260 | 6.60 |
| BUY | 148662 | 6.63 |
| BUY | 46776 | 6.60 |
| BUY | 3838 | 6.63 |
| BUY | 1208 | 6.60 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
     (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn.Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

     (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced.
If none, this should be stated.


Is a Supplemental Form 8 Attached? (Note 9)                                NO

Disclosure Date              26/01/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | M&G Inv Management Ltd |
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 11:32 26-Jan-07 |
| Number | PRNUK-2601 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management
                                  Limited

Company dealt in                  Resolution Plc

Class of relevant security to     Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                   25 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,072,693 | 3.07% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 21,072,693 | 3.07% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 250,000 | 6.63600GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              26 January 2007

Contact name                                    Emma Thompson

Telephone number                                020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

Close

| | |
|---|---|
| **Company** | Legal & General Investment Mgmnt Ld |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 11:35 26-Jan-07 |
| **Number** | 2067Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.   **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **25 January 2007** |

2.   **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 29,825,040 | 4.35 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 29,825,040 | 4.35 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)   Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 275,000 | GBP 6.6418 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................

...............................................................

**Is a Supplemental Form 8 attached?** (Note 9)          NO

| | |
|---|---|
| Date of disclosure | **26 January 2007** |
| Contact name | **Helen Tasker** |
| Telephone number | **0207 528 6818** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

 Free annual report

| | |
|---|---|
| **Company** | Aberdeen Asset Management PLC |
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:42 26-Jan-07 |
| **Number** | 2073Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Aberdeen Asset Management PLC* |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 25/01/2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 24,039,667 | 3.51 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 24,039,667 | 3.51 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 4,800 | £6.625 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing,varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **YES/NO**

| | |
|---|---|
| Date of disclosure | 26/01/2007 |
| Contact name | Jenny Carney |
| Telephone number | 01224 425267 |

**If a connected EFM, name of offeree/offeror
with which connected**

**If a connected EFM, state nature of
connection (Note 10)**

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:36 26-Jan-07 |
| **Number** | 2130Q |


RNS Number:2130Q
F&C Asset Management PLC
26 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing  (Note 1)        F&C ASSET MANAGEMENT PLC

Company dealt in                        RESOLUTION PLC

Class of relevant security
to which the dealings
being disclosed relate (Note 2)         GBP 0.05

Date of dealing                         25/01/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,402,320 | (4.00%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,402,320 | (4.00%) | | |


(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details


3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale      Number of securities      Price per unit (Note 5)


SALE              50,093                GBP 6.593244


(b)      Derivatives transactions (other than options)

Product name,      Long/short      Number of securities      Price per unit
e.g. CFD          (Note 6)        (Note 7)                  (Note 5)


(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying


| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii)      Exercising

Product name, e.g.      Number of securities      Exercise price per unit
call option                                      (Note 5)


(d)      Other dealings (including new securities) (Note 4)

Nature of transaction      Details            Price per unit
(Note 8)                                      (if applicable) (Note 5)


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)         NO

Date of disclosure                                  26/01/07

Contact name                                        PETER FRASER
                                                    F&C ASSET MANAGEMENT PLC

Telephone number                                    0131 718 1051


If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

)

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:53 26-Jan-07 |
| **Number** | 2183 |

FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 25 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,795,766 | 2.89% | 255,697 | 0.04% |
| (2) Derivatives (other than options) | 429,341 | 0.06% | 283,804 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,225,107 | 2.95% | 539,501 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 11,907 | 6.6000 |
| Purchase | 6,213 | 6.6000 |
| Purchase | 2,700 | 6.5908 |
| Purchase | 4,168 | 6.6000 |
| Purchase | 18,300 | 6.5969 |
| Sale | 1,975 | 6.5885 |
| Sale | 82 | 6.6000 |
| Sale | 28,338 | 6.6000 |
| Sale | 9,400 | 6.6250 |
| Sale | 19,700 | 6.5898 |
| Sale | 11,907 | 6.6000 |
| Sale | 28,338 | 6.6000 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 2700 | 6.5908 |
| CFD | Short | 18300 | 6.5969 |
| CFD | Long | 19700 | 6.5897 |
| CFD | Long | 9400 | 6.6250 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

| Date of disclosure | 26 January 2007 |
|---|---|
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[ Close ]

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- Resolution PLC |
| Released | 13:03 26-Jan-07 |
| Number | 2197Q |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

Name of person dealing (Note 1) — **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in — **RESOLUTION PLC**

Class of relevant security to which the dealings being disclosed relate (Note 2) — **ORD GBP0.05**

Date of dealing — **25 JANUARY 2007**

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 39,045,699 | 5.699% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,045,699 | 5.699% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                          Details

### 3. DEALINGS (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 360,599 | GBP6.025000 |
| PURCHASE | 360,599 | GBP6.025000 |
| SALE | 429 | GBP6.585012 |
| SALE | 250 | GBP6.590000 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...................................................................

...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                              26 JANUARY 2007

| Contact name | NEIL WHITTAKER |
|---|---|
| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:51 29-Jan-07 |
| **Number** | 2780Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of exempt principal trader** | **Citigroup Global Markets UK Equity Limited** |
| **Company dealt in** | **Resolution plc** |
| **Class of relevant security to which the dealings being disclosed relate (Note 1)** | **Ord/Equity** |
| **Date of dealing** | **26 January 2007** |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 147,168 | GBP 6.5900 | GBP 6.5450 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 39,885 | GBP 6.5662 | GBP 6.5550 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 29 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END



| Company | Newton Investment Management Ltd |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- (Resolution) |
| Released | 11:47 29-Jan-07 |
| Number | 2863Q |

```
 RNS Number:2863Q
Newton Investment Management Ltd
29 January 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)                    Newton Investment Management
                                                   Limited & its subsidiaries
Company dealt in                                   Resolution
Class of relevant security to which the            Ordinary GBP0.10
dealings being disclosed relate (Note 2)
Date of dealing                                    26 January 2007


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
    security dealt in (Note 3)

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 16,043,922 | 2.34 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,043,922 | 2.34 | | |

(b) Interests and short positions in relevant securities of the company, other
    than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                        Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sales | 10,694 | 6.56 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                                          29 January 2007

Contact name                                                Barry Smalls

Telephone number                                            0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:10 29-Jan-07 |
| Number | 2892Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant 'security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 26th January 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 35,507,185 | 5.18% | | |
| (2) Derivatives (other than options) | 105,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,612,185 | 5.19% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3. DEALINGS (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| Sale | 30,000 | GBP 6.575 |
| Purchase | *1,000 | GBP 6.585 |

*Trade Date = 25th January 2007

**(b)     Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |
| | | | |

**(c)     Options transactions in respect of existing securities**
**(i)      Writing, selling, purchasing or varying**

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | | | |

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |
| | | |

**(d)     Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |
| | | |

## 4.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None.............................................................................

......................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                **NO**

| | |
| --- | --- |
| Date of disclosure | 29th January 2007 |
| Contact name | Thomas Hone |

| | |
|---|---|
| **Telephone number** | 020 7743 2098 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

[Close]

| Company | Barclays PLC |
| --- | --- |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:31 29-Jan-07 |
| **Number** | 2165 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 26 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,779,396 | 2.89% | 280,464 | 0.04% |
| (2) Derivatives (other than options) | 438,441 | 0.06% | 282,430 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,217,837 | 2.95% | 562,894 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale Number of Securities Price per unit
(GBP)

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 96 | 6.5400 |
| Purchase | 3,000 | 6.5663 |
| Purchase | 6,700 | 6.5623 |
| Purchase | 6,300 | 6.5558 |
| Sale | 4',775 | 6.5587 |
| Sale | 1,700 | 6.5637 |
| Sale | 10,000 | 6.5663 |
| Sale | 3,475 | 6.5560 |
| Sale | 362 | 6.5500 |
| Sale | 62 | 6.5500 |
| Sale | 9,100 | 6.5403 |
| Sale | 633 | 6.6150 |
| Sale | 899 | 6.6037 |
| Sale | 1,460 | 6.5500 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 6300 | 6.5558 |
| CFD | Short | 6700 | 6.5623 |
| CFD | Short | 3000 | 6.5663 |
| CFD | Long | 9100 | 6.5403 |
| CFD | Long | 4775 | 6.5586 |
| CFD | Long | 1700 | 6.5636 |
| CFD | Long | 10000 | 6.5663 |
| CFD | Long | 899 | 6.6036 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities) (Note 4)


Nature of transaction Details            Price per unit
(Note 8)                                 (if applicable)
                                         (Note 5)


4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                       29 January 2007
Contact name                             BARCLAYS COMPLIANCE
Telephone number                         020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

| | |
|---|---|
| Company | Standard Life Investments |
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:34 29-Jan-07 |
| Number | 2953Q |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **26/01/07** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 8,129,976 | 2.25 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,129,976 | 2.25 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 161,077 | GBP 6.5575 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...........................................................................

......................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                NO

Date of disclosure                      29/01/07

| Contact name | **David Mclaren** |
|---|---|
| Telephone number | **0131-524-2805** |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | State Street Global Advisors |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:36 29-Jan-07 |
| Number | 2956Q |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
| --- | --- |
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 26/01/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | % | Number | % |
| (1) Relevant Securities | 16628112 | 2.42742 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16693831 | 2.43701 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | % | Number | % |
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 3126 | 6.54 |
| BUY | 1299 | 6.56 |
| BUY | 48212 | 6.56 |
| BUY | 1245 | 6.56 |
| BUY | 5173 | 6.54 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing,. Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.

If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                                    NO

Disclosure Date                29/01/2007
Contact Name                   Harshil Naik
Telephone Number               020 7698 6213
If Connected EFM               N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM               N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 14:48 29-Jan-07 |
| **Number** | 3070Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 26 January 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 8771 | 6.5615 GBP | 6.5392 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 150605 | 6.58 GBP | 6.54 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 2752 | 6.5615 GBP |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 29 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
*www.thetakeoverpanel.org.uk***

END

Close

# Resolution plc – Rule 12g3-2(b) Exemption Request
# APPENDIX A5: OTHER PUBLIC DISCLOSURES
# Volume 8

| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Holding(s) in Company |
| **Released** | 16:22 29-Jan-07 |
| **Number** | 3195Q |





ISST APR -9  A  9: 23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

---

**[I]**

# TR-1 : NOTIFICATION OF MAJOR INTERESTS IN SHARES

---

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are [ii] attached :** | Resolution PLC |

| **2. Reason for the notification** (please tick the appropriate box or boxes): | |
|---|---|
| An acquisition or disposal of voting rights | X |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |

| | |
|---|---|
| **3. Full name of person(s) subject to the [iii] notification obligation :** | Legal & General Group Plc (Direct) (L&G) |
| **4. Full name of shareholder(s)** (if different from 3.) [iv] : | Legal & General Assurance (Pensions Management) Limited (PMC) |
| **5. Date of the transaction and date on which [v] the threshold is crossed or reached :** | 24 January 2007 |
| **6. Date on which issuer notified:** | 26 January 2007 |
| **7. Threshold(s) that is/are crossed or reached:** | From 4% - 3% (L&G) |

---

**8. Notified details:**

---

## A: Voting rights attached to shares

---

| Class/type of shares<br>if possible using the ISIN CODE | Situation previous to the Triggering transaction [vi] | | Resulting situation after the triggering transaction [vii] | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights viii | Number of shares | Number of voting rights ix | | % of voting rights | |
| | | | Direct | Direct x | Indirect xi | Direct | Indirect |
| ORD 5p | 34,039,740   4.96%<br>(under S-198 on 18/01/06) | | 27,318,894 | 27,318,894 | | 3.98 | |

## B: Financial Instruments

**Resulting situation after the triggering transaction xii**

| Type of financial instrument | Expiration date xiii | Exercise/ Conversion Period/ Date xiv | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 27,318,894 | 3.98 |

## 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

Legal & General Investment Management Limited (Indirect)

Legal & General Group Plc (Direct) (L&G) (27,318,894 = 3.98% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (21,457,238 =    Legal & General Insurance Holdings Limited (LGIH) (Direct)

3.13%)

| | |
|---|---|
| Legal & General Assurance (Pensions Management) Limited (PMC) (21,457,238 = 3.13%) | Legal & General Assurance Society Limited (LGAS & LGPL) |
| | Legal & General Pensions Limited (Direct) (LGPL) |

| Proxy Voting: | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |

| | |
|---|---|
| **13. Additional information:** | Notification using shares in issue figure of 685,164,330 |
| **14. Contact name:** | Helen Lewis |
| **15. Contact telephone number:** | 020 7528 6742 |

## Notes to the Forms

[i]
    This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii]
    Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii]
    This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

-    in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

-    in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

-        in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

-        in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

-        in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

-        in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

-        in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv]
        Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

[v]
        The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

[vi]
        Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii        Direct and indirect

ix        In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x        Voting rights to shares held by notifying party (DTR 5.1)

xi        Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

xii        If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii        date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv        If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

xv        The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi        This annex is only to be filed with the competent authority.

xvii        Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END



| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:45 30-Jan-07 |
| Number | 3555Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
## (Rule 38.5(a) of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in ' | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 29 January 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,825,485 | GBP 6.6050 | GBP 6.5350 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 1,971,811 | GBP 6.6500 | GBP 6.5300 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 30 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:41 30-Jan-07 |
| **Number** | 3646Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 29 January 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 232381 | 6.605 GBP | 6.5382 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 200699 | 6.5695 GBP | 6.5695 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| | |
|---|---|
| Date of disclosure | 30 January 2007 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

[Close]

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:17 30-Jan-07 |
| **Number** | 2175 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 29 January 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,768,323 | 2.89% | 287,080 | 0.04% |
| (2) Derivatives (other than options) | 446,742 | 0.07% | 282,226 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,215,065 | 2.95% | 569,306 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
| --- | --- | --- |
| Purchase | 13,100 | 6.6048 |
| Purchase | 1,931 | 6.5213 |
| Purchase | 3,126 | 6.6050 |
| Purchase | 4,142 | 6.6050 |
| Purchase | 1,700 | 6.5363 |
| Purchase | 1,100 | 6.6163 |
| Sale | 284 | 6.6050 |
| Sale | 6,000 | 6.5938 |
| Sale | 6,700 | 6.6214 |
| Sale | 13,027 | 6.5443 |
| Sale | 13,636 | 6.6259 |


NB: The below transactions which were previously disclosed have been cancelled

| Deal Date | Purchase/Sale | Number of Securities | Price per unit (GBP) |
| --- | --- | --- | --- |
| 26/01/2007 | Sale | 3,475 | 6.5560 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
| --- | --- | --- | --- |
| CFD | Short | 1931 | 6.5213 |
| CFD | Short | 1700 | 6.5363 |
| CFD | Short | 13100 | 6.6048 |
| CFD | Short | 1100 | 6.6163 |
| CFD | Long | 6000 | 6.5938 |
| CFD | Long | 6700 | 6.6214 |
| CFD | Long | 13636 | 6.6259 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
| --- | --- | --- | --- | --- | --- |

(ii) Exercising

Product name, e.g.   Number of              Exercise price per

| call option | securities | unit (Note 5) |
| --- | --- | --- |

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
| --- | --- |

## 4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the
) person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.   If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                          NO

| | |
| --- | --- |
| Date of disclosure | 30 January 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Close

| | |
|---|---|
| **Company** | BlackRock Group |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:19 30-Jan-07 |
| **Number** | 3690Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| **Name of person dealing  (Note 1)** | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | 5p Ordinary shares |
| **Date of dealing** | 29th January 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 35,485,136 | 5.17% | | |
| (2) Derivatives (other than options) | 105,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,590,136 | 5.19% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe (Note 3)**

| Class of relevant security: | Details |
|---|---|
| | |

### 3.    DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 20,000 | GBP 6.571 |
| Sale | 42,049 | GBP 6.54 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...................................................................................

.............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | 30th January 2007 |
|---|---|
| Contact name | Thomas Hone |

| Telephone number | 020 7743 2098 |
| --- | --- |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3-Resolution Plc |
| Released | 12:47 30-Jan-07 |
| Number | 3760Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **29 January 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 28,500,040 | 4.15 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,500,040 | 4.15 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:            Details

## 3.     DEALINGS (Note 4)

### (a)     Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 1,325,000 | GBP 6.6002 |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c)     Options transactions in respect of existing securities
### (i)     Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d)     Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................

..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | **30 January 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

)

'

| | |
|---|---|
| **Company** | Centaurus Capital Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution |
| **Released** | 12:50 30-Jan-07 |
| **Number** | 3764Q |

RNS Number:3764Q
Centaurus Capital Limited
30 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 29.01.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 6,925,000 1.011% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 6,925,000 1.011% | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale      Number of securities      Price per unit (Note 5)

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 1,825,000 | 660.99 |

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

| Product name, | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise | Type, e.g. American, European etc. | Expiry | Option money |
|---|---|---|---|---|---|---|
| e.g. call option | , | | price | | date | paid/ received per unit (Note 5) |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details   Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                        30.01.2007

Contact name                                             Paul Leary

Telephone number                                        020 78523830

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



This information is provided by RNS
The company news service from the London Stock Exchange


END

Close

| Company | M&G Inv Management Ltd |
| --- | --- |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:56 30-Jan-07 |
| **Number** | PRNUK-3001 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | Prudential Plc / M&G Investment Management Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 29 January 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 20,922,693 | 3.05% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 20,922,693 | 3.05% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:        Details

## 3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 150,000 | 6.60000GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    30 January 2007

Contact name                                    Emma Thompson

Telephone number                                020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

[Close]

| Company | HBOS PLC |
|---|---|
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 13:37 30-Jan-07 |
| Number | 3787Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.    **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 29 January 2007 |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,365,477 | (2.680%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,365,477 | (2.680%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 128,163 | £6.584 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................
N/A
.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)  NO

| Date of disclosure | 30 January 2007 |
|---|---|

| | |
|---|---|
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Standard Life Investments |
|---|---|
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution Plc |
| Released | 14:31 30-Jan-07 |
| Number | 3837Q |

## FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

### 1.     KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **29/01/07** |

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | **8,408,718** | **2.33** | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | **8,408,718** | **2.33** | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe (Note 3)**

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 3,742 | GBP 6.6125 |
| Purchase | 275,000 | GBP 6.5850 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..........................................................................

..........................................................................

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                    30/01/07

| Contact name | **David Mclaren** |
|---|---|
| Telephone number | **0131-524-2805** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

[ Close ]

)

| Company | Centaurus Capital Limited |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution plc |
| Released | 08:51 31-Jan-07 |
| Number | 4294Q |

RNS Number:4294Q
Centaurus Capital Limited
31 January 2007


FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 30.01.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                  Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 8,680,000 1.267% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 8,680,000 1.267% | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                Details


3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale      Number of securities      Price per unit (Note 5)


(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 1,580,000 | 660.99 |
| CFD | Long | 175,000 | 661.00 |


(c) Options transactions in respect of existing securities


(i) Writing, selling, purchasing or varying


| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details   Price per unit (if applicable) (Note 5)


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                                    31.01.2007

Contact name                                                         Paul Leary

Telephone number                                                 020 78523830

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:16 31-Jan-07 |
| Number | 4374Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

1. **KEY INFORMATION**

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 30 January 2007 |

2. **DEALINGS** (Note 2)

(a) **Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,556,436 | GBP 6.6350 | GBP 6.5800 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 1,935,152 | GBP 6.6400 | GBP 6.5950 |

(b) **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)        Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.        OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 31 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* www.thetakeoverpanel.org.uk

END



| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure Amendment |
| Released | 10:19 31-Jan-07 |
| Number | 4382Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

Amendment

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 29 January 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,825,485 | GBP 6.6050 | GBP 6.5350 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 1,975,811 | GBP 6.6500 | GBP 6.5300 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 31 January 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END



**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

| Company | M&G Inv Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3 - Resolution Plc |
| Released | 11:13 31-Jan-07 |
| Number | PRNUK-3101 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)    Prudential Plc / M&G Investment Management
                                   Limited

Company dealt in                   Resolution Plc

Class of relevant security to      Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                    30 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,722,693 | 2.87% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 19,722,693 | 2.87% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:      Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 1000000 | 6.60000GBP |
| SALE | 200000 | 6.60000GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 31 January 2007 |
| Contact name | Hatal Patel |
| Telephone number | 020 7548 3183 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | Royal London Asset |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:19 31-Jan-07 |
| Number | 4412Q |

RNS Number:4412Q
Royal London Asset
31 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Royal London Asset Management |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25p shs |
| Date of dealing | 30/01/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 9,906,021 | (1.44%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,906,021 | (1.44%) | | |

(b) Interests and short positions in relevant securities of the company, other

than the class dealt in (Note 3)

Class of relevant security:

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 1,385 | 6.60500000 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................................

...............................................................................

Is a Supplemental Form 8 attached? (Note 9)        NO

Date of disclosure                                31 January 2007

Contact name                                      Zahira Muslim

Telephone number                                  0207 506 6660

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:56 31-Jan-07 |
| **Number** | 4528Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 30 January 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 118411 | 6.62 GBP | 6.5825 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 55334 | 6.613 GBP | 6.605 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.     OTHER INFORMATION

## Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 31 January 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

## The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
*www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:56 31-Jan-07 |
| **Number** | 4531Q |

**FORM 8.3**

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   **KEY INFORMATION**

Name of person dealing (Note 1)   **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in   **RESOLUTION PLC**

Class of relevant security to which the   **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing   **30 JANUARY 2007**

2.   **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,103,500 | 5.707% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,103,500 | 5.707% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)   **Rights to subscribe** (Note 3)

Class of relevant security:              Details

3.   **DEALINGS** (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 57,801 | GBP6.630000 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

.............................................................................

.............................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                  **NO**

| | |
|---|---|
| Date of disclosure | 31 JANUARY 2007 |
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| Company TIDM | BlackRock Group |
|---|---|
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:42 31-Jan-07 |
| Number | 4608Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.     **KEY INFORMATION**

Name of person dealing  (Note 1)          BlackRock Group

Company dealt in                                   Resolution PLC

Class of relevant security to which the   5p Ordinary shares
dealings being disclosed relate (Note 2)
Date of dealing                                      30[th] January 2007

2.     **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 35,461,436 | 5.18% | | |
| (2) Derivatives (other than options) | 105,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,566,436 | 5.19% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

Class of relevant security:                Details

3.     **DEALINGS** (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 60,000 | GBP 6.5825 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...................................................................................

.............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)               **NO**

| | |
|---|---|
| Date of disclosure | 31th January 2007 |
| Contact name | Siobhain Cox |
| Telephone number | 020 7743 4653 |

If a connected EFM, name of offeree/offeror with which   N/A
connected

If a connected EFM, state nature of connection (Note 10)      N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

)

;

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:08 31-Jan-07 |
| Number | 4698Q |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 30/01/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16774726 | 2.44882 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16840445 | 2.45841 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 4094 | 6.64 |
| BUY | 151982 | 6.64 |
| BUY | 3924 | 6.64 |
| SELL | 2542 | 6.61 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date            31/01/2007
Contact Name               Harshil Naik
Telephone Number           020 7698 6213
If Connected EFM           N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM           N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

| Company | HBOS PLC |
|---|---|
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:30 31-Jan-07 |
| Number | 4741Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 30 January 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,347,261 | (2.678%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,347,261 | (2.678%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 18,216 | £6.614 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...................................................................................

N/A

...................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

**Date of disclosure**                    31 January 2007

| Contact name | Kenny Melville |
| --- | --- |
| Telephone number | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Centaurus Capital Limited |
| --- | --- |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution |
| **Released** | 09:21 01-Feb-07 |
| **Number** | 5294Q |

```
 RNS Number:5294Q
Centaurus Capital Limited
01 February 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 31.01.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
| --- | --- | --- |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 9,530,000 1.391% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 9,530,000 1.391% | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
| --- | --- | --- |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

(3) Options and agreements to purchase/sell

                                    Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                          Details


3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale     Number of securities        Price per unit (Note 5)


(b) Derivatives transactions (other than options)


| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 850,000 | 655.02p |


(c) Options transactions in respect of existing securities


(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details   Price per unit (if applicable) (Note 5)


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | NO |
| Date of disclosure | 01.02.2007 |
| Contact name | Paul Leary |
| Telephone number | 020 78523830 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:11 01-Feb-07 |
| Number | 5420Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.   KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in ' | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 31 January 2007 |

## 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,318,705 | GBP 6.6000 | GBP 6.4950 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 1,087,684 | GBP 6.6000 | GBP 6.5000 |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 01 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  *www.thetakeoverpanel.org.uk*

END

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

| Company | Aberdeen Asset Management PLC |
|---|---|
| TIDM | ADN |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:54 01-Feb-07 |
| Number | 5495Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.  **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing  (Note 1) | *Aberdeen Asset Management PLC* |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 31/01/2007 |

2.  **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 23,800,655 | 3.47 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 23,800,655 | 3.47 | | |



**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)  **Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 78,074 | £6.555 |
| Purchase | 5,000 | £6.533502 |
| Sale | 60,938 | £6.5096 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................

..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **YES/NO**

| | |
|---|---|
| Date of disclosure | 01/02/2007 |
| Contact name | Robert Haggerty |

| Telephone number | 01224 425266 |
|---|---|

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:09 01-Feb-07 |
| **Number** | 5521Q |

FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 31 January 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 125033 | 6.60 GBP | 6.4965 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 170160 | 6.566 GBP | 6.5154 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 5000 | 6.5178 GBP |
| CFD | Long | 25000 | 6.5367 GBP |
| CFD | Long | 50000 | 6.5191 GBP |
| CFD | Long | 25000 | 6.4965 GBP |
| CFD | Long | 5311 | 6.5282 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer none, this should be stated.

| Date of disclosure | 01 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

<span>Close</span>

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:28 01-Feb-07 |
| Number | 5552Q |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person               State Street
    Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In             Resolution PLC
Class of Relevant Security   Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing              31/01/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16863150 | 2.46173 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16928869 | 2.47132 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 10209 | 6.52 |
| BUY | 4406 | 6.50 |
| BUY | 2881 | 6.55 |
| BUY | 106945 | 6.55 |
| BUY | 2761 | 6.55 |
| BUY | 4406 | 6.50 |
| BUY | 8812 | 6.50 |
| BUY | 2644 | 6.50 |
| SELL | 23226 | 6.52 |
| SELL | 11146 | 6.50 |
| SELL | 20268 | 6.50 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.


Is a Supplemental Form 8 Attached? (Note 9)                                    NO

Disclosure Date              01/02/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- RESOLUTION PLC |
| Released | 12:43 01-Feb-07 |
| Number | 5579Q |


**FORM 8.3**


## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

Name of person dealing (Note 1)        **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in        **RESOLUTION PLC**

Class of relevant security to which the **ORD GBP0.05**
dealings being disclosed relate (Note 2)

Date of dealing        **31 JANUARY 2007**

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 39,100,503 | 5.707% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,100,503 | 5.707% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:        Details

### 3.    DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| SALE | 368 | GBP6.535000 |
| SALE | 2,629 | GBP6.535002 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          NO

| Date of disclosure | 01 FEBRUARY 2007 |
| --- | --- |
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

☒ ☐

| Company | BlackRock Group |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:47 01-Feb-07 |
| Number | 5586Q |

○

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 31st January 2007 |

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 35,526,282 | 5.19% | | |
| (2) Derivatives (other than options) | 105,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,631,282 | 5.20% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

### 3.     DEALINGS (Note 4)

## (a)   Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 154 | GBP 6.52571 |
| Purchase | 65,000 | GBP 6.52 |
| Purchase | 36,300 | GBP 6.6041* |

*Trade Date was 30th January 2007*

## (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)   Options transactions in respect of existing securities
## (i)   Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)   Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)   Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.   OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................

..........................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| **Date of disclosure** | 1st February 2007 |
| **Contact name** | Siobhain Cox |

| | |
|---|---|
| **Telephone number** | 020 7743 4653 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>
END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:58 01-Feb-07 |
| **Number** | 2246 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 30 January 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,318,902 | 3.11% | 289,675 | 0.04% |
| (2) Derivatives (other than options) | 457,942 | 0.07% | 286,462 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,776,844 | 3.18% | 576,137 | 0.08% |

(b)    Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:   Details


3.   DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 100 | 6.6350 |
| Purchase | 2,084 | 6.6050 |
| Purchase | 7,300 | 6.6159 |
| Purchase | 2,982 | 6.6050 |
| Sale | 4,500 | 6.6242 |
| Sale | 6,700 | 6.6250 |
| Sale | 1,964 | 6.6337 |
| Sale | 1,100 | 6.6087 |
| Sale | 5,300 | 6.6050 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 7300 | 6.6159 |
| CFD | Long | 1100 | 6.6086 |
| CFD | Long | 4500 | 6.6241 |
| CFD | Long | 6700 | 6.6250 |
| CFD | Long | 1964 | 6.6336 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)          NO

| | |
|---|---|
| Date of disclosure | 01 February 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Close

| Company | Legal & General Investment Mgmnt Ld |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 14:22 01-Feb-07 |
| Number | 5666Q |

FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.  KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **31 January 2007** |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 28,423,923 | 4.14 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,423,923 | 4.14 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)  Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 1,500 | GBP 6.495 |
| Sale | 113,600 | GBP 6.515 |
| Sale | 200,900 | GBP 6.52 |
| Purchase | 200,900 | GBP 6.52 |
| Purchase | 20,000 | GBP 6.52 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                                   **01 February 2007**

| Contact name | **Helen Tasker** |
|---|---|
| Telephone number | **0207 528 6818** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 15:34 01-Feb-07 |
| **Number** | 2305 |

FORM 8.3

     DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
          (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 31 January 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,735,619 | 2.88% | 317,383 | 0.05% |
| (2) Derivatives (other than options) | 495,705 | 0.07% | 328,857 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,231,324 | 2.95% | 646,240 | 0.09% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:   Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 2,000 | 6.4907 |
| Purchase | 82 | 6.605 |
| Purchase | 16,000 | 6.6057 |
| Purchase | 7,200 | 6.5052 |
| Purchase | 725 | 6.5132 |
| Purchase | 29,064 | 6.5154 |
| Purchase | 932 | 6.5172 |
| Purchase | 335 | 6.52 |
| Sale | 21,500 | 6.5714 |
| Sale | 6,538 | 6.5159 |
| Sale | 4,034 | 6.6200 |
| Sale | 5,930 | 6.52 |
| Sale | 7,709 | 6.6050 |
| Sale | 3,867 | 6.5200 |
| Sale | 8,322 | 6.5200 |
| Sale | 638 | 6.5200 |
| Sale | 10,114 | 6.5893 |
| Sale | 1,793 | 6.5200 |
| Sale | 2,245 | 6.605 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Long | 29064 | 6.5155 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details                 Price per unit
(Note 8)                                       (if applicable)
                                               (Note 5)


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                     NO


Date of disclosure                    01 February 2007
Contact name                          BARCLAYS COMPLIANCE
Telephone number                      020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[ Close ]

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 30 January 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,318,902 | 3.11% | 289,675 | 0.04% |
| (2) Derivatives (other than options) | 457,942 | 0.07% | 286,462 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,776,844 | 3.18% | 576,137 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 100 | 6.6350 |
| Purchase | 2,084 | 6.6050 |
| Purchase | 7,300 | 6.6159 |
| Purchase | 2,982 | 6.6050 |

```
Sale              4,500              6.6242
Sale              6,700              6.6250
Sale              1,964              6.6337
Sale              1,100              6.6087
Sale              5,300              6.6050
```

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 7300 | 6.6159 |
| CFD | Long | 1100 | 6.6086 |
| CFD | Long | 4500 | 6.6241 |
| CFD | Long | 6700 | 6.6250 |
| CFD | Long | 1964 | 6.6336 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | E: d: |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.

| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | NO |
| Date of disclosure | 01 February 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Close window

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 10:32 02-Feb-07 |
| Number | 6207Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 1st February 2007 |

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 35,518,211 | 5.18% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,628,211 | 5.20% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.     DEALINGS (Note 4)

**(a) Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 8,071 | GBP 6.57 |

**(b) Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 5,000 | GBP 6.6299 |

**(c) Options transactions in respect of existing securities**
**(i) Writing, selling, purchasing or varying**

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii) Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

**(d) Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...............................................................................

.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                **NO**

| | |
|---|---|
| **Date of disclosure** | 2nd February 2007 |
| **Contact name** | Thomas Hone |
| **Telephone number** | 020 7743 2098 |

If a connected EFM, name of offeree/offeror with which N/A
connected

If a connected EFM, state nature of connection (Note 10)     N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:51 02-Feb-07 |
| Number | 6235Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

1.     **KEY INFORMATION**

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 01 February 2007 |

2.     **DEALINGS** (Note 2)

(a)     **Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 809,475 | GBP 6.6350 | GBP 6.5000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 904,043 | GBP 6.6300 | GBP 6.5400 |

(b)     **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c)     **Options transactions in respect of existing securities**

(i)     **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.  OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 02 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 11:07 02-Feb-07 |
| **Number** | PRNUK-0202 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)    Prudential Plc / M&G Investment Management
                                   Limited

Company dealt in                   Resolution Plc

Class of relevant security to      Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                    01 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,007,693 | 2.77% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 19,007,693 | 2.77% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 715,000 | 6.62070GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    02 February 2007

Contact name                              Emma Thompson

Telephone number                          020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:55 02-Feb-07 |
| **Number** | 6343Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 01 February 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 51279 | 6.6593 GBP | 6.615 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 41279 | 6.6557 GBP | 6.6176 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 10000 | 6.6017 GBP |
| CFD | Short | 390 | 6.52 GBP |
| CFD | Short | 780 | 6.52 GBP |
| CFD | Short | 1170 | 6.52 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, | Number of securities to which the option | Exercise price | Type, e.g. American, | Expiry date | Opti paid |
|---|---|---|---|---|---|---|

| varying etc. | relates (Note 5) | | European etc. | | per |

**(ii)** **Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.  OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 02 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

Close

| Company | Newton Investment Management Ltd |
| TIDM | |
| Headline | Rule 8.3- (Resolution plc) |
| Released | 11:57 02-Feb-07 |
| Number | 6353Q |

```
RNS Number:6353Q
Newton Investment Management Ltd
02 February 2007
```

                                                          FORM 8.3


        DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

              (Rule 8.3 of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

Name of person dealing (Note 1)          Newton Investment Management
                                         Limited & its subsidiaries


Company dealt in                         Resolution

Class of relevant security to which the  Ordinary GBP0.10
dealings being disclosed relate (Note 2)

Date of dealing                          01 February 2007


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
    security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,039,622 | 2.34 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,039,622 | 2.34 | | |

(b) Interests and short positions in relevant securities of the company, other
    than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |


(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sales | 4,300 | 6.61 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO


Date of disclosure                                              02 February 2007

Contact name                                                    Barry Smalls

Telephone number                                                0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END


[Close]

| Company | Barclays PLC |
| --- | --- |
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:57 02-Feb-07 |
| Number | 2168 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 01 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,755,541 | 2.88% | 278,700 | 0.04% |
| (2) Derivatives (other than options) | 495,705 | 0.07% | 328,857 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,251,246 | 2.96% | 607,557 | 0.09% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)  Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)  Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 56,636 | 6.6200 |
| Purchase | 8,830 | 6.5805 |
| Sale | 7,393 | 6.5680 |
| Sale | 2,830 | 6.5637 |
| Sale | 9,900 | 6.6319 |
| Sale | 14,256 | 6.6168 |
| Sale | 11,165 | 6.6187 |

(b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 8830 | 6.5805 |
| CFD | Long | 2830 | 6.5636 |
| CFD | Long | 14256 | 6.6167 |
| CFD | Long | 11165 | 6.6186 |
| CFD | Long | 9900 | 6.6318 |

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) |
|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                         02 February 2007
Contact name                               BARCLAYS COMPLIANCE
Telephone number                           020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[Close]

RNS Number:6484Q
Resolution PLC
02 February 2007


TR-1:  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing          Reso:
shares to which voting rights are attached:

2. Reason for the notification     (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification         Prudential plc
obligation:

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is          30-t
crossed or reached if different):

6. Date on which issuer notified:                                       01-]

7. Threshold(s) that is/are crossed or reached:

8. Notified details:


A: Voting rights attached to shares

| Class/type of shares | Situation previous to the Triggering transaction | | Resulting situation after the trigge | |
|---|---|---|---|---|
| (if possible using the ISIN CODE) | Number of Shares | Number of Voting Rights | Number of shares Direct | Number of voting ri< Direct   x   Indi: x: |
| GB0004342563 | 20,864,116 | 20,864,116 | Below 3% | Below 3% |


B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting that may be acqu: the instrumen1 exercised/ conv< |
|---|---|---|---|

Total (A+B)
Number of voting rights                          % of voting rights
Below 3%                                         Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the f:
held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:                                    N/A

11. Number of voting rights proxy holder will cease to hold:     N/A

12. Date on which proxy holder will cease to hold voting rights: N/A


13. Additional information:          None

14. Contact name:                    Emma Thompson

15. Contact telephone number:        020 7548 2293


-------------------------

                    This information is provided by RNS
         The company news service from the London Stock Exchange
END

HOLZLLFBDLBFBBD


Close window

| | |
|---|---|
| **Company** | Lansdowne Partners Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 14:24 02-Feb-07 |
| **Number** | 6477Q |

RNS Number:6477Q
Lansdowne Partners Limited
02 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)    Lansdowne Partners Limited Partnership

Company dealt in                   Resolution Plc

Class of relevant security to which  Ordinary shares
the dealings being disclosed relate
(Note 2)

Date of dealing                    01 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,004,402 | (1.31%) | | |
| (2) Derivatives (other than options) | 8,357,170 | (1.22%) | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,361,572 | (2.53%) | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Short | 434 | £6.6184 |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................................

.............................................................................

Is a Supplemental Form 8 attached? (Note 9)           NO

Date of disclosure                        02 February 2007

Contact name                              Paul Fieldhouse

Telephone number                          020 7290 5500

If a connected EFM, name of offeree              N/A
/offeror with which connected

If a connected EFM, state nature of              N/A
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | State Street Global Advisors |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 15:34 02-Feb-07 |
| Number | 6606Q |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person                State Street
    Dealing (Note 1)             Global Advisors & Affiliates
Company Dealt In              Resolution PLC
Class of Relevant Security    Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing               01/02/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16933532 | 2.47200 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16999251 | 2.48159 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase /<br>Sale | Number of<br>Securities | Price<br>per Unit |
|---|---|---|
| BUY | 1630 | 6.62 |
| BUY | 60514 | 6.62 |
| BUY | 1514 | 6.62 |
| BUY | 1562 | 6.62 |
| BUY | 5162 | 6.56 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short<br>(Note 6) | No./Securites<br>(Note 7) | Price/Unit<br>(Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name<br>(eg call option) | Write,Sell<br>Purchasing,<br>Varying etc. | No/Securities<br>Which the<br>Optn Relates<br>Relates-Note7 | Exercise<br>Price | Type<br>(e.g. USA,<br>European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money<br>Paid/Received<br>per Unit<br>(Note 5) |
|---|---|

    (ii) Exercising

| Product Name<br>(eg call option) | Number of<br>Securities | Exercise<br>Price per<br>Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction<br>(Note 8) | Details | Price / Unit<br>if applicable<br>(Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.

If none, this should be stated.


Is a Supplemental Form 8 Attached? (Note 9)                                    NO

Disclosure Date              02/02/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

| | |
|---|---|
| **Company** | Wesleyan Assurance Society |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 09:45 05-Feb-07 |
| **Number** | 6968Q |

RNS Number:6968Q
Wesleyan Assurance Society
05 February 2007


                                                          FORM 8.3


      DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

                      (Rule 8.3 of the Takeover Code)


1. KEY INFORMATION


Name of person dealing (Note 1)


WESLEYAN ASSURANCE SOCIETY


Company dealt in


RESOLUTION PLC


Class of relevant security to which
the dealings being disclosed relate
(Note 2)


ORDINARY 5P


Date of dealing


2 FEBRUARY 2007


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 8,281,523 | 1.223 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,281,523 | 1.223 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 100,000 | £6.71 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

Is a Supplemental Form 8 attached? (Note 9)     NO

Date of disclosure     5 FEBRUARY 2007

Contact name     IAN FARQUHARSON

Telephone number     0121 200 9050

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:49 05-Feb-07 |
| Number | 7034Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1. KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in · | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 02 February 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 905,030 | GBP 6.7046 | GBP 6.6450 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 858,496 | GBP 6.7200 | GBP 6.6100 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 05 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END

| Company | Standard Life Investments |
|---|---|
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution |
| Released | 11:03 05-Feb-07 |
| Number | 7050Q |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

**Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity**

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **Standard Life Investments** |
| Company dealt in ' | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **02/02/07** |

## 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 8,407,680 | 2.33 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,407,680 | 2.33 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 1,038 | GBP 6.598439 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..................................................................

..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          NO

Date of disclosure          05/02/07

| Contact name | **Graeme Watson** |
|---|---|
| Telephone number | **0131-524-2806** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

| Company | M&G Inv Management Ltd |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 11:18 05-Feb-07 |
| Number | PRNUK-0502 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | Prudential Plc / M&G Investment Management Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 02 February 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,482,693 | 2.69% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,482,693 | 2.69% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 525,000 | 6.64640GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          05 February 2007

Contact name                              Emma Thompson

Telephone number                    ·     020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

[Close]

| Company | F&C Asset Management PLC |
| --- | --- |
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:29 05-Feb-07 |
| Number | 7082Q |

RNS Number:7082Q
F&C Asset Management PLC
05 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing  (Note 1)          F&C Asset Management plc

Company dealt in                          Resolution Plc

Class of relevant security                GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                           01/02/07

2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 27,388,155 | (4.00%) | - | |
| (2) Derivatives (other than options) | - | | - | |
| (3) Options and agreements to purchase/sell | - | | - | |
| Total | 27,388,155 | (4.00%) | - | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | - | | - | |
| (2) Derivatives (other than options) | - | | - | |

(3) Options and agreements to purchase/sell      -        -

Total                  -        -

(c)      Rights to subscribe (Note 3)

Class of relevant security:    Details

-

3.      DEALINGS (Note 4)

(a)      Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|

(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| - | | | |

(c)      Options transactions in respect of existing securities
(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| - | | | | | | |

(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| - | | |

(d)      Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| Transfer out to another fund manager | 14,165 | GBP 6.5200 |

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None


Is a Supplemental Form 8 attached? (Note 9) NO


| | |
|---|---|
| Date of disclosure | 05/02/07 |
| Contact name | Mike Bassi, F&C Asset Management plc |
| Telephone number | 0131 718 1093 |
| If a connected EFM, name of offeree/offeror with which connected | - |
| If a connected EFM, state nature of connection (Note 10) | - |


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

| | |
|---|---|
| **Company** | Royal London Asset |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:42 05-Feb-07 |
| **Number** | 7087Q |

RNS Number:7087Q
Royal London Asset
05 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

ROYAL LONDON ASSET MANAGEMENT

Company dealt in

RESOLUTION PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORDINARY 25P SHS

Date of dealing

02/02/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,561,643 | (1.39%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,561,643 | (1.39%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell . | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 344,378 | 6.70464902 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                                             05 FEBRUARY 2007

Contact name                                                   ZAHIRA MUSLIM

Telephone number                                               0207 506 6534

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                        This information is provided by RNS
              The company news service from the London Stock Exchange

END

Close

| Company | Barclays PLC |
| --- | --- |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:12 05-Feb-07 |
| **Number** | 2172 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.  KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 02 February 2007 |

2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,722,777 | 2.88% | 310,687 | 0.05% |
| (2) Derivatives (other than options) | 541,940 | 0.08% | 293,927 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,264,717 | 2.96% | 604,614 | 0.09% |

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale Number of Securities Price per unit
                                     (GBP)
| Purchase | 12,290 | 6.6200 |
| Purchase | 1,640 | 6.6456 |
| Purchase | 900 | 6.6510 |
| Purchase | 2,084 | 6.7000 |
| Sale | 2,901 | 6.6837 |
| Sale | 740 | 6.6513 |
| Sale | 10,572 | 6.7148 |
| Sale | 629 | 6.6464 |
| Sale | 295 | 6.7000 |
| Sale | 13,508 | 6.6484 |
| Sale | 5,500 | 6.7182 |
| Sale | 15,365 | 6.6987 |
| Sale | 168 | 6.6200 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
| --- | --- | --- | --- |
| CFD | Short | 900 | 6.6510 |
| CFD | Short | 8191 | 6.6655 |
| CFD | Long | 26597 | 6.6569 |
| CFD | Long | 2901 | 6.6836 |
| CFD | Long | 15365 | 6.6986 |
| CFD | Long | 10572 | 6.7148 |
| CFD | Long | 5500 | 6.7181 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
| --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details            Price per unit
(Note 8)                                 (if applicable)
                                         (Note 5)


4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)               NO


Date of disclosure                       05 February 2007
Contact name                             BARCLAYS COMPLIANCE
Telephone number                         020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[Close]

| Company | GoldmanSachs International |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 13:06 05-Feb-07 |
| Number | 7185Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 02 February 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 131812 | 6.7096 GBP | 6.645 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 176312 | 6.747 GBP | 6.65 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 1000 | 6.6503 GBP |
| CFD | Long | 10000 | 6.6116 GBP |
| CFD | Short | 38000 | 6.6503 GBP |
| CFD | Short | 23000 | 6.6503 GBP |
| CFD | Short | 16000 | 6.6503 GBP |
| CFD | Short | 14000 | 6.6503 GBP |
| CFD | Short | 1000 | 6.6503 GBP |
| CFD | Long | 38500 | 6.7096 GBP |

### (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 05 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:48 05-Feb-07 |
| Number | 7288Q |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 02/02/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 7,600 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 17002217 | 2.48203 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17067936 | 2.49162 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 12578 | 6.70 |
| BUY | 1631 | 6.64 |
| BUY | 60514 | 6.64 |
| BUY | 1562 | 6.64 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date                05/02/2007
Contact Name                   Harshil Naik
Telephone Number               020 7698 6213
If Connected EFM               N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM               N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

[Close]

| Company | Centaurus Capital Limited |
|---|---|
| TIDM | |
| Headline | Rule 8.3- (Resolution plc) |
| Released | 14:49 05-Feb-07 |
| Number | 7287Q |

RNS Number:7287Q
Centaurus Capital Limited
05 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 02.02.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 9,581,730 1.398% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 9,581,730 1.398% | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

(3) Options and agreements to purchase/sell

                                Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                        Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 51,730 | 669.42p |

### (c) Options transactions in respect of existing securities

#### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

#### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9) NO


| | |
|---|---|
| Date of disclosure | 05.02.2007 |
| Contact name | Paul Leary |
| Telephone number | 020 78523830 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)


Notes


The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 09:52 06-Feb-07 |
| **Number** | 7757Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 05 February 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 7,236 | GBP 6.6200 | GBP 6.6200 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note |
|---|---|---|
| | GBP | GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.      OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 06 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END

| | |
|---|---|
| Company | BlackRock Group |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:08 06-Feb-07 |
| Number | 7839Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

| | |
|---|---|
| **Name of person dealing** (Note 1) | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | 5p Ordinary shares |
| **Date of dealing** | 5th February 2007 |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

(a) **Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 35,493,799 | 5.18% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,603,799 | 5.19% | | |

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3.    **DEALINGS** (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 24,855 | GBP 6.6123 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) | |
|---|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...................................................................................

......................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                **NO**

| | |
|---|---|
| Date of disclosure | 6th February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which** N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)** N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Legal & General Investment Mgmnt Ld |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 11:57 06-Feb-07 |
| Number | 7904Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.   **KEY INFORMATION**

Name of person dealing  (Note 1)          *Legal & General Investment Management Ltd.*

Company dealt in          **Resolution Plc**

Class of relevant security to which the dealings          Ordinary Shares GBP 0.05
being disclosed relate (Note 2)
Date of dealing          **05 February 2007**

2.   **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 28,423,175 | 4.14 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,423,175 | 4.14 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)   Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 12,800 | GBP 6.6075 |
| Purchase | 12,800 | GBP 6.6075 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

............................................................................

............................................................................

Is a Supplemental Form 8 attached? (Note 9)                 NO

Date of disclosure                          06 February 2007

Contact name                                Helen Tasker

| Telephone number | 0207 528 6818 |
|---|---|

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:16 06-Feb-07 |
| **Number** | 2213 |

FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
            (Rule 8.3 of the City Code on Takeovers and Mergers)


1.   KEY INFORMATION

Name of person dealing          BARCLAYS PLC
(Note 1)
Company dealt in                RESOLUTION PLC
Class of relevant security      ORD GBP0.05
to which the dealings being
disclosed relate (Note 2)
Date of dealing                 05 February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,735,649 | 2.88% | 265,342 | 0.04% |
| (2) Derivatives (other than options) | 527,529 | 0.08% | 295,792 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,263,178 | 2.96% | 561,134 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other
      than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 419 | 6.6200 |
| Purchase | 100 | 6.6363 |
| Purchase | 7 | 6.6300 |
| Purchase | 2,711 | 6.6249 |
| Purchase | 565 | 6.6613 |
| Purchase | 4,400 | 6.6410 |
| Purchase | 11,700 | 6.6347 |
| Sale | 2,200 | 6.6540 |
| Sale | 1,000 | 6.5937 |
| Sale | 900 | 6.6025 |
| Sale | 2,930 | 6.6319 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 2711 | 6.6249 |
| CFD | Short | 11700 | 6.6346 |
| CFD | Short | 100 | 6.6363 |
| CFD | Short | 4400 | 6.6409 |
| CFD | Short | 565 | 6.6613 |
| CFD | Long | 1000 | 6.5936 |
| CFD | Long | 2200 | 6.6540 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)


| Nature of transaction Details (Note 8) | | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


| Date of disclosure | 06 February 2007 |
| --- | --- |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[Close]

| | |
|---|---|
| **Company** | DresKleinwort. Grp Ld |
| **TIDM** | 97HF |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 12:32 06-Feb-07 |
| **Number** | PRNUK-0602 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT

Company dealt in                 RESOLUTION PLC

Class of relevant security to    ORDINARY SHARES
which the dealings being
disclosed relate (Note 2)

Date of dealing                  1ST FEBRUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 6,894,542 | (1.01) | | |

ORDINARY SHARES

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

| | Long | | Short | |
|---|---|---|---|---|
| TOTAL | 6,894,542 | (1.01) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |

(2) Derivatives (other than options)

(3) Options and agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:      Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 56,000 | GBP 6.63 |
| PURCHASE | 36,854 | GBP 6.62 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced. If none, this should be
stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          6TH FEBRUARY 2007

Contact name                                IRINA DANIEL / JAMES WALL

Telephone number                            020 7475 5617 / 020 7 475 2194

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

| | |
|---|---|
| **Company** | Aberdeen Asset Management PLC |
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 12:37 06-Feb-07 |
| **Number** | 7944Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.  **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | *Aberdeen Asset Management PLC* |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 05/02/2007 |

2.  **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 23,804,655 | 3.47 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 23,804,655 | 3.47 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)  **Rights to subscribe** (Note 3)

Class of relevant security:        Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 4,000 | £6.637104 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................................

..................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **YES/NO**

| Date of disclosure | 06/02/2007 |
|---|---|
| Contact name | Jenny Carney |
| Telephone number | 01224 425267 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | GoldmanSachs International |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 13:05 06-Feb-07 |
| Number | 7985Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 05 February 2007 |

2.    **DEALINGS** (Note 2)

(a)    **Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 38354 | 6.6323 GBP | 6.6123 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 61426 | 6.6564 GBP | 6.6167 GBP |

(b)    **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|

(c)    **Options transactions in respect of existing securities**

(i)    **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per i |
|---|---|---|---|---|---|---|

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 06 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
***www.thetakeoverpanel.org.uk***

END

Close

⚐ ⎙

| | |
|---|---|
| **Company** | Centaurus Capital Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution plc) |
| **Released** | 14:38 06-Feb-07 |
| **Number** | 8068Q |

```
 RNS Number:8068Q
Centaurus Capital Limited
06 February 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 05.02.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 9,650,091 1.408% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 9,650,091 1.408% | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

(3) Options and agreements to purchase/sell

                                          Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                          Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale     Number of securities          Price per unit (Note 5)

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 68,361 | 660.10p |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 06.02.2007 |
| Contact name | Paul Leary |
| Telephone number | 020 78523830 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:56 06-Feb-07 |
| Number | 8125Q |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person              State Street
    Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing             05/02/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 409 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16997461 | 2.48133 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17063180 | 2.49092 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 804 | 6.70 |
| SELL | 5969 | 6.62 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date                06/02/2007
Contact Name                   Harshil Naik
Telephone Number               020 7698 6213
If Connected EFM               N/A
   Name of Offeree/Offeror
   With Which Connected
If Connected EFM               N/A
   State Nature of
   Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

[ Close ]

| Company | HBOS PLC |
| --- | --- |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 15:31 06-Feb-07 |
| Number | 8179Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing  (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 5 February 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,333,762 | (2.676%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,333,762 | (2.676%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 13,499 | £6.632 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................
N/A
.................................................................

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                    6 February 2007

| Contact name | Kenny Melville |
|---|---|
| Telephone number | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

[ Close ]

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 10:55 07-Feb-07 |
| **Number** | PRNUK-0702 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management Limited

Company dealt in            Resolution Plc

Class of relevant security to   Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing           06 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,882,693 | 2.60% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,882,693 | 2.60% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 600000 | 6.63420GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              07 February 2007

Contact name                                  Hatal Patel

Telephone number                              020 7548 3183

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

[Close]

| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:16 07-Feb-07 |
| Number | 8592Q |

# DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.   KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in ' | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 06 February 2007 |

## 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 733,243 | GBP 6.6400 | GBP 6.6050 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 770,662 | GBP 6.6450 | GBP 6.6000 |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 07 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END



| Company | Aviva PLC |
| --- | --- |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:20 07-Feb-07 |
| Number | 8601Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.  **KEY INFORMATION**

Name of person dealing (Note 1)          **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in          **RESOLUTION PLC**

Class of relevant security to which the          **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing          **06 FEBRUARY 2007**

2.  **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,156,803 | 5.715% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,156,803 | 5.715% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)     **Rights to subscribe** (Note 3)

Class of relevant security:                    Details

3.     **DEALINGS** (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 56,300 | GBP6.615000 |

**(b)     Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)     Options transactions in respect of existing securities**
**(i)     Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)     Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...............................................................................

.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                         **NO**

| Date of disclosure | 07 FEBRUARY 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 11:42 07-Feb-07 |
| Number | 8651Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **06 February 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 28,361,159 | 4.13 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,361,159 | 4.13 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 63,616 | GBP 6.6125 |
| Purchase | 1,600 | GBP 6.635 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

Date of disclosure          **07 February 2007**

Contact name          **Helen Tasker**

| Telephone number | **0207 528 6818** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Royal London Asset |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:00 07-Feb-07 |
| **Number** | 8664Q |

RNS Number:8664Q
Royal London Asset
07 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

ROYAL LONDON ASSET MANAGEMENT

Company dealt in

RESOLUTION PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORDINARY 25P SHS

Date of dealing

06/02/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,561,643 | (1.39%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,561,643 | (1.39%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 3,148 | 6.61500000 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                                   07 FEBRUARY 2007

Contact name                                         ZAHIRA MUSLIM

Telephone number                                     0207 506 6534

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:09 07-Feb-07 |
| Number | 8680Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

| | |
|---|---|
| **Name of person dealing (Note 1)** | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | 5p Ordinary shares |
| **Date of dealing** | 6th February 2007 |

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 35,016,794 | 5.11% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,126,794 | 5.12% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. **DEALINGS** (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 25,000 | GBP 6.6175 |
| Sale | 502,005 | GBP 6.6174 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None...........................................................................

...........................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                    **NO**

| | |
|---|---|
| Date of disclosure | 7th February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which**   N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)**   N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END

Close

| Company | GoldmanSachs International |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 12:26 07-Feb-07 |
| Number | 8745Q |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 06 February 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 225759 | 6.625 GBP | 6.625 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 137252 | 6.665 GBP | 6.6243 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii)    **Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 07 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

### The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

| Company | F&C Asset Management PLC |
|---|---|
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:33 07-Feb-07 |
| Number | 8685Q |

RNS Number:8685Q
F&C Asset Management PLC
07 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.      KEY INFORMATION

Name of person dealing  (Note 1)     F&C Asset Management plc

Company dealt in                     Resolution Plc

Class of relevant security           GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                      06/02/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,375,009 | (4.14%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,375,009 | (4.14%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)     Rights to subscribe (Note 3)

Class of relevant security:      Details


3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale      Number of securities      Price per unit (Note 5)

Purchase            986,854                   GBP 6.6325


(b)      Derivatives transactions (other than options)

Product name,      Long/short       Number of securities      Price per unit
e.g. CFD           (Note 6)         (Note 7)                  (Note 5)


(c)      Options transactions in respect of existing securities
(i)      Writing, selling, purchasing or varying


| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii)      Exercising

Product name, e.g.      Number of securities      Exercise price per unit
call option                                       (Note 5)


(d)      Other dealings (including new securities)(Note 4)

Nature of transaction      Details            Price per unit
(Note 8)                                      (if applicable) (Note 5)


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which any
derivative referred to on this form is referenced.  If none, this should be
stated.

None


Is a Supplemental Form 8 attached? (Note 9)            NO

| | |
|---|---|
| Date of disclosure | 07/02/07 |
| Contact name | Mike Bassi, F&C Asset Management plc |
| Telephone number | 0131 718 1093 |
| If a connected EFM, name of offeree/offeror with which connected | - |
| If a connected EFM, state nature of connection (Note 10) | - |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:59 07-Feb-07 |
| **Number** | 2223 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 06 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 19,843,306 | 2.90% | 223,390 | 0.03% |
| (2) Derivatives (other than options) | 487,513 | 0.07% | 354,333 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 20,330,819 | 2.97% | 577,723 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 303 | 6.6300 |
| Purchase | 51,621 | 6.6255 |
| Purchase | 3,802 | 6.6400 |
| Purchase | 648 | 6.6600 |
| Purchase | 232 | 6.6129 |
| Purchase | 30,400 | 6.6377 |
| Purchase | 1,400 | 6.6060 |
| Purchase | 194 | 6.6150 |
| Purchase | 6,213 | 6.6150 |
| Purchase | 2,901 | 6.6413 |
| Purchase | 40 | 6.6350 |
| Purchase | 12,800 | 6.6236 |
| Sale | 565 | 6.6337 |
| Sale | 30 | 6.6300 |
| Sale | 2,302 | 6.6207 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 1400 | 6.6059 |
| CFD | Short | 12800 | 6.6235 |
| CFD | Short | 51621 | 6.6255 |
| CFD | Short | 30400 | 6.6376 |
| CFD | Short | 3802 | 6.6400 |
| CFD | Short | 2901 | 6.6413 |
| CFD | Long | 565 | 6.6336 |
| CFD | Long | 3802 | 6.6401 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                          07 February 2007
Contact name                                BARCLAYS COMPLIANCE
Telephone number                            020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Close

| Company | Centaurus Capital Limited |
|---|---|
| TIDM | |
| Headline | Rule 8.3- (Resolution plc) |
| Released | 13:39 07-Feb-07 |
| Number | 8795Q |

RNS Number:8795Q
Centaurus Capital Limited
07 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 06.02.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | 9,802,813 | 1.431% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,802,813 | 1.431% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell

                                                    Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                          Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale     Number of securities        Price per unit (Note 5)

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6)' | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 152,722 | 661.00p |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                                07.02.2007

Contact name                                                      Paul Leary

Telephone number                                                  020 78523830

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]

| Company | Aberdeen Asset Management PLC |
|---|---|
| TIDM | ADN |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:09 07-Feb-07 |
| Number | 8817Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.      **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing  (Note 1) | *Aberdeen Asset Management PLC* |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 06/02/2007 |

2.      **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 23,800,750 | 3.47 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 23,800,750 | 3.47 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)      Rights to subscribe** (Note 3)

Class of relevant security:            Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 9,000 | £6.6247 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................................

...............................................................................

Is a Supplemental Form 8 attached? (Note 9)                    YES/NO

| | |
|---|---|
| Date of disclosure | 07/02/2007 |
| Contact name | Jenny Carney |
| Telephone number | 01224 425267 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:32 07-Feb-07 |
| Number | 8843Q |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person              State Street
    Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing,            06/02/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16942061 | 2.47325 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17007780 | 2.48284 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| SELL | 55400 | 6.62 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|
| | | | | |

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|
| | |

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|
| | | |

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date                 07/02/2007
Contact Name                    Harshil Naik
Telephone Number                020 7698 6213
If Connected EFM                N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM                N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

[⬥ Free annual report] 📊 🖨

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- RESOLUTION PLC |
| Released | 11:29 08-Feb-07 |
| Number | 9359Q |

FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

Name of person dealing  (Note 1)  **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in  **RESOLUTION PLC**

Class of relevant security to which the dealings being disclosed relate (Note 2)  **ORD GBP0.05**

Date of dealing  **07 FEBRUARY 2007**

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,162,503 | 5.716% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,162,503 | 5.716% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

### (c) Rights to subscribe (Note 3)

Class of relevant security:             Details

### 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 5,700 | GBP6.590000 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...................................................................

...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)               NO

| | |
|---|---|
| Date of disclosure | 08 FEBRUARY 2007 |
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

# Resolution plc – Rule 12g3-2(b) Exemption Request
# APPENDIX A5: OTHER PUBLIC DISCLOSURES
# Volume 9

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:33 08-Feb-07 |
| Number | 9377Q |



RECEIVED

2007 APR -9 A 9: ~7

OFFICE OF INTERNA...
CORPORATE FIN...

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 07 February 2007 |

### 2.  DEALINGS (Note 2)

### (a)  Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 422,523 | GBP 6.6400 | GBP 6.5900 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 387,455 | GBP 6.6400 | GBP 6.5900 |

### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)  Options transactions in respect of existing securities

### (i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 08 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure Amendment |
| Released | 11:37 08-Feb-07 |
| Number | 9389Q |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

Amendment

## 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 06 February 2007 |

## 2.    DEALINGS (Note 2)

## (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 783,243 | GBP 6.6400 | GBP 6.6050 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 777,678 | GBP 6.6450 | GBP 6.6000 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

## (c)    Options transactions in respect of existing securities

## (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.      OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 08 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END

| | |
|---|---|
| Company | M&G Inv Management Ltd |
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 11:46 08-Feb-07 |
| Number | PRNUK-0802 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management
                                  Limited

Company dealt in                  Resolution Plc

Class of relevant security to     Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                   07 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,482,693 | 2.55% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,482,693 | 2.55% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 400,000 | 6.62100GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          08 February 2007

Contact name                                Emma Thompson

Telephone number                            020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| Company | BlackRock Group |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:47 08-Feb-07 |
| Number | 9404Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing  (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 7th February 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 34,474,537 | 5.03% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,584,537 | 5.04% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    Rights to subscribe (Note 3)

| Class of relevant security: | Details |
| --- | --- |

### 3.    DEALINGS (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 550,000 | GBP 6.6055 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

**(d)    Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

**4.    OTHER INFORMATION**

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................................

.......................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| **Date of disclosure** | 8<sup>th</sup> February 2007 |
| **Contact name** | Thomas Hone |
| **Telephone number** | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which**    N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)**    N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | Aberdeen Asset Management PLC |
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:03 08-Feb-07 |
| **Number** | 9421Q |

FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | *Aberdeen Asset Management PLC* |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 07/02/2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 23,840,650 | 3.48 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 23,840,650 | 3.48 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Buy | 39,900 | £6.631212 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing,varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................

...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)         **YES/NO**

| Date of disclosure | 08/02/2007 |
|---|---|
| Contact name | Jenny Carney |
| Telephone number | 01224 425267 |

**If a connected EFM, name of offeree/offeror**
**with which connected**
**If a connected EFM, state nature of**
**connection (Note 10)**

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:41 08-Feb-07 |
| **Number** | 9521Q |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
#### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 07 February 2007 |

### 2.     DEALINGS (Note 2)

### (a)     Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 53966 | 6.64 GBP | 6.5992 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 144932 | 6.64 GBP | 6.5992 GBP |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)     Options transactions in respect of existing securities

### (i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.      OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 08 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:56 08-Feb-07 |
| **Number** | 2244 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 07 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,444,970 | 3.13% | 219,250 | 0.03% |
| (2) Derivatives (other than options) | 483,413 | 0.07% | 386,743 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,928,383 | 3.20% | 605,993 | 0.09% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 40,375 | 6.6400 |
| Purchase | 6,800 | 6.5985 |
| Purchase | 77,257 | 6.6108 |
| Purchase | 1,570 | 6.5813 |
| Purchase | 6,213 | 6.6400 |
| Purchase | 4,100 | 6.6100 |
| Purchase | 564 | 6.6400 |
| Purchase | 40 | 6.6400 |
| Purchase | 900 | 6.6260 |
| Sale | 16,982 | 6.6387 |
| Sale | 37,113 | 6.6347 |
| Sale | 3,126 | 6.6400 |
| Sale | 550 | 6.5963 |
| Sale | 22 | 6.6291 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 1570 | 6.5813 |
| CFD | Short | 6800 | 6.5985 |
| CFD | Short | 4100 | 6.6100 |
| CFD | Short | 77257 | 6.6107 |
| CFD | Short | 900 | 6.6259 |
| CFD | Long | 22 | 6.6290 |
| CFD | Long | 37113 | 6.6347 |
| CFD | Long | 16982 | 6.6386 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

Product name, e.g.   Number of              Exercise price per

```
call option          securities          unit (Note 5)
```

(d)   Other dealings (including new securities) (Note 4)


```
Nature of transaction Details          Price per unit
(Note 8)                               (if applicable)
                                       (Note 5)
```


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


```
Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                     08 February 2007
Contact name                           BARCLAYS COMPLIANCE
Telephone number                       020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)
```


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[ Close ]

| | |
|---|---|
| **Company** | Centaurus Capital Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution plc) |
| **Released** | 13:56 08-Feb-07 |
| **Number** | 9577Q |

RNS Number:9577Q
Centaurus Capital Limited
08 February 2007


FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

Name of person dealing (Note 1)                          Centaurus Capital
                                                         Limited
Company dealt in                                         Resolution Plc
Class of relevant security to which the dealings being   Ordinary Shares
disclosed relate (Note 2)

Date of dealing                                          07.02.2007


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a)                     Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)


NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 10,002,813 1.460% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 10,002,813 1.460% | |


(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

(3) Options and agreements to purchase/sell

                                              Total


(c) Rights to subscribe (Note 3)

Class of relevant security:                               Details


3. DEALINGS (Note 4)


(a) Purchases and sales

Purchase/sale     Number of securities        Price per unit (Note 5)


(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 200,000 | 660.75p |


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 08.02.2007 |
| Contact name | Paul Leary |
| Telephone number | 020 78523830 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:35 08-Feb-07 |
| Number | 9620Q |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.  KEY INFORMATION

Name of person dealing (Note 1)   HBOS plc and its subsidiaries

Company dealt in   Resolution plc

Class of relevant security to which the dealings being disclosed relate (Note 2)   Ordinary 5p

Date of dealing   7 February 2007

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,420,440 | (2.688%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,420,440 | (2.688%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)  Rights to subscribe** (Note 3)

Class of relevant security:   Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| Purchase | 48,800 | £6.610 |
| Purchase | 37,877 | £6.600 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................
N/A
...............................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | 8 February 2007 |
| --- | --- |

Contact name

| | Kenny Melville |
|---|---|
| **Telephone number** | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:52 08-Feb-07 |
| Number | 9633Q |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 07/02/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16940697 | 2.47305 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17006416 | 2.48264 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| SELL | 1364 | 6.64 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

| | |
|---|---|
| Disclosure Date | 08/02/2007 |
| Contact Name | Harshil Naik |
| Telephone Number | 020 7698 6213 |
| If Connected EFM | N/A |
| Name of Offeree/Offeror | |
| With Which Connected | |
| If Connected EFM | N/A |
| State Nature of | |
| Connection (Note 10) | |

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

**REG-DresKleinwort. Grp Ld: Rule 8.3 - Resolution plc**

**Released: 08/02/2007**

FORM 8.3
   DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
            (Rule 8.3 of the City Code on Takeovers and Mergers)
1. KEY INFORMATION
Name of person dealing (Note 1)  ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS
                                 UNIT

Company dealt in                 RESOLUTION PLC

Class of relevant security to    ORDINARY SHARES
which the dealings being
disclosed relate (Note 2)

Date of dealing                  8TH FEBRUARY 2007
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | Short |
|---|---|---|
|  | Number (%) | Number (%) |
| (1) Relevant securities | 6,886,061 (1.01) | |

ORDINARY SHARES

(2) Derivatives (other than
options)

(3) Options and agreements to
purchase/sell

| TOTAL | 6,886,061 (1.01) | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
|  | Number (%) | Number (%) |
| (1) Relevant securities | | |

(2) Derivatives (other than
options)

(3) Options and agreements to
purchase/sell

Total
(c) Rights to subscribe (Note 3)
Class of relevant security:     Details

3. DEALINGS (Note 4)
(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 3,400 | GBP 6.64 |

(b) Derivatives transactions (other than options)

| Product name, | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

e.g. CFD

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 8TH FEBRUARY 2007 |
| Contact name | IRINA DANIEL / JAMES WALL |
| Telephone number | 020 7475 5617 / 020 7 475 2194 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk
END

Close window

| | |
|---|---|
| **Company** | DresKleinwort. Grp Ld |
| **TIDM** | 97HF |
| **Headline** | Rule 8.3 - Resolution plc |
| **Released** | 16:04 08-Feb-07 |
| **Number** | PRNUK-0802 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)    ALLIANZ GLOBAL INVESTORS GLOBAL EQUITY BUSINESS
                                   UNIT

Company dealt in                   RESOLUTION PLC

Class of relevant security to      ORDINARY SHARES
which the dealings being
disclosed relate (Note 2)

Date of dealing                    7TH FEBRUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | 6,889,461 (1.01) | |

ORDINARY SHARES

(2) Derivatives (other than
options)

(3) Options and agreements to
purchase/sell

| | | |
|---|---|---|
| TOTAL | 6,889,461 (1.01) | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |

(1) Relevant securities

(2) Derivatives (other than
options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 5,081 | GBP 6.59 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          8TH FEBRUARY 2007

Contact name                                IRINA DANIEL / JAMES WALL

Telephone number                            020 7475 5617 / 020 7 475 2194

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

\

[Close]

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:24 09-Feb-07 |
| **Number** | 0055R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 08 February 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 201,085 | GBP 6.6600 | GBP 6.6500 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 239,085 | GBP 6.6650 | GBP 6.6400 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 6) |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 09 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  <u>*www.thetakeoverpanel.org.uk*</u>

END


)

| Company | GoldmanSachs International |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 12:39 09-Feb-07 |
| Number | 0252R |

# FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 08 February 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 110027 | 6.6598 GBP | 6.635 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 10027 | 6.68 GBP | 6.645 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 15960 | 6.6592 GBP |
| CFD | Short | 8700 | 6.6592 GBP |
| CFD | Short | 3720 | 6.6592 GBP |
| CFD | Short | 450 | 6.6592 GBP |
| CFD | Short | 1170 | 6.6592 GBP |
| CFD | Long | 2530 | 6.6592 GBP |
| CFD | Long | 37240 | 6.6592 GBP |
| CFD | Long | 1050 | 6.6592 GBP |
| CFD | Long | 29180 | 6.6592 GBP |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ι |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 09 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
*www.thetakeoverpanel.org.uk*

END

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 13:10 09-Feb-07 |
| Number | 0280R |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person            State Street
    Dealing (Note 1)         Global Advisors & Affiliates
Company Dealt In          Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing           08/02/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | 16998140 | 2.48143 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17063859 | 2.49102 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase /<br>Sale | Number of<br>Securities | Price<br>per Unit |
|---|---|---|
| BUY | 57443 | 6.62 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short<br>(Note 6) | No./Securites<br>(Note 7) | Price/Unit<br>(Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name<br>(eg call option) | Write,Sell<br>Purchasing,<br>Varying etc. | No/Securities<br>Which the<br>Optn Relates<br>Relates-Note7 | Exercise<br>Price | Type<br>(e.g. USA,<br>European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money<br>Paid/Received<br>per Unit<br>(Note 5) |
|---|---|

    (ii) Exercising

| Product Name<br>(eg call option) | Number of<br>Securities | Exercise<br>Price per<br>Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction<br>(Note 8) | Details | Price / Unit<br>if applicable<br>(Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                              NO

Disclosure Date              09/02/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | Aviva PLC |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution PLC |
| Released | 13:25 09-Feb-07 |
| Number | 0289R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

Name of person dealing  (Note 1)    **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in    **RESOLUTION PLC**

Class of relevant security to which the    **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing    **08 FEBRUARY 2007**

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,171,103 | 5.717% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,171,103 | 5.717% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                    Details

### 3.    DEALINGS (Note 4)

## (a)   Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 8,600 | GBP6.680000 |

## (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c)   Options transactions in respect of existing securities
## (i)   Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii)   Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d)   Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.   OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...............................................................

...............................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| Date of disclosure | 09 FEBRUARY 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| --- | --- |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>
END

Close

| Company | Barclays PLC |
|---|---|
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:57 09-Feb-07 |
| **Number** | 2179 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 08 February 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,923,304 | 3.20% | 233,571 | 0.03% |
| (2) Derivatives (other than options) | 501,198 | 0.07% | 428,827 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,424,502 | 3.27% | 662,398 | 0.10% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 42,260 | 6.6523 |
| Purchase | 3,808 | 6.6700 |
| Purchase | 19,239 | 6.6700 |
| Purchase | 4,337 | 6.6643 |
| Purchase | 386 | 6.6700 |
| Sale | 2,172 | 6.6400 |
| Sale | 1 | 6.6750 |
| Sale | 5,189 | 6.6448 |
| Sale | 4,261 | 6.6597 |
| Sale | 2,600 | 6.6600 |
| Sale | 9,530 | 6.6687 |
| Sale | 308 | 6.6700 |
| Sale | 1,570 | 6.6603 |


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 4000 | 6.6506 |
| CFD | Short | 38260 | 6.6524 |
| CFD | Short | 4337 | 6.6642 |
| CFD | Long | 4261 | 6.6597 |
| CFD | Long | 2600 | 6.6600 |
| CFD | Long | 1570 | 6.6602 |
| CFD | Long | 4337 | 6.6643 |
| CFD | Long | 9530 | 6.6686 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying                                -

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)


Nature of transaction Details                Price per unit
(Note 8)                                     (if applicable)
                                             (Note 5)


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                      09 February 2007
Contact name                            BARCLAYS COMPLIANCE
Telephone number                        020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[Close]

| Company | M&G Inv Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 14:33 09-Feb-07 |
| Number | PRNUK-0902 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Prudential Plc / M&G Investment Management Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 08 February 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,282,693 | 2.52% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,282,693 | 2.52% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:        Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 200,000 | 6.65180GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                        09 February 2007

Contact name                                    Emma Thompson

Telephone number                                020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 15:30 09-Feb-07 |
| **Number** | 0446R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.    **KEY INFORMATION**

| | |
|---|---|
| **Name of person dealing  (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Resolution plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 5p |
| **Date of dealing** | 8 February 2007 |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | 18,411,310 | (2.687%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,411,310 | (2.687%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 7,884 | £6.644 |
| Sale | 1,246 | £6.635 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...................................................................
N/A
...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| | |
|---|---|
| **Date of disclosure** | 9 February 2007 |
| **Contact name** | |

Kenny Melville

**Telephone number**                    0131 243 8671

**If a connected EFM, name of offeree/offeror with**
**which connected**

**If a connected EFM, state nature of connection**
**(Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END

Close

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:10 12-Feb-07 |
| Number | 0868R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **09 FEBRUARY 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 39,131,103 | 5.711% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,131,103 | 5.711% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

**(c) Rights to subscribe** (Note 3)

Class of relevant security:            Details

### 3. DEALINGS (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 40,000 | GBP6.680323 |

**(b)     Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)     Options transactions in respect of existing securities**
**(i)     Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)     Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...................................................................

...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 12 FEBRUARY 2007 |
| Contact name | NEIL WHITTAKER |

| | |
|---|---|
| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:26 12-Feb-07 |
| **Number** | 0887R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in · | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 09 February 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 311,037 | GBP 6.7200 | GBP 6.6730 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 231,747 | GBP 6.7200 | GBP 6.6300 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
| |

| Date of disclosure | 12 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
    *www.thetakeoverpanel.org.uk*

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

| | |
|---|---|
| **Company** | Royal London Asset |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:45 12-Feb-07 |
| **Number** | 0889R |

RNS Number:0889R
Royal London Asset
12 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)              Royal London Asset Management

Company dealt in                             Resolution Plc

Class of relevant security to which          Ordinary 25p shs
the dealings being disclosed relate
(Note 2)

Date of dealing                              09/02/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,548,495 | (1.39%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,548,495 | (1.39%) | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

Class of relevant security:                    Long                Short
                                        Number        (%)     Number        (%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to
purchase/sell

Total


(c) Rights to subscribe (Note 3)


Class of relevant security:            Details

)


3. DEALINGS (Note 4)


(a) Purchases and sales


Purchase/sale         Number of securities         Price per unit (Note 5)

Sale                  10,000                       6.7200000


(b) Derivatives transactions (other than options)


| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying


| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                                   12 February 2007

Contact name                                         Zahira Muslim

Telephone number                                     0207 506 6534

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | GoldmanSachs International |
| --- | --- |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:45 12-Feb-07 |
| Number | 0931R |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
| --- | --- |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 09 February 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
| --- | --- | --- |
| 100000 | 6.685 GBP | 6.68 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
| --- | --- | --- |
| 0 | | |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
| --- | --- | --- | --- |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
| --- | --- | --- | --- | --- | --- | --- |

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the votingfuture acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenone, this should be stated. |
|---|
| |

| Date of disclosure | 12 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 13:41 12-Feb-07 |
| Number | 2238 |

FORM 8.3

      DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
          (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 09 February 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,857,059 | 3.19% | 254,201 | 0.04% |
| (2) Derivatives (other than options) | 507,662 | 0.07% | 421,227 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,364,721 | 3.26% | 675,428 | 0.10% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)  Rights to subscribe (Note 3)

Class of relevant security:   Details


3.    DEALINGS (Note 4)

(a)  Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 4,400 | 6.6845 |
| Sale | 15,900 | 6.6800 |
| Sale | 102 | 6.6800 |
| Sale | 18,446 | 6.6869 |
| Sale | 12,000 | 6.6886 |
| Sale | 3,464 | 6.7187 |
| Sale | 3,000 | 6.6887 |


(b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 4400 | 6.6845 |
| CFD | Long | 12000 | 6.6885 |
| CFD | Long | 3000 | 6.6886 |
| CFD | Long | 3464 | 6.7186 |


(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)  Other dealings (including new securities) (Note 4)


| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                        12 February 2007
Contact name                              BARCLAYS COMPLIANCE
Telephone number                          020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[ Close ]

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:07 12-Feb-07 |
| Number | 1060R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| **Name of person dealing  (Note 1)** | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | 5p Ordinary shares |
| **Date of dealing** | 9$^{th}$ February 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 34,608,462 | 5.05% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,718,462 | 5.06% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3.    DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 144,914 | GBP 6.675 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...................................................................................

...................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                     **NO**

| | |
|---|---|
| Date of disclosure | 12th February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

If a connected EFM, name of offeree/offeror with which connected    N/A

If a connected EFM, state nature of connection (Note 10)    N/A

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 15:26 12-Feb-07 |
| **Number** | 1198R |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person            State Street
   Dealing (Note 1)          Global Advisors & Affiliates
Company Dealt In          Resolution PLC
Class of Relevant Security Ord
   to Which the Dealings
   Being Disclosed
   Relate (Note 2)
Date of Dealing           09/02/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16982284 | 2.47912 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17048003 | 2.48871 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

## 3. DEALINGS (Note 4)

### (a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 3456 | 6.68 |
| SELL | 19312 | 6.68 |

### (b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options Transactions in Respect of Existing Securities
   (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|
| | | | | |

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|
| | |

   (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|
| | | |

### (d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

```
Disclosure Date          12/02/2007
Contact Name             Harshil Naik
Telephone Number         020 7698 6213
If Connected EFM         N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM         N/A
    State Nature of
    Connection (Note 10)
```

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close



| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Rule 2.10 Announcement |
| **Released** | 09:00 13-Feb-07 |
| **Number** | 1242R |

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan

12 February 2007

For immediate release

Resolution plc ("Resolution")

Rule 2.10 Announcement – Relevant Securities in Issue and Disclosure Requirements
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Resolution confirms that as at the close of business on 12 February 2007 its issued share capital consists of 685,171,028 ordinary shares of 5 pence each.

The ISIN reference number for these securities is GB0004342563.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel

END



**Released: 13/02/2007**

RNS Number:1562R
Citigroup Global Markets UK EqtyLtd
13 February 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1.          KEY INFORMATION

Name of exempt principal trader                Citigroup Global Markets UK Equit'

Company dealt in                               Resolution plc
Class of relevant security to which the        Ord/Equity
dealings being disclosed relate (Note 1)

Date of dealing                                12 February 2007

2.          DEALINGS (Note 2)

(a)              Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Low( |
|---|---|---|
| 151,271 | GBP 6.6750 | GBP |

| Total number of securities sold | Highest price received (Note 3) | Low( |
|---|---|---|
| 56,038 | GBP 6.6750 | GBP |

(b)            Derivatives transactions (other than options)

Product name,         Long/short (Note 4)         Number of securities (Note 5)

e.g. CFD


(c)            Options transactions in respect of existing securities

(i)            Writing, selling, purchasing or varying


| Product name, | Writing, selling, | Number of securities | Exercise | Type, e |
| | purchasing, | to which the option | | American |
| e.g. call option | varying etc. | relates (Note 5) | price | European |


(ii)           Exercising

Product name, e.g. call option         Number of securities                    Exe:


3.             OTHER INFORMATION


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person d:
to the voting rights of any relevant securities under any option referred to on +
rights or future acquisition or disposal of any relevant securities to which any
referenced.  If none, this should be stated.

Date of disclosure                                          13 February 200

Contact name                                                Neil Kober

Telephone number                                            020 7508 9050

Name of offeree/offeror with which connected                Resolution plc


Nature of connection (Note 6)                               Corporate Brok


Notes


The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

EMMIIFSAFLIVLID


Close window

16/02/2007

## Regulatory Announcement

| | |
|---|---|
| **Company** | DresKleinwort. Grp Ld |
| **TIDM** | 97HF |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 10:37 13-Feb-07 |
| **Number** | PRNUK-1302 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)   ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT

Company dealt in                  RESOLUTION PLC

Class of relevant security to     ORDINARY SHARES
which the dealings being
disclosed relate (Note 2)

Date of dealing                   9TH FEBRUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | 6,859,075 (1.00) | |

ORDINARY SHARES

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

| | | |
|---|---|---|
| TOTAL | 6,859,075 (1.00) | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | | |

(2) Derivatives (other than options)

(3) Options and agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:      Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 26,986 | GBP 6.67 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced. If none, this should be
stated.


Is a Supplemental Form 8 attached? (Note 9) NO

| Date of disclosure | 13TH FEBRUARY 2007 |
| Contact name | IRINA DANIEL / JAMES WALL |
| Telephone number | 020 7475 5617 / 020 7 475 2194 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

Close

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:16 13-Feb-07 |
| **Number** | 1621R |

RNS Number:1621R
F&C Asset Management PLC
13 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing  (Note 1)    F&C Asset Management plc

Company dealt in                    Resolution Plc

Class of relevant security          GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                     12/02/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,374,470 | (4.14%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,374,470 | (4.14%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)     Rights to subscribe (Note 3)

Class of relevant security:     Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 539 | GBP 6.665009 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c)    Options transactions in respect of existing securities
(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d)    Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None


Is a Supplemental Form 8 attached? (Note 9)                          NO


| | |
|---|---|
| Date of disclosure | 13/02/07 |
| Contact name | Peter Fraser, F&C Asset Management plc |
| Telephone number | 0131 718 1051 |
| If a connected EFM, name of | |

offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Newton Investment Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution PLC) |
| **Released** | 11:27 13-Feb-07 |
| **Number** | 1693R |

```
 RNS Number:1693R
Newton Investment Management Ltd
13 February 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 12th February 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 15,993,622 | 2.33 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 15,993,622 | 2.33 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sales | 46,000 | 6.65 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                  13 February 2007

Contact name                                        Barry Smalls
Telephone number                                    0207 163 2251
If a connected EFM, name of offeree/offeror with which
connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
            The company news service from the London Stock Exchange

END

| Company | Aberdeen Asset Management PLC |
|---|---|
| TIDM | ADN |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:45 13-Feb-07 |
| Number | 1724R |

```
RNS Number:1724R
Aberdeen Asset Management PLC
13 February 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Aberdeen Asset Management PLC |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 12/02/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 24,333,650 | 3.55 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 24,333,650 | 3.55 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                    Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 38,000 | £6.675 |
| Sale | 14,200 | £6.665 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure                                    13/02/2007

Contact name                                          Jenny Carney

Telephone number                                      01224 425267

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]

| Company | GoldmanSachs International |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:56 13-Feb-07 |
| Number | 1743R |

FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.   KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 12 February 2007 |

### 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 594986 | 6.6753 GBP | 6.6659 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 694639 | 6.7167 GBP | 6.665 GBP |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 13 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

## The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:11 13-Feb-07 |
| Number | 1764R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 12th February 2007 |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 34,612,891 | 5.05% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,722,891 | 5.06% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

3.    **DEALINGS** (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 4,429 | GBP 6.68429 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

None...................................................................................

.................................................................................

| | |
|---|---|
| **Is a Supplemental Form 8 attached?** (Note 9) | **NO** |
| Date of disclosure | 13th February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:52 13-Feb-07 |
| **Number** | 2234 |

FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing        BARCLAYS PLC
(Note 1)
Company dealt in              RESOLUTION PLC
Class of relevant security    ORD GBP0.05
to which the dealings being
disclosed relate (Note 2)
Date of dealing               12 February 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,852,550 | 3.19% | 297,662 | 0.04% |
| (2) Derivatives (other than options) | 536,277 | 0.08% | 415,813 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,388,827 | 3.27% | 713,475 | 0.10% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 1,905 | 6.6650 |
| Purchase | 7,759 | 6.6740 |
| Purchase | 3,464 | 6.6863 |
| Purchase | 3,000 | 6.6563 |
| Purchase | 346 | 6.6662 |
| Sale | 10,360 | 6.6635 |
| Sale | 2,791 | 6.6623 |
| Sale | 16,960 | 6.6695 |
| Sale | 7,200 | 6.6723 |
| Sale | 2,500 | 6.6750 |
| Sale | 3,473 | 6.6786 |
| Sale | 1,000 | 6.6500 |
| Sale | 195 | 6.6650 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 3000 | 6.6563 |
| CFD | Short | 7759 | 6.6740 |
| CFD | Short | 3464 | 6.6862 |
| CFD | Long | 10360 | 6.6635 |
| CFD | Long | 16960 | 6.6695 |
| CFD | Long | 7200 | 6.6722 |
| CFD | Long | 7759 | 6.6741 |
| CFD | Long | 2500 | 6.6750 |
| CFD | Long | 3473 | 6.6785 |

(c)  Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. | Number of | Exercise price per |
|---|---|---|

```
call option          securities          unit (Note 5)
```

(d)  Other dealings (including new securities) (Note 4)

```
Nature of transaction Details        Price per unit
(Note 8)                             (if applicable)
                                     (Note 5)
```

4.  OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                     NO

```
Date of disclosure                   13 February 2007
Contact name                         BARCLAYS COMPLIANCE
Telephone number                     020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)
```

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[Close]

| Company | M&G Inv Management Ltd |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3 - Resolution PLC |
| Released | 14:17 13-Feb-07 |
| Number | PRNUK-1302 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1) Prudential Plc / M&G Investment Management
                                 Limited

Company dealt in                 Resolution Plc

Class of relevant security to    Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                  12 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,282,346 | 2.52% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,282,346 | 2.52% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:       Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 347 | 6.67500GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              13 February 2007

| | |
|---|---|
| Contact name | Hatal Patel |
| Telephone number | 020 7548 3183 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- RESOLUTION PLC |
| Released | 14:27 13-Feb-07 |
| Number | 1901R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.   KEY INFORMATION

Name of person dealing (Note 1)   **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in   **RESOLUTION PLC**

Class of relevant security to which the   **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing   **12 FEBRUARY 2007**

### 2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,216,103 | 5.724% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,216,103 | 5.724% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

**(c)   Rights to subscribe** (Note 3)

Class of relevant security:                    Details

### 3.   DEALINGS (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 16,000 | GBP6.667500 |

**(b)     Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)     Options transactions in respect of existing securities**
**(i)     Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)     Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

......................................................................

......................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

**Date of disclosure**          13 FEBRUARY 2007

**Contact name**          NEIL WHITTAKER

| | |
|---|---|
| **Telephone number** | 01603 684420 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*
END

Close



| Company | Resolution PLC |
| --- | --- |
| TIDM | RSL |
| Headline | Holding(s) in Company |
| Released | 16:00 13-Feb-07 |
| Number | 1785R |

# TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** | Resolution plc | |
| --- | --- | --- |
| **2. Reason for the notification** (please tick the appropriate box or boxes) | | |
| An acquisition or disposal of voting rights | | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify):_RESTATEMENT OF HISTORIC INTEREST IN COMPLIANCE WITH THE FSA'S NEW DISCLOSURE AND TRANSPARENCY RULES | | √ |
| **3. Full name of person(s) subject to the notification obligation** | Aviva plc & its subsidiaries | |
| **4. Full name of shareholder(s)** (if different from 3.) | Registered Holder:<br><br>BNY (Nominees) Limited<br>**655,196\***<br><br>BNY Norwich Union Nominees Limited<br>**6,414,026\***<br><br>BT Globenet Nominees Limited<br>**10,100\***<br><br>Chase GA Group Nominees Limited<br>**14,505,528\*** | |

|  | Chase Nominees Limited<br>**914,739\*** |
| --- | --- |
|  | CUIM Nominee Limited<br>**5,400,305\*** |
|  | Vidacos Nominees Limited<br>**1,429,240\***<br>\*denotes direct interest |
|  | Aviva SpA<br>**92,000** |
|  | BNP Paribas – London<br>**150,000** |
|  | Chase Nominees Limited<br>**2,766,604** |
|  | CUIM Nominee Limited<br>**1,308,734** |
|  | Nortrust Nominees Limited<br>**51,580** |
|  | State Street Nominees Limited<br>**1,626,322** |
|  | Vidacos Nominees Limited<br>**3,806,729** |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different) | N/A |
| **6. Date on which issuer notified:** | 12 February 2007 |
| **7. Threshold(s) that is/are crossed or reached:** | N/A |
| **8. Notified details:** |  |

## A: Voting rights attached to shares

| Class/type of shares<br><br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Ordinary Shares<br><br>GB0004342563 | N/A | N/A | 29,329,134 | 29,329,134 | 9,801,969 | 4.28% | 1.43% |

## B: Financial Instruments

**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | N/A | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 39,131,103 | 5.71% |

---

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable**

See Section 4

---

| Proxy Voting: | |
|---|---|
| **10. Name of the proxy holder:** | See Section 4 |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |

---

| **13. Additional Information:** | Figures are based on a total number of voting rights of 685,164,330. |
|---|---|

| 14. Contact name: | Neil Whittaker |
|---|---|
| 15. Contact telephone number: | 01603 684420 |

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:03 14-Feb-07 |
| Number | 2331R |

# DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
## (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 13 February 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 900,000 | GBP 6.6595 | GBP 6.6595 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 900,646 | GBP 6.6900 | GBP 6.6400 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.  OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perse to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 14 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  *www.thetakeoverpanel.org.uk*

END

| Company | Newton Investment Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- (Resolution plc) |
| Released | 11:01 14-Feb-07 |
| Number | 2399R |

RNS Number:2399R
Newton Investment Management Ltd
14 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 13th February 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 15,974,042 | 2.33 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 15,974,042 | 2.33 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sales | 19,580 | 6.65 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

................................................................................

................................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    14 February 2007

Contact name                                          Barry Smalls
Telephone number                                      0207 163 2251
If a connected EFM, name of offeree/offeror with which
connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 11:45 14-Feb-07 |
| **Number** | PRNUK-1402 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Prudential Plc / M&G Investment Management Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 13 February 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 16,382,346 | 2.39% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,382,346 | 2.39% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 900,000 | 6.65950GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                         14 February 2007

Contact name                                    Hatal Patel

Telephone number                                020 7548 3183

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

Close

# Regulatory Announcement

| Company | GoldmanSachs International |
| --- | --- |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:56 14-Feb-07 |
| Number | 2489R |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
| --- | --- |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 13 February 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
| --- | --- | --- |
| 861232 | 6.655 GBP | 6.65 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
| --- | --- | --- |
| 868589 | 6.665 GBP | 6.6549 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 6) |
| --- | --- | --- | --- |
| CFD | Long | 4000 | 6.6496 GBP |
| CFD | Short | 3357 | 6.6576 GBP |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid per unit |
| --- | --- | --- | --- | --- | --- | --- |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 14 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

### The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
   *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:45 15-Feb-07 |
| **Number** | 3237R |

# FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 14 February 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 366759 | 6.659 GBP | 6.659 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ↑ |
|---|---|---|
| 502759 | 6.6613 GBP | 6.6527 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 92800 | 6.6527 GBP |
| CFD | Long | 5200 | 6.6527 GBP |
| CFD | Long | 38000 | 6.6825 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

## (ii)   Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.   OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 15 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
     *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Legal & General Investment Mgmnt Ld |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 12:13 14-Feb-07 |
| **Number** | 2543R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing** (Note 1) | *Legal & General Investment Management Ltd.* |
| **Company dealt in** | **Resolution Plc** |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | Ordinary Shares GBP 0.05 |
| **Date of dealing** | 13 February 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | 28,028,931 | 4.09 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,028,931 | 4.09 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

Class of relevant security:     Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 111,328 | GBP 6.6425 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................................

...............................................................................

Is a Supplemental Form 8 attached? (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | **14 February 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

| | |
|---|---|
| Company | F&C Asset Management PLC |
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:22 14-Feb-07 |
| Number | 2504R |

RNS Number:2504R
F&C Asset Management PLC
14 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing  (Note 1)        F&C Asset Management plc

Company dealt in                        Resolution Plc

Class of relevant security              GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                         13/02/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,324,630 | (4.13%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,324,630 | (4.13%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)     Rights to subscribe (Note 3)

Class of relevant security:     Details


http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i...  14/02/2007

3.   DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 49,840 | GBP 6.65 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)   Options transactions in respect of existing securities
(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)   Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None


| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | NO |
| Date of disclosure | 14/02/07 |
| Contact name | Peter Fraser, F&C Asset Management plc |
| Telephone number | 0131 718 1051 |

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:49 14-Feb-07 |
| **Number** | 2200 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 13 February 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,841,106 | 3.19% | 408,428 | 0.06% |
| (2) Derivatives (other than options) | 602,314 | 0.09% | 403,813 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,443,420 | 3.28% | 812,241 | 0.12% |

(b)    Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)                                                    ₀

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale Number of Securities Price per unit
                                   (GBP)
Purchase      506                  6.6550
Purchase      556                  6.6600
Sale          5,454                6.6533
Sale          10,522               6.6787
Sale          1,202                6.6567
Sale          12,000               6.6743
Sale          40,383               6.6787
Sale          9,678                6.6787
Sale          25                   6.6800


(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Long | 5454 | 6.6532 |
| CFD | Long | 12000 | 6.6743 |
| CFD | Long | 60583 | 6.6786 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)   Other dealings (including new securities) (Note 4)


| Nature of transaction Details (Note 8) | Price per unit (if applicable) |
|---|---|

## 4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                        14 February 2007
Contact name                              BARCLAYS COMPLIANCE
Telephone number                          020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[Close]

| Company | BlackRock Group |
| --- | --- |
| **TIDM** | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:31 14-Feb-07 |
| Number | 2655R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 13th February 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 34,516,974 | 5.03% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,626,974 | 5.05% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe (Note 3)**

Class of relevant security:          Details

### 3. DEALINGS (Note 4)

## (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 95,917 | GBP 6.655 |

## (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)  Options transactions in respect of existing securities
## (i)  Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None..............................................................................

...................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 14th February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

| | |
|---|---|
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Standard Life Investments |
|---|---|
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution Plc |
| Released | 14:41 14-Feb-07 |
| Number | 2669R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

## 1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **Standard Life Investments** |
| Company dealt in ' | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **13/02/07** |

## 2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 9,971,295 | 2.76 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,971,295 | 2.76 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)   Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 4,923 | GBP6.6675 |
| Purchase | 864,865 | GBP6.654932 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..................................................................

..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                         14/02/07

| Contact name | David Mclaren |
|---|---|
| Telephone number | 0131-524-2805 |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:18 15-Feb-07 |
| **Number** | 3122R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 14 February 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 306,400 | GBP 6.6714 | GBP 6.6400 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 312,142 | GBP 6.7150 | GBP 6.6400 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 15 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END



| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 11:45 15-Feb-07 |
| **Number** | PRNUK-1502 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management
                                  Limited

Company dealt in                  Resolution Plc

Class of relevant security to     Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                   14 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 16,082,346 | 2.34% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,082,346 | 2.34% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 300000 | 6.67140GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                            15 February 2007

| Contact name | Hatal Patel |
|---|---|
| Telephone number | 020 7548 3183 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| Company | Aberdeen Asset Management PLC |
| --- | --- |
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:53 15-Feb-07 |
| **Number** | 3252R |

RNS Number:3252R
Aberdeen Asset Management PLC
15 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | Aberdeen Asset Management PLC |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 14/02/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 24,338,650 | 3.55 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 24,338,650 | 3.55 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
| --- | --- |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 5,000 | £6.692173 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

Is a Supplemental Form 8 attached? (Note 9) YES/NO

| | |
|---|---|
| Date of disclosure | 15/02/2007 |
| Contact name | Robert Haggerty |
| Telephone number | 01224 425266 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:50 15-Feb-07 |
| **Number** | 2227 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 14 February 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,856,694 | 3.19% | 296,002 | 0.04% |
| (2) Derivatives (other than options) | 559,190 | 0.08% | 395,096 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,415,884 | 3.27% | 691,098 | 0.10% |

(b)    Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:     Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 900 | 6.6710 |
| Purchase | 4,777 | 6.6737 |
| Purchase | 111 | 6.7100 |
| Purchase | 20,423 | 6.6800 |
| Purchase | 40,383 | 6.6765 |
| Purchase | 24,939 | 6.7100 |
| Purchase | 40,383 | 6.6765 |
| Sale | 5,000 | 6.6993 |
| Sale | 634 | 6.6650 . |
| Sale | 3,471 | 6.7387 |
| Sale | 40,383 | 6.6765 |
| Sale | 20,423 | 6.6800 |
| Sale | 4,617 | 6.7002 |

NB: The below transactions which were previously disclosed have been cancelled
Deal Date
14/02/2007 Sale     40,383              Transfer
14/02/2007 Purchase 40,383              Transfer

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 7421 | 6.6636 |
| CFD | Short | 900 | 6.6710 |
| CFD | Short | 4777 | 6.6737 |
| CFD | Short | 40383 | 6.6764 |
| CFD | Long | 5986 | 6.6744 |
| CFD | Long | 5000 | 6.6993 |
| CFD | Long | 4617 | 6.7002 |
| CFD | Long | 3471 | 6.7386 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | 15 February 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[Close]

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- RESOLUTION PLC |
| Released | 13:51 15-Feb-07 |
| Number | 3370R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **14 FEBRUARY 2007** |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 38,884,392 | 5.675% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,884,392 | 5.675% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)  **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.  DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| PURCHASE | 955,000 | GBP6.700000 |
| SALE | 955,000 | GBP6.700000 |
| SALE | 331,111 | GBP6.675000 |
| SALE | 600 | GBP6.660000 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

## 4.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................................

.............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)            **NO**

Date of disclosure            15 FEBRUARY 2007

| Contact name | DIANE THIRKETTLE |
|---|---|
| Telephone number | 01603 687803 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

LONDON--(Business Wire)--FORM 8.3
       DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                         (Rule 8.3 of the Takeover Code)
1. KEY INFORMATION
-0-
*T

| | |
|---|---|
| Name of person dealing (Note 1) | Lloyds TSB Group Plc and its Subsidiar: |
| Company dealt in | Resolution Plc (RSL) |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 15 February 2007 |

*T
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)
-0-
*T

| | Long | | |
|---|---|---|---|
| | Number | (%) | Number |
| (1) Relevant securities | 30,700,161 | 4.481 | |
| (2) Derivatives (other than options) | | | |
| (3) Options and agreements to purchase/sell | | | |
| Total | 30,700,161 | 4.481 | |

*T
(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)
-0-
*T

| Class of relevant security: | Long | |
|---|---|---|
| | Number | (%)Number |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | NIL | NIL       NIL |

*T
(c) Rights to subscribe (Note 3)
-0-
*T

```
Class of relevant security:               Details
-------------------------------------------------------------------------
*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T
Purchase/sale                   Number of securities            Price per u1
-------------------------------------------------------------------------
SALE                            5,833                           6.725
-------------------------------------------------------------------------
SALE                            544                             6.6883
-------------------------------------------------------------------------
SALE                            297                             6.71665
-------------------------------------------------------------------------
SALE                            291                             6.7388
-------------------------------------------------------------------------
TRANSFER OUT                    1,152                           N/A
-------------------------------------------------------------------------
*T
(b) Derivatives transactions (other than options)
-0-
*T
Product name,       Long/short (Note 6)    Number of securities (Note 7)    Price
e.g. CFD
-------------------------------------------------------------------------
*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T
Product name,       Writing,        Number of          Exercise  Type, e.g.   Exp:
e.g. call option    selling,        securities to      price     American,    dat(
                    purchasing,     which the option             European
                    varying etc.    relates (Note 7)              etc.
-------------------------------------------------------------------------
*T
(ii) Exercising
-0-
*T
Product name, e.g. call option     Number of securities              Exercise pr:
-------------------------------------------------------------------------
*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T
Nature of transaction (Note 8)     Details                           Price per u1
                                                                     5)
-------------------------------------------------------------------------
*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person d:
  person relating to the voting rights of any relevant securities under any optioı
  form or relating to the voting rights or future acquisition or disposal of any :
  which any derivative referred to on this form is referenced. If none, this shou.
-------------------------------------------------------------------------
*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T
Date of disclosure                                  16 February 2007
```

```
----------------------------------------------------------------
Contact name                                          Phil Mason
----------------------------------------------------------------
Telephone number                                      01444 418 127
----------------------------------------------------------------
If a connected EFM, name of offeree/offeror with which
  connected                                           N/A
----------------------------------------------------------------
If a connected EFM, state nature of connection (Note 10)   N/A
----------------------------------------------------------------
```

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk
Lloyds TSB - Securities Administration
Copyright Business Wire 2007

Close window

Delivered by Investis

**Released: 16/02/2007**


RNS Number:4096R
Standard Life Investments
16 February 2007

FORM 8.3


DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)


1.          KEY INFORMATION


| | |
|---|---|
| Name of person dealing  (Note 1) | Standard Life Investments |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 15/02/07 |


2.          INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a) Interests and short positions (following dealing) in the class of relevant s‹

| | Long Number |
|---|---|
| (1) Relevant securities | 10,719,683 |
| (2) Derivatives (other than options) | |
| (3) Options and agreements to purchase/sell | |
| Total | 10,719,683 |


(b) Interests and short positions in relevant securities of the company, other tl

| Class of relevant security: | Long Number |
|---|---|
| (1) Relevant securities | |
| (2) Derivatives (other than options) | |
| (3) Options and agreements to purchase/sell | |
| Total | |


(c)          Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3.        DEALINGS (Note 4)


(a)        Purchases and sales

Purchase/sale                                    Number of securities   Price per

Purchase                                         343,629                GBP 6.7217


(b)        Derivatives transactions (other than options)

Product name, e.g.    Long/short (Note 6)        Number of securities (Note 7)
CFD


(c)        Options transactions in respect of existing securities

(i)        Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. |
|---|---|---|---|---|


(ii)        Exercising

Product name, e.g. call option       Number of securities                    Exercise


(d)        Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)       Details                                 Price p
                                                                             5)

4.     OTHER INFORMATION


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which any
derivative referred to on this form is referenced.  If none, this should be
stated.


None................................................................

...................................................................


Is a Supplemental Form 8 attached? (Note 9)
                      NO


Date of disclosure            .                        16/02/07
Contact name                                           David Mclaren

Telephone number                                       0131-524-2805
If a connected EFM, name of offeree/offeror with which
connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                This information is provided by RNS
        The company news service from the London Stock Exchange
END

RETOKAKKQBKDABD


Close window

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:52 16-Feb-07 |
| Number | 2183 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 15 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,031,060 | 3.22% | 255,453 | 0.04% |
| (2) Derivatives (other than options) | 515,137 | 0.08% | 453,465 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,546,197 | 3.29% | 708,918 | 0.10% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 2,256 | 6.7100 |
| Purchase | 3,879 | 6.7100 |
| Purchase | 2,982 | 6.7100 |
| Purchase | 25,06 | 6.7113 |
| Purchase | 11,729 | 6.7183 |
| Purchase | 6,213 | 6.7100 |
| Purchase | 13,001 | 6.7100 |
| Purchase | 56,787 | 6.7138 |
| Purchase | 13,149 | 6.7263 |
| Sale | 1,800 | 6.7192 |
| Sale | 3,879 | 6.7100 |
| Sale | 13,072 | 6.7196 |
| Sale | 38 | 6.7100 |
| Sale | 312 | 6.7237 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 25064 | 6.7113 |
| CFD | Short | 56787 | 6.7138 |
| CFD | Short | 10877 | 6.7180 |
| CFD | Short | 11729 | 6.7182 |
| CFD | Short | 13149 | 6.7262 |
| CFD | Long | 1800 | 6.7191 |
| CFD | Long | 13072 | 6.7195 |
| CFD | Long | 312 | 6.7236 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)


Nature of transaction Details            Price per unit
(Note 8)                                 (if applicable)
                                         (Note 5)


4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                     NO


Date of disclosure                       16 February 2007
Contact name                             BARCLAYS COMPLIANCE
Telephone number                         020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


Close

| Company | Aberdeen Asset Management PLC |
| --- | --- |
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:17 16-Feb-07 |
| **Number** | 4009R |

RNS Number:4009R
Aberdeen Asset Management PLC
16 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | Aberdeen Asset Management PLC |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 15/02/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 24,339,550 | 3.55 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 24,339,550 | 3.55 | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
| --- | --- |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 900 | £6.73 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................................

.................................................................................

Is a Supplemental Form 8 attached? (Note 9) YES/NO

| Date of disclosure | 16/02/2007 |
|---|---|
| Contact name | Robert Haggerty |
| Telephone number | 01224 425266 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 12:16 16-Feb-07 |
| Number | 4007R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

Name of person dealing  (Note 1)    **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in    **RESOLUTION PLC**

Class of relevant security to which the    **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing    **15 FEBRUARY 2007**

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 38,882,159 | 5.675% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,882,159 | 5.675% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:              Details

### 3.    DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 3,202 | GBP6.710000 |
| SALE | 6,731 | GBP6.720000 |
| PURCHASE | 7,700 | GBP6.710000 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                               16 FEBRUARY 2007

| | |
|---|---|
| **Contact name** | DIANE THIRKETTLE |
| **Telephone number** | 01603 687803 |

| | |
|---|---|
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

[Close]

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:16 16-Feb-07 |
| **Number** | PRNUK-1602 |

FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

                  (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management
                                     Limited

Company dealt in               Resolution Plc

Class of relevant security to   Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing              15 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 14,882,346 | 2.17% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 14,882,346 | 2.17% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 1200000 | 6.71810GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              16 February 2007

| Contact name | Hatal Patel |
|---|---|
| Telephone number | 020 7548 3183 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| Company | State Street Global Advisors |
|---|---|
| **TIDM** | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:48 16-Feb-07 |
| Number | 3972R |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 15/02/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16985788 | 2.47963 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17051507 | 2.48922 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 3504 | 6.71 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                               NO

Disclosure Date          16/02/2007
Contact Name             Harshil Naik
Telephone Number         020 7698 6213
If Connected EFM         N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM         N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

| Company | Royal London Asset |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:43 16-Feb-07 |
| **Number** | 3944R |

RNS Number:3944R
Royal London Asset
16 February 2007

                                                              FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)


1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Royal London Asset Management |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25p shs |
| Date of dealing | 15/02/2007 |


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,248,495 | (1.35%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,248,495 | (1.35%) | | |

(b) Interests and short positions in relevant securities of the company, other

than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 300,000 | 6.72386333 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................................

.............................................................................

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                               16 February 2007

Contact name                                     Zahira Muslim

Telephone number                                 0207 506 6534

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of

connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:29 16-Feb-07 |
| **Number** | 3904R |

RNS Number:3904R
F&C Asset Management PLC
16 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing   (Note 1)         F&C Asset Management plc

Company dealt in                          Resolution Plc

Class of relevant security                GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                           15/02/07


2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of
       relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,357,522 | (4.14%) | - | |
| (2) Derivatives (other than options) | - | | - | |
| (3) Options and agreements to purchase/sell | - | | - | |
| Total | 28,357,522 | (4.14%) | - | |


(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | - | | - | |
| (2) Derivatives (other than options) | - | | - | |

(3) Options and agreements to purchase/sell       -            -

Total                                             -            -


(c)      Rights to subscribe (Note 3)

Class of relevant security:       Details

  -


3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale       Number of securities       Price per unit (Note 5)

Purchase            32,892                     GBP 6.72


(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| - | | | |


(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| - | | | | | | |


(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| - | | |


(d)      Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| - | | |


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                    16/02/07

Contact name                          Peter Fraser, F&C Asset Management plc

Telephone number                      0131 718 1051

If a connected EFM, name of
offeree/offeror with which connected  -

If a connected EFM, state nature of
connection (Note 10)                  -


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
         The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:56 16-Feb-07 |
| **Number** | 3887R |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 15 February 2007 |

### 2.     DEALINGS (Note 2)

### (a)     Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1095618 | 6.7203 GBP | 6.715 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 1129421 | 6.7548 GBP | 6.72 GBP |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 5213 | 6.7094 GBP |

### (c)     Options transactions in respect of existing securities

### (i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer( none, this should be stated. |
|---|
| |

| Date of disclosure | 16 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
    *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | Legal & General Investment Mgmnt Ld |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 10:14 16-Feb-07 |
| Number | 3855R |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **15 February 2007** |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,034,431 | 4.09 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,034,431 | 4.09 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 1,200 | GBP 6.72 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................

..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)           **NO**

| | |
|---|---|
| Date of disclosure | **16 February 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | BlackRock Group |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 10:13 16-Feb-07 |
| Number | 3854R |

FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 15$^{th}$ February 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 34,526,057 | 5.03% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,636,057 | 5.05% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) **Rights to subscribe** (Note 3)

Class of relevant security:          Details

### 3. DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 8,585 | GBP 6.71 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...............................................................................

........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 16th February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which**    N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)**    N/A

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>
END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 09:50 16-Feb-07 |
| **Number** | 3828R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1.     KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 15 February 2007 |

### 2.     DEALINGS (Note 2)

### (a)     Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,546,590 | GBP 6.7450 | GBP 6.7100 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 1,550,191 | GBP 6.7450 | GBP 6.6925 |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)     Options transactions in respect of existing securities

### (i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optio paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 16 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
 *www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| Company | Standard Life Investments |
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution Plc |
| Released | 14:06 16-Feb-07 |
| Number | 4096R |

## FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

Name of person dealing  (Note 1)  **Standard Life Investments**

Company dealt in  **Resolution PLC**

Class of relevant security to which the dealings being disclosed relate (Note 2)  **Ord GBP0.05**

Date of dealing  **15/02/07**

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 10,719,683 | 2.97 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 10,719,683 | 2.97 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 343,629 | GBP 6.721773 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..................................................................

.............................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

Date of disclosure                    16/02/07

| Contact name | **David Mclaren** |
|---|---|
| Telephone number | **0131-524-2805** |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

# Resolution plc – Rule 12g3-2(b) Exemption Request
# APPENDIX A5: OTHER PUBLIC DISCLOSURES
## Volume 10



| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:18 19-Feb-07 |
| Number | 4617R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 16 February 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 121,320 | GBP 6.7550 | GBP 6.7050 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 124,998 | GBP 6.7400 | GBP 6.6800 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optio paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 19 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

| Company | BlackRock Group |
| --- | --- |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 10:59 19-Feb-07 |
| **Number** | 4668R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
| --- | --- |
| **Name of person dealing** (Note 1) | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | 5p Ordinary shares |
| **Date of dealing** | 16th February 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 34,527,642 | 5.03% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,637,642 | 5.05% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

### 3.    DEALINGS (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 300 | GBP 6.715 |

**(b)     Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

**(c)     Options transactions in respect of existing securities**
**(i)      Writing, selling, purchasing or varying**

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

**(d)     Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

**4.     OTHER INFORMATION**

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None...........................................................................

.....................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                    **NO**

| | |
|---|---|
| Date of disclosure | 19<sup>th</sup> February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:09 19-Feb-07 |
| Number | 4675R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **16 FEBRUARY 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number(%) | |
|---|---|---|---|---|
| (1) Relevant securities | 38,881,526 | 5.675% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,881,526 | 5.675% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                Details

### 3.    DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 633 | GBP6.700000 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................

...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

| Date of disclosure | 19 FEBRUARY 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Royal London Asset |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:41 19-Feb-07 |
| **Number** | 4695R |

RNS Number:4695R
Royal London Asset
19 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

ROYAL LONDON ASSET MANAGEMENT

Company dealt in

RESOLUTION PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORDINARY 25P SHS

Date of dealing

16/02/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|                          | Long |     | Short |     |
|                          | Number | (%) | Number | (%) |
|--------------------------|--------|-----|--------|-----|
| (1) Relevant securities  | 9,128,383 | (1.33%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total                    | 9,128,383 | (1.33%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long |     | Short |     |
|                              | Number | (%) | Number | (%) |
|------------------------------|--------|-----|--------|-----|
| (1) Relevant securities      | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total                        | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|-----------------------------|---------|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---------------|----------------------|-------------------------|
| SALE          | 100,000              | 6.72000000              |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                                  19 FEBRUARY 2007


Contact name                                        ZAHIRA MUSLIM


Telephone number                                    0207 506 6534

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
           The company news service from the London Stock Exchange

END

| Company | State Street Global Advisors |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:46 19-Feb-07 |
| **Number** | 4724R |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person                State Street
   Dealing (Note 1)             Global Advisors & Affiliates
Company Dealt In              Resolution PLC
Class of Relevant Security    Ord
   to Which the Dealings
   Being Disclosed
   Relate (Note 2)
Date of Dealing               16/02/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | 17004249 | 2.48233 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17069968 | 2.49192 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 21320 | 6.73 |
| SELL | 2859 | 6.72 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date            19/02/2007
Contact Name               Harshil Naik
Telephone Number           020 7698 6213
If Connected EFM           N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM           N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:01 19-Feb-07 |
| **Number** | 4783R |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.     KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | **Goldman Sachs International** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **16 February 2007** |

## 2.     DEALINGS (Note 2)

### (a)     Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1936 | 6.708 GBP | 6.708 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note |
|---|---|---|
| 98006 | 6.6775 GBP | 6.6775 GBP |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 25000 | 6.7112 GBP |

### (c)     Options transactions in respect of existing securities

### (i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| | |
|---|---|
| Date of disclosure | 19 February 2007 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 14:07 19-Feb-07 |
| **Number** | 2218 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 16 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,033,018 | 3.22% | 262,009 | 0.04% |
| (2) Derivatives (other than options) | 514,851 | 0.08% | 433,740 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,547,869 | 3.29% | 695,749 | 0.10% |

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)  Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)  Purchases and sales

Purchase/sale Number of Securities Price per unit
                                  (GBP)

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 28,318 | 6.7000 |
| Purchase | 2,287 | 6.6763 |
| Purchase | 11,458 | 6.7163 |
| Purchase | 129 | 6.7013 |
| Purchase | 4,776 | 6.7100 |
| Purchase | 949 | 6.7200 |
| Purchase | 1,800 | 6.7058 |
| Purchase | 1,200 | 6.7110 |
| Sale | 19 | 6.7150 |
| Sale | 4,776 | 6.7100 |
| Sale | 7,565 | 6.7132 |
| Sale | 36,599 | 6.7187 |

(b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 2287 | 6.6763 |
| CFD | Short | 129 | 6.7013 |
| CFD | Short | 1800 | 6.7058 |
| CFD | Short | 1200 | 6.7110 |
| CFD | Short | 7851 | 6.7132 |
| CFD | Short | 11458 | 6.7163 |
| CFD | Long | 7565 | 6.7132 |
| CFD | Long | 35599 | 6.7183 |
| CFD | Long | 1000 | 6.7343 |

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details                  Price per unit
(Note 8)                                       (if applicable)
                                               (Note 5)


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                    19 February 2007
Contact name                          BARCLAYS COMPLIANCE
Telephone number                      020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[Close]

| | |
|---|---|
| **Company** | DresKleinwort. Grp Ld |
| **TIDM** | 97HF |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 16:56 19-Feb-07 |
| **Number** | PRNUK-1902 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)   ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT

Company dealt in                  RESOLUTION PLC

Class of relevant security to     ORDINARY SHARES
which the dealings being
disclosed relate (Note 2)

Date of dealing                   19TH FEBRUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | 6,855,475 (1.00) | |

ORDINARY SHARES

(2) Derivatives (other than
options)

(3) Options and agreements to
purchase/sell

| | | |
|---|---|---|
| TOTAL | 6,855,475 (1.00) | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | | |

(2) Derivatives (other than
options)

(3) Options and agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 3,600 | GBP 6.68 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                         19TH FEBRUARY 2007

Contact name                               IRINA DANIEL / JAMES WALL

Telephone number                           020 7475 5617 / 020 7 475 2194

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:04 20-Feb-07 |
| **Number** | 5333R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 19 February 2007 |

### 2. DEALINGS (Note 2)

#### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 382,052 | GBP 6.7700 | GBP 6.6850 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ] |
|---|---|---|
| 355,668 | GBP 6.7550 | GBP 6.6800 |

#### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

#### (c) Options transactions in respect of existing securities

#### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 20 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
      <u>*www.thetakeoverpanel.org.uk*</u>

END

| Company | Wesleyan Assurance Society |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 10:30 20-Feb-07 |
| Number | 5351R |

RNS Number:5351R
Wesleyan Assurance Society
20 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

WESLEYAN ASSURANCE SOCIETY

Company dealt in

RESOLUTION PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORD 5P

Date of dealing

19TH FEBRUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 8,181,523 | 1.209 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,181,523 | 1.209 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 100,000 | £6.751394 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | - | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

........................................................................

Is a Supplemental Form 8 attached? (Note 9)        YES/NO


Date of disclosure                                20TH FEBRUARY 2007


Contact name                                      IAN FARQUHARSON


Telephone number                                  0121 200 9050

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END


Close

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 11:10 20-Feb-07 |
| **Number** | PRNUK-2002 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management Limited

Company dealt in                  Resolution Plc

Class of relevant security to     Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                   19 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 14,744,990 | 2.15% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 14,744,990 | 2.15% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 137,356 | 6.75000GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          20 February 2007

Contact name                              Hatal Patel

Telephone number                          020 7548 3183

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

Close

| | |
|---|---|
| Company | Legal & General Investment Mgmnt Ld |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 11:12 20-Feb-07 |
| Number | 5410R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **19 February 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 28,033,531 | 4.09 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,033,531 | 4.09 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c)    Rights to subscribe (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 900 | GBP 6.725 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

......................................................................

......................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | **20 February 2007** |
|---|---|
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 11:37 20-Feb-07 |
| Number | 5446R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| **Name of person dealing  (Note 1)** | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | 5p Ordinary shares |
| **Date of dealing** | 19th February 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 34,524,553 | 5.03% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,634,553 | 5.05% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.    DEALINGS (Note 4)

## (a)     Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 1,250 | GBP 6.69929 |
| Sale | 4,339 | GBP 6.74571 |

## (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)     Options transactions in respect of existing securities
## (i)     Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)     Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None...............................................................................

...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                          **NO**

| | |
|---|---|
| Date of disclosure | 20th February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which**    N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)**    N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:40 20-Feb-07 |
| Number | 5453R |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person             State Street
   Dealing (Note 1)           Global Advisors & Affiliates
Company Dealt In           Resolution PLC
Class of Relevant Security Ord
   to Which the Dealings
   Being Disclosed
   Relate (Note 2)
Date of Dealing            19/02/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | 17003868 | 2.48227 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 17069587 | 2.49186 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| SELL | 381 | 6.71 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

```
Is a Supplemental Form 8 Attached?  (Note 9)                          NO


Disclosure Date            20/02/2007
Contact Name               Harshil Naik
Telephone Number           020 7698 6213
If Connected EFM           N/A
   Name of Offeree/Offeror
   With Which Connected
If Connected EFM           N/A
   State Nature of
   Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END
```

Close

| Company | Royal London Asset |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:47 20-Feb-07 |
| Number | 5438R |

RNS Number:5438R
Royal London Asset
20 February 2007


FORM 8.3


DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)


1. KEY INFORMATION


Name of person dealing (Note 1)          Royal London Asset Management

Company dealt in                         Resolution Plc

Class of relevant security to which      Ordinary 25p shs
the dealings being disclosed relate
(Note 2)

Date of dealing                          19/02/2007


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 9,061,139 | (1.32%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 9,061,139 | (1.32%) | | |


(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 87,356 | 6.75000000 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name,<br>e.g. call option | Number of<br>securities | Exercise price per unit<br>(Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction<br>(Note 8) | Details | Price per unit<br>(if applicable)<br>(Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................................

.................................................................................

| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | NO |
| Date of disclosure | 20 February 2007 |
| Contact name | Zahira Muslim |
| Telephone number | 0207 506 6660 |
| If a connected EFM, name of offeree /offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | Standard Life Investments |
|---|---|
| **TIDM** | IRSH |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 12:06 20-Feb-07 |
| **Number** | 5490R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

Name of person dealing  (Note 1)          **Standard Life Investments**

Company dealt in          **Resolution PLC**

Class of relevant security to which the    **Ord GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing          **19/02/07**

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | **10,719,088** | **2.97** | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | **10,719,088** | **2.97** | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 595 | GBP 6.6850 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...........................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| Date of disclosure | 20/02/07 |
|---|---|

| | |
|---|---|
| **Contact name** | **David Mclaren** |
| **Telephone number** | **0131-524-2805** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

[Close]

| Company | Barclays PLC |
|---|---|
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:40 20-Feb-07 |
| **Number** | 2175 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 19 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,101,586 | 3.23% | 200,271 | 0.03% |
| (2) Derivatives (other than options) | 477,425 | 0.07% | 466,796 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,579,011 | 3.30% | 667,067 | 0.10% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)  Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)  Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 8,728 | 6.6863 |
| Purchase | 6,300 | 6.6858 |
| Purchase | 34,448 | 6.7034 |
| Purchase | 1,064 | 6.6850 |
| Purchase | 16,000 | 6.6847 |
| Purchase | 4,315 | 6.6917 |
| Sale | 2,287 | 6.6969 |


(b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 16000 | 6.6847 |
| CFD | Short | 6300 | 6.6858 |
| CFD | Short | 8728 | 6.6863 |
| CFD | Short | 4315 | 6.6916 |
| CFD | Short | 34448 | 6.7034 |
| CFD | Short | 2978 | 6.7120 |
| CFD | Long | 2287 | 6.6969 |


(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)  Other dealings (including new securities) (Note 4)

Nature of transaction Details
(Note 8)

Price per unit
(if applicable)
(Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                      20 February 2007
Contact name                            BARCLAYS COMPLIANCE
Telephone number                        020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[ Close ]

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 13:38 20-Feb-07 |
| Number | 5563R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **19 FEBRUARY 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 38,863,426 | 5.672% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,863,426 | 5.672% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

**(c)** **Rights to subscribe** (Note 3)

Class of relevant security:            Details

### 3. DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 18,100 | GBP6.690000 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

............................................................

............................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 20 FEBRUARY 2007 |
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 09:17 21-Feb-07 |
| **Number** | 6038R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.  KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 20 February 2007 |

## 2.  DEALINGS (Note 2)

### (a)  Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 87,887 | GBP 6.7000 | GBP 6.6600 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 97,623 | GBP 6.7186 | GBP 6.6600 |

### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)  Options transactions in respect of existing securities

### (i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/. unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 21 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
    *www.thetakeoverpanel.org.uk*

END

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. <u>Terms and conditions</u>, including restrictions on use and distribution apply.**

# Regulatory Announcement

Go to market news section                                    📊 🖨️

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:31 21-Feb-07 |
| **Number** | 6098R |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

LATE DISCLOSURE

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 19 February 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 100199 | 6.7562 GBP | 6.677996 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 38199 | 6.73842 GBP | 6.68GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 62000 | 6.7562 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

(ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other perse to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
| |

| | |
|---|---|
| Date of disclosure | 21 February 2007 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
**_www.thetakeoverpanel.org.uk_**

END

[Close]

| | |
|---|---|
| **Company** | Legal & General Investment Mgmnt Ld |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 11:38 21-Feb-07 |
| **Number** | 6194R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **20 February 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 28,014,081 | 4.08 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,014,081 | 4.08 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 19,450 | GBP 6.66 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

Is a Supplemental Form 8 attached? (Note 9)                NO

| Date of disclosure | **21 February 2007** |
|---|---|
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:38 21-Feb-07 |
| **Number** | 6190R |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 20 February 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 19901 | 6.6403 GBP | 6.6403 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 19901 | 6.6403 GBP | 6.6403 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ( |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 21 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:41 21-Feb-07 |
| **Number** | 6178R |

RNS Number:6178R
F&C Asset Management PLC
21 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing   (Note 1)        F&C Asset Management plc

Company dealt in                         Resolution Plc

Class of relevant security               GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                          20/02/07

2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,790,856 | (4.06%) | - | |
| (2) Derivatives (other than options) | - | | - | |
| (3) Options and agreements to purchase/sell | - | | - | |
| Total | 27,790,856 | (4.06%) | - | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | - | | - | |

(2) Derivatives (other than options)          -              -

(3) Options and agreements to purchase/sell     -              -

Total                                          -              -


(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details

   -


3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale        Number of securities      Price per unit (Note 5)

SALE                 566,666                   GBP 6.645984


(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| - | | | |


(c)    Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| - | | | | | - | |


(ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| - | | |


(d)      Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| - | | |

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                          21/02/07

Contact name                                Peter Fraser, F&C Asset Management plc

Telephone number                            0131 718 1051

If a connected EFM, name of
offeree/offeror with which connected        -

If a connected EFM, state nature of
connection (Note 10)                        -

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 11:55 21-Feb-07 |
| **Number** | PRNUK-2102 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management Limited

Company dealt in                  Resolution Plc

Class of relevant security to     Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                   20 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 14,695,992 | 2.14% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 14,695,992 | 2.14% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 48,998 | 6.70000GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              21 February 2007

| Contact name | Emma Thompson |
|---|---|
| Telephone number | 020 7548 2293 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

[Close]

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:46 21-Feb-07 |
| **Number** | 2174 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

```
Name of person dealing        BARCLAYS PLC
(Note 1)
Company dealt in              RESOLUTION PLC
Class of relevant security    ORD GBP0.05
to which the dealings being
disclosed relate (Note 2)
Date of dealing               20 February 2007
```

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,115,860 | 3.23% | 206,843 | 0.03% |
| (2) Derivatives (other than options) | 483,954 | 0.07% | 474,802 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,599,814 | 3.30% | 681,645 | 0.10% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities |  |  |  |  |
| (2) Derivatives (other than |  |  |  |  |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 4,370 | 6.6598 |
| Purchase | 1,083 | 6.6663 |
| Purchase | 2,385 | 6.6710 |
| Purchase | 8,284 | Transfer |
| Purchase | 9,218 | 6.6613 |
| Purchase | 5,706 | 6.6600 |
| Purchase | 4,556 | 6.6600 |
| Sale | 2,344 | 6.7137 |
| Sale | 2,809 | 6.6737 |
| Sale | 3,872 | 6.6625 |
| Sale | 25 | 6.6892 |
| Sale | 12,235 | 6.6591 |
| Sale | 43 | 6.6600 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 4370 | 6.6597 |
| CFD | Short | 5706 | 6.6600 |
| CFD | Short | 9218 | 6.6613 |
| CFD | Short | 1083 | 6.6663 |
| CFD | Short | 2385 | 6.6710 |
| CFD | Long | 12235 | 6.6591 |
| CFD | Long | 3872 | 6.6624 |
| CFD | Long | 2809 | 6.6736 |
| CFD | Long | 25 | 6.6892 |
| CFD | Long | 2344 | 6.7136 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. | Number of | | Exercise price per |
|---|---|---|---|

```
call option          securities          unit (Note 5)
```

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details                 Price per unit
(Note 8)                                      (if applicable)
                                              (Note 5)


4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                NO


Date of disclosure                 21 February 2007
Contact name                       BARCLAYS COMPLIANCE
Telephone number                   020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[Close]

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 15:29 21-Feb-07 |
| Number | 6447R |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

Name of person dealing (Note 1)          HBOS plc and its subsidiaries

Company dealt in          Resolution plc

Class of relevant security to which the dealings being disclosed relate (Note 2)          Ordinary 5p

Date of dealing          20 February 2007

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 18,396,570 | (2.685%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,396,570 | (2.685%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3.      DEALINGS (Note 4)

### (a)      Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 19,901 | £6.644 |
| Purchase | 5,161 | £6.640 |

### (b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c)      Options transactions in respect of existing securities
### (i)      Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d)      Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...................................................................
N/A
...................................................................


**Is a Supplemental Form 8 attached?** (Note 9)                          NO


Date of disclosure                                        21 February 2007

Contact name

Kenny Melville

**Telephone number**                                    0131 243 8671

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

[Close]

| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:58 22-Feb-07 |
| Number | 6895R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.  KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 21 February 2007 |

## 2.  DEALINGS (Note 2)

### (a)  Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 54,057 | GBP 6.7200 | GBP 6.5000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 48,157 | GBP 6.7150 | GBP 6.6000 |

### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
|  |  |  |  |

### (c)  Options transactions in respect of existing securities

### (i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)        Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.        OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 22 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END

Close

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 11:22 22-Feb-07 |
| Number | 6936R |

**FORM 8.3**

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **21 February 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,995,138 | 4.08 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,995,138 | 4.08 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

Class of relevant security:      Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 20,343 | GBP 6.669 |
| Purchase | 1,400 | GBP 6.62 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.......................................................................

.......................................................................

| Is a Supplemental Form 8 attached? (Note 9) | NO |
|---|---|

| Date of disclosure | **22 February 2007** |
|---|---|
| Contact name | **Helen Lewis** |

| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*
END

Close

[♠ Free annual report] 〰 ⤵

| | |
|---|---|
| Company | Aviva PLC |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:36 22-Feb-07 |
| Number | 6949R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **21 FEBRUARY 2007** |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 38,857,526 | 5.671% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,857,526 | 5.671% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:                          Details

### 3.    DEALINGS (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 5,900 | GBP6.590000 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................

............................................................

**Is a Supplemental Form 8 attached? (Note 9)**                    **NO**

Date of disclosure                          22 FEBRUARY 2007

Contact name                                NEIL WHITTAKER

| Telephone number | 01603 684420 |
|---|---|
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*

END

Close

| Company | M&G Inv Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 11:58 22-Feb-07 |
| Number | PRNUK-2202 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management
                                  Limited

Company dealt in                  Resolution Plc

Class of relevant security to     Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                   21 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 14,659,308 | 2.13% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 14,659,308 | 2.13% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:      Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 36,684 | 6.70470GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                    22 February 2007

```
Contact name                        Emma Thompson

Telephone number                    020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END
```

[ Close ]

| Company | GoldmanSachs International |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 12:01 22-Feb-07 |
| Number | 6994R |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 21 February 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 10665 | 6.6001 GBP | 6.6001 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ... |
|---|---|---|
| 80737 | 6.6807 GBP | 6.6035 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 4928 | 6.6023 GBP |
| CFD | Long | 75000 | 6.6029 GBP |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 22 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
    *www.thetakeoverpanel.org.uk*

END

Close

| Company | Royal London Asset |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:19 22-Feb-07 |
| Number | 7002R |

RNS Number:7002R
Royal London Asset
22 February 2007


FORM 8.3


DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)


1. KEY INFORMATION

Name of person dealing (Note 1)          Royal London Asset Management

Company dealt in                         Resolution Plc

Class of relevant security to which      Ordinary 25p shs
the dealings being disclosed relate
(Note 2)

Date of dealing                          21/02/2007                    .


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,032,353 | (1.31%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | . | | |
| Total | 9,032,353 | (1.31%) | | |


(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 28,786 | 6.60000000 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................................

.................................................................................

Is a Supplemental Form 8 attached? (Note 9)          NO

Date of disclosure                                   22 February 2007

Contact name                                         Zahira Muslim

Telephone number                                     0207 506 6534

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | Barclays PLC |
|---|---|
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:51 22-Feb-07 |
| **Number** | 2211 |

```
FORM 8.3
```

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 21 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,154,993 | 3.23% | 160,315 | 0.02% |
| (2) Derivatives (other than options) | 419,014 | 0.06% | 465,970 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,574,007 | 3.29% | 626,285 | 0.09% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:     Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 28,181 | 6.5914 |
| Purchase | 2,115 | 6.6000 |
| Purchase | 3,829 | 6.5719 |
| Purchase | 32,204 | 6.6052 |
| Purchase | 8,400 | 6.5463 |
| Purchase | 25,206 | 6.5695 |
| Purchase | 6,213 | Transfer |
| Sale | 31 | 6.6000 |
| Sale | 9,712 | 6.6082 |
| Sale | 15,941 | 6.6030 |
| Sale | 3,457 | 6.7137 |
| Sale | 20,126 | 6.5987 |
| Sale | 3,191 | 6.5687 |
| Sale | 4,776 | 6.7101 |
| Sale | 9,781 | 6.6043 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 8400 | 6.5463 |
| CFD | Short | 25206 | 6.5695 |
| CFD | Short | 3829 | 6.5718 |
| CFD | Short | 3710 | 6.5899 |
| CFD | Short | 28181 | 6.5913 |
| CFD | Short | 32204 | 6.6051 |
| CFD | Short | 16786 | 6.6082 |
| CFD | Long | 3191 | 6.5686 |
| CFD | Long | 20126 | 6.5986 |
| CFD | Long | 15941 | 6.6030 |
| CFD | Long | 9781 | 6.6042 |
| CFD | Long | 9712 | 6.6082 |
| CFD | Long | 3457 | 6.7136 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d)  Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|
| | |

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | 22 February 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Close

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:18 22-Feb-07 |
| Number | 7169R |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person              State Street
    Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing             21/02/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16897971 | 2.46681 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16963690 | 2.47640 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| SELL | 10665 | 6.60 |
| SELL | 95232 | 6.63 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

```
Disclosure Date            22/02/2007
Contact Name               Harshil Naik
Telephone Number           020 7698 6213
If Connected EFM           N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM           N/A
    State Nature of
    Connection (Note 10)
```

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:25 23-Feb-07 |
| Number | 7636R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 22 February 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 38,430 | GBP 6.6550 | GBP 6.6100 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 64,795 | GBP 6.6450 | GBP 6.6050 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 6) |
|---|---|---|---|
| CFD | Long | 26,365 | GBP 6.6235 |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

> Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 23 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 10:47 23-Feb-07 |
| **Number** | 7653R |

RNS Number:7653R
F&C Asset Management PLC
23 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing   (Note 1)      F&C Asset Management plc

Company dealt in                       Resolution Plc

Class of relevant security             GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                        22/02/07

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of
       relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 26,993,899 | (3.94%) | - | |
| (2) Derivatives (other than options) | - | | - | |
| (3) Options and agreements to purchase/sell | - | | - | |
| Total | 26,993,899 | (3.94%) | - | |

(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | - | | - | |
| (2) Derivatives (other than options) | - | | - | |
| (3) Options and agreements to purchase/sell | - | | - | |

Total                                    -                    -

(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details

  -


3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale        Number of securities        Price per unit (Note 5)

SALE               23,800                   GBP 6.650000


(b)      Derivatives transactions (other than options)

Product name,        Long/short        Number of securities        Price per unit
e.g. CFD             (Note 6)          (Note 7)                     (Note 5)

  -


(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
|  - | | | | | | |


(ii)      Exercising

Product name, e.g.        Number of securities        Exercise price per unit
call option                                           (Note 5)

  -


(d)      Other dealings (including new securities) (Note 4)

Nature of transaction        Details        Price per unit
(Note 8)                                    (if applicable) (Note 5)

  -


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None


Is a Supplemental Form 8 attached? (Note 9)        NO


Date of disclosure                      23/02/07

Contact name                            Richard Morrison, F&C Asset Management

Telephone number                        0131 718 1055

If a connected EFM, name of
offeree/offeror with which connected    -

If a connected EFM, state nature of
connection (Note 10)                    -


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 10:51 23-Feb-07 |
| **Number** | 7654R |

RNS Number:7654R
F&C Asset Management PLC
23 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing   (Note 1)       F&C Asset Management plc

Company dealt in                        Resolution Plc

Class of relevant security              GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                         21/02/07


2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of
       relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,017,699 | (3.94%) | - | |
| (2) Derivatives (other than options) | - | | - | |
| (3) Options and agreements to purchase/sell | - | | - | |
| Total | 27,017,699 | (3.94%) | - | |


(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | - | | - | |
| (2) Derivatives (other than options) | - | | - | |
| (3) Options and agreements to purchase/sell | - | | - | |

Total                                -                    -

(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details

   -

3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale          Number of securities      Price per unit (Note 5)

SALE                   773,157                   GBP 6.581794

(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| - | | | |

(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| - | | | | | | |

(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| - | | |

(d)      Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| - | | |

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None


Is a Supplemental Form 8 attached? (Note 9)          NO


Date of disclosure                        23/02/07

Contact name                              Richard Morrison, F&C Asset Management

Telephone number                         0131 718 1055

If a connected EFM, name of
offeree/offeror with which connected      -

If a connected EFM, state nature of
connection (Note 10)                      -


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | Newton Investment Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- (Resolution plc) |
| Released | 11:42 23-Feb-07 |
| Number | 7713R |

RNS Number:7713R
Newton Investment Management Ltd
23 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 22th February 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 15,857,630 | 2.31 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 15,857,630 | 2.31 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sales | 23,817 | 6.62 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    23 February 2007

Contact name                                          Barry Smalls
Telephone number                                      0207 163 2251
If a connected EFM, name of offeree/offeror with which
connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:31 23-Feb-07 |
| Number | 7801R |

FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

Name of person dealing  (Note 1)                 *Legal & General Investment Management Ltd.*

Company dealt in                                 **Resolution Plc**

Class of relevant security to which the dealings      Ordinary Shares GBP 0.05
being disclosed relate (Note 2)
Date of dealing                                  **22 February 2007**

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 27,989,711 | 4.08 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,989,711 | 4.08 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

### 3. DEALINGS (Note 4)

#### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 5,427 | GBP 6.66 |

#### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

#### (c) Options transactions in respect of existing securities
#### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

#### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

#### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

### 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................

..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | **23 February 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*

END

Close

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:49 23-Feb-07 |
| Number | 2154 |

FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 22 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,152,567 | 3.23% | 132,085 | 0.02% |
| (2) Derivatives (other than options) | 373,882 | 0.05% | 419,816 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,526,449 | 3.29% | 551,901 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:     Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 10,882 | 6.6305 |
| Purchase | 641 | 6.6807 |
| Purchase | 296 | 6.5863 |
| Purchase | 6,213 | Transfer |
| Purchase | 1,904 | 6.6150 |
| Purchase | 27,407 | 6.6304 |
| Sale | 2,222 | Transfer |
| Sale | 3,464 | 6.6137 |
| Sale | 4,045 | 6.6386 |
| Sale | 36,209 | 6.6232 |
| Sale | 3,829 | 6.6137 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 296 | 6.5863 |
| CFD | Short | 5124 | 6.6260 |
| CFD | Short | 27407 | 6.6303 |
| CFD | Short | 10882 | 6.6304 |
| CFD | Short | 2816 | 6.6417 |
| CFD | Long | 7293 | 6.6136 |
| CFD | Long | 36209 | 6.6231 |
| CFD | Long | 4045 | 6.6386 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)


Nature of transaction Details                Price per unit
(Note 8)                                     (if applicable)
                                             (Note 5)


4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                      NO


Date of disclosure                      23 February 2007
Contact name                            BARCLAYS COMPLIANCE
Telephone number                        020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[Close]

| Company | Henderson Global Investors Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 13:01 23-Feb-07 |
| Number | 7840R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | **Henderson Global Investors Ltd** |
| Company dealt in | **Resolution** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP 0.05** |
| Date of dealing | **22/02/2007** |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 7,145,441 | 1.0429 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 7,145,441 | 1.0429 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                    Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 158,716 | 6.625GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

......................................................................

**Is a Supplemental Form 8 attached? (Note 9)**      NO

| | |
|---|---|
| Date of disclosure | 23/02/2007 |
| Contact name | Gavin Dolding |

| Telephone number | 020 7818 5217 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

SUPPLEMENTAL FORM 8

## DETAILS OF OPEN POSITIONS
## (This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

| Product name,e.g. call option | Written or purchased | Number of securities to which the option or derivative relates | Exercise price (Note 2) | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|

*Notes*

*1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

*2. For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>

END

Close

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:01 23-Feb-07 |
| Number | 7882R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 22$^{nd}$ February 2007 |

### 2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) **Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 34,531,553 | 5.04% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,641,553 | 5.05% | | |

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)   **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.   DEALINGS (Note 4)

### (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 7,000 | GBP 6.62 |

### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c)  Options transactions in respect of existing securities
### (i)  Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None.............................................................................

.............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)        **NO**

| | |
|---|---|
| Date of disclosure | 23$^{RD}$ February 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which**     N/A
**connected**
**If a connected EFM, state nature of connection (Note 10)**     N/A

*Notes*
*The   Notes   on   Form   8.3   can   be   viewed   on   the   Takeover   Panel's   website   at*
*www.thetakeoverpanel.org.uk*
END

| | |
|---|---|
| Company | GoldmanSachs International |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 14:10 23-Feb-07 |
| Number | 7892R |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | **Goldman Sachs International** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **22 February 2007** |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 141258 | 6.6263 GBP | 6.614 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ⁚ |
|---|---|---|
| 642 | 6.585 GBP | 6.585 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 616 | 6.625 GBP |
| CFD | Long | 37000 | 6.6223 GBP |
| CFD | Long | 23000 | 6.6223 GBP |
| CFD | Short | 106400 | 6.6197 GBP |
| CFD | Short | 65800 | 6.6197 GBP |
| CFD | Short | 24800 | 6.6197 GBP |
| CFD | Short | 3000 | 6.6197 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 23 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
*www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | Resolution PLC |
| TIDM | RSL |
| Headline | Holding(s) in Company |
| Released | 16:00 23-Feb-07 |
| Number | 7664R |



# TR-1:  NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Resolution Plc |

| 2. Reason for the notification     (please tick the appropriate box or boxes) | |
|---|---|
| An acquisition or disposal of voting rights | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): **Declaration of Major Shareholding as per FSA Transitional Provision 7** | X |

| | |
|---|---|
| 3. Full name of person(s) subject to the notification obligation: | BlackRock, Inc. |
| 4. Full name of shareholder(s) (if different from 3.): | |
| 5. Date of the transaction (and date on which the threshold is crossed or reached if different): | N/A |
| 6. Date on which issuer notified: | 22nd February 2007 |
| 7. Threshold(s) that is/are crossed or reached: | Above 5% |
| 8. Notified details: | |

## A: Voting rights attached to shares

| Class/type of shares if possible using the SIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| GB0004342563 | N/A | N/A | N/A | N/A | 34,524,553 | N/A | 5.03% |

## B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is | % of voting rights |
|---|---|---|---|---|
| | | | | |

| | | | | exercised/ converted. | |
|---|---|---|---|---|---|

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 34,524,553 | 5.03% |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

BlackRock Investment Management (UK) Limited - 34,524,553 (5.03%)

| Proxy Voting: | |
|---|---|
| **10. Name of the proxy holder:** | |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |

| **13. Additional information:** | |
|---|---|
| **14. Contact name:** | |
| **15. Contact telephone number:** | |

# ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

| A: Identity of the person or legal entity subject to the notification obligation | |
|---|---|
| **Full name** (including legal form for legal entities) | BlackRock, Inc |
| **Contact address** (registered office for legal entities) | 33 King William Street, London, EC4R 9AS |
| **Phone number** | 020 7743 2098 |
| **Other useful information** (at least legal representative for legal persons) | Thomas Hone |

| B: Identity of the notifier, if applicable | |
|---|---|
| **Full name** | |
| **Contact address** | |
| **Phone number** | |
| **Other useful information** (e.g. functional relationship with the person or legal entity subject to the notification obligation) | |

| C: Additional information |
|---|
| |

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:41 26-Feb-07 |
| **Number** | 8478R |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | **Goldman Sachs International** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **23 February 2007** |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 653 | 6.6076 GBP | 6.605 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 653 | 6.6073 GBP | 6.6073 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
| |

| Date of disclosure | 26 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

[♠ Free annual report] 📊 🖶

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:24 26-Feb-07 |
| **Number** | 8548R |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

Name of person dealing  (Note 1)          **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in          **RESOLUTION PLC**

Class of relevant security to which the     **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing          **23 FEBRUARY 2007**

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 38,864,326 | 5.672% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,864,326 | 5.672% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)     **Rights to subscribe** (Note 3)

Class of relevant security:                    Details

### 3.     DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 6,800 | GBP6.613600 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...................................................................

...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | 26 FEBRUARY 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | F&C Asset Management PLC |
| --- | --- |
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:40 26-Feb-07 |
| Number | 8512R |

RNS Number:8512R
F&C Asset Management PLC
26 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing  (Note 1)    F&C Asset Management plc

Company dealt in                    Resolution Plc

Class of relevant security          GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                     23/02/07


2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of
       relevant security dealt in (Note 3)

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,499,501 | (3.87%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,499,501 | (3.87%) | | |

(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 494,398 | GBP 6.6000 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)    Options transactions in respect of existing securities
(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                              NO

Date of disclosure            26/02/07

Contact name                  Richard Morrison, F&C Asset Management plc

Telephone number              0131 718 1055

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:43 26-Feb-07 |
| Number | 2176 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 23 February 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,127,942 | 3.23% | 160,099 | 0.02% |
| (2) Derivatives (other than options) | 382,173 | 0.06% | 412,092 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,510,115 | 3.29% | 572,191 | 0.08% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 4,142 | 6.6000 |
| Purchase | 642 | 6.5850 |
| Purchase | 1,128 | Transfer |
| Purchase | 5,063 | 6.6100 |
| Sale | 4,102 | 6.6029 |
| Sale | 7,741 | 6.5987 |
| Sale | 9,141 | 6.6031 |
| Sale | 2,807 | 6.6537 |
| Sale | 5,396 | 6.6000 |
| Sale | 2,791 | 6.6000 |
| Sale | 3,622 | 6.6104 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 6335 | 6.6078 |
| CFD | Short | 5063 | 6.6100 |
| CFD | Long | 7741 | 6.5986 |
| CFD | Long | 4102 | 6.6029 |
| CFD | Long | 9141 | 6.6030 |
| CFD | Long | 3622 | 6.6104 |
| CFD | Long | 2807 | 6.6536 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)   Other dealings (including new securities) (Note 4)

```
Nature of transaction Details            Price per unit
(Note 8)                                 (if applicable)
                                         (Note 5)
```

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

```
Date of disclosure                       26 February 2007
Contact name                             BARCLAYS COMPLIANCE
Telephone number                         020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)
```

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

<span>[Close]</span>

| | |
|---|---|
| Company | DresKleinwort. Grp Ld |
| TIDM | 97HF |
| Headline | Rule 8.3 - Resolution Plc |
| Released | 13:40 26-Feb-07 |
| Number | PRNUK-2602 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) ALLIANZ GLOBAL INVESTORS GLOBAL EQUITY BUSINESS UNIT

Company dealt in                RESOLUTION PLC

Class of relevant security to   ORDINARY SHARES
which the dealings being
disclosed relate (Note 2)

Date of dealing                 23RD FEBRUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

|  | Long | Short |
|---|---|---|
|  | Number (%) | Number (%) |
| (1) Relevant securities | 6,848,900 (1.00) | |

ORDINARY SHARES

| | | |
|---|---|---|
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| TOTAL | 6,848,900 (1.00) | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
|  | Number (%) | Number (%) |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

(3) Options and agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:    Details

## 3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 6,575 | GBP 6.60 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                    26TH FEBRUARY 2007

Contact name                          IRINA DANIEL / JAMES WALL

Telephone number                      020 7475 5617 / 020 7 475 2194

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

Close

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 14:31 26-Feb-07 |
| **Number** | 8728R |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)
```

1. KEY INFORMATION

```
Name of Person              State Street
   Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
   to Which the Dealings
   Being Disclosed
   Relate (Note 2)
Date of Dealing             23/02/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16901553 | 2.46733 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16967272 | 2.47692 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 3582 | 6.66 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|
| | | | | |

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|
| | |

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|
| | | |

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                     NO

Disclosure Date              26/02/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 09:49 27-Feb-07 |
| Number | 9236R |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 26 February 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 86,950 | GBP 6.5000 | GBP 6.4700 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 90,505 | GBP 6.5600 | GBP 6.4800 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, | Number of securities to which | Exercise price | Type, e.g. American, | Expiry date | Optic paid/ |
|---|---|---|---|---|---|---|

| | varying etc. | the option relates (Note 5) | | European etc. | | unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
| |

| Date of disclosure | 27 February 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
    *www.thetakeoverpanel.org.uk*

END

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

| | |
|---|---|
| Company | GoldmanSachs International |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 12:00 27-Feb-07 |
| Number | 9404R |

FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.   KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | **Goldman Sachs International** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **26 February 2007** |

### 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 15759 | 6.485 GBP | 6.4813 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 2248 | 6.485 GBP | 6.485 GBP |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 27 February 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at** *www.thetakeoverpanel.org.uk*

END

Close

| Company | F&C Asset Management PLC |
|---|---|
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:39 27-Feb-07 |
| Number | 9412R |

RNS Number:9412R
F&C Asset Management PLC
27 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing   (Note 1)   F&C Asset Management plc

Company dealt in                     Resolution Plc

Class of relevant security           GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                      26/02/07

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of
       relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 26,485,990 | (3.87%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,485,990 | (3.87%) | | |

(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    Rights to subscribe (Note 3)

Class of relevant security:     Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 13,511 | GBP 6.4850 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)    Options transactions in respect of existing securities
(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None


Is a Supplemental Form 8 attached? (Note 9)                          NO


| Date of disclosure | 27/02/07 |
|---|---|
| Contact name | Richard Morrison, F&C Asset Management plc |
| Telephone number | 0131 718 1055 |

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:52 27-Feb-07 |
| **Number** | 2182 |

FORM 8.3

      DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
            (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 26 February 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,045,241 | 3.22% | 107,048 | 0.02% |
| (2) Derivatives (other than options) | 338,880 | 0.05% | 493,659 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,384,121 | 3.27% | 600,707 | 0.09% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and
agreements to
purchase/sell

Total


(c)  Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)  Purchases and sales

Purchase/sale Number of Securities Price per unit
                                    (GBP)
Purchase            10,412          6.4863
Purchase             5,300          6.4965
Purchase            17,992          6.5694
Purchase               900          6.5900
Purchase               730          6.5713
Purchase            36,500          6.5150
Purchase             6,497          6.5976
Purchase             6,758          6.5063
Purchase            28,079          6.5688
Sale                   466          6.6000
Sale                 1,865          6.6000
Sale                 2,248          6.4850

(b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 10412 | 6.4862 |
| CFD | Short | 5300 | 6.4965 |
| CFD | Short | 6758 | 6.5063 |
| CFD | Short | 36500 | 6.5149 |
| CFD | Short | 12592 | 6.5518 |
| CFD | Short | 28079 | 6.5687 |
| CFD | Short | 17992 | 6.5693 |
| CFD | Short | 730 | 6.5713 |
| CFD | Short | 6497 | 6.5976 |


(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details          Price per unit
(Note 8)                               (if applicable)
                                       (Note 5)


4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                     27 February 2007
Contact name                           BARCLAYS COMPLIANCE
Telephone number                       020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[Close]

| Company | HBOS PLC |
|---|---|
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 15:28 27-Feb-07 |
| Number | 9671R |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.  **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 26 February 2007 |

2.  **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,773,185 | (2.594%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,773,185 | (2.594%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 623,385 | £6.529 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...................................................................

N/A

...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

Date of disclosure                          27 February 2007

Contact name

Kenny Melville

**Telephone number**  0131 243 8671

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:28 28-Feb-07 |
| Number | 0134S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 27 February 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 81,023 | GBP 6.4900 | GBP 6.2950 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note |
|---|---|---|
| 99,847 | GBP 6.4784 | GBP 6.3050 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
|  |  |  |  |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, | Writing, selling, | Number of | Exercise | Type, e.g. | Expiry | Optio |
|---|---|---|---|---|---|---|

| e.g. call option | purchasing, varying etc. | securities to which the option relates (Note 5) | price | American, European etc. | date | paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)        Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.        OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|  |

| | |
|---|---|
| Date of disclosure | **28 February 2007** |
| Contact name | **Neil Kober** |
| Telephone number | **020 7508 9050** |
| Name of offeree/offeror with which connected | **Resolution plc** |
| Nature of connection (Note 6) | **Corporate Broker** |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END

| | |
|---|---|
| **Company** | Standard Life Investments |
| **TIDM** | IRSH |
| **Headline** | Rule 8.3 - Resolution |
| **Released** | 11:46 28-Feb-07 |
| **Number** | 0274S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

Name of person dealing  (Note 1)      **Standard Life Investments**

Company dealt in      **Resolution PLC**

Class of relevant security to which the      **Ord GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing      **27/02/07**

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 10,799,088 | 2.99 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 10,799,088 | 2.99 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c)    Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| Purchase | 80,000 | GBP 6.385 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................

.........................................................................

Is a Supplemental Form 8 attached? (Note 9)                                   NO

Date of disclosure                                    28/02/07

| Contact name | **Robbie Storrie** |
|---|---|
| Telephone number | **0131-524-2805** |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

`Close`

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:12 28-Feb-07 |
| **Number** | 0317S |

RNS Number:0317S
F&C Asset Management PLC
28 February 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing  (Note 1)    F&C Asset Management plc

Company dealt in                    Resolution Plc

Class of relevant security          GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                     26/02/07


2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of
       relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 26,266,141 | (3.83%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,266,141 | (3.83%) | | |

(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

Class of relevant security:

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 219,849 | GBP 6.6000 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)    Options transactions in respect of existing securities
(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None


Is a Supplemental Form 8 attached? (Note 9)                    NO


| | |
|---|---|
| Date of disclosure | 28/02/07 |
| Contact name | Richard Morrison, F&C Asset Management plc |
| Telephone number | 0131 718 1055 |

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | HBOS PLC |
|---|---|
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 12:25 28-Feb-07 |
| Number | 0343S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 27 February 2007 |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,791,127 | (2.596%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,791,127 | (2.596%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 17,942 | £6.327 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing,varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................
N/A
..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| Date of disclosure | 28 February 2007 |
|---|---|
| Contact name | |

Kenny Melville

**Telephone number**                                    0131 243 8671

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | BlackRock Group |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:52 28-Feb-07 |
| Number | 0371S |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing  (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 27$^{th}$ February 2007 |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

(a) **Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 34,514,790 | 5.03% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,624,790 | 5.05% | | |

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3.    **DEALINGS** (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 4,700 | GBP 6.42929 |

\* NB There was a transfer out of -21,463

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................................

............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)    **NO**

| Date of disclosure | 28th February 2007 |
|---|---|
| Contact name | Thomas Hone |

| | |
|---|---|
| **Telephone number** | 020 7743 2098 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| Company | Barclays PLC |
|---------|--------------|
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:29 28-Feb-07 |
| **Number** | 2186 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 27 February 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,994,809 | 3.21% | 216,759 | 0.03% |
| (2) Derivatives (other than options) | 358,925 | 0.05% | 471,884 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,353,734 | 3.26% | 688,643 | 0.10% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale Number of Securities Price per unit
                                  (GBP)
Purchase           10,900         6.6127
Purchase            4,960         6.3300
Sale                8,758         6.4332
Sale                3,540         6.4887
Sale               12,803         6.3347
Sale                3,126         6.3150
Sale               27,165         6.4143
Sale               10,900         6.6127

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 4960 | 6.33 |
| CFD | Short | 5486 | 6.3615 |
| CFD | Long | 12803 | 6.3347 |
| CFD | Long | 27165 | 6.4143 |
| CFD | Long | 8758 | 6.4331 |
| CFD | Long | 3540 | 6.4887 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)   Other dealings (including new securities) (Note 4)


| Nature of transaction Details (Note 8) | Price per unit (if applicable) |
|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                            28 February 2007
Contact name                                  BARCLAYS COMPLIANCE
Telephone number                              020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Close



| Company | Resolution PLC |
| --- | --- |
| TIDM | RSL |
| Headline | Total Voting Rights |
| Released | 14:00 28-Feb-07 |
| Number | 0155S |

# **Resolution**

## VOTING RIGHTS AND SHARE CAPITAL

In conformity with the Disclosure and Transparency Rule 5.6.1, Resolution plc ("the Company") notifies the market that, following the issue of 6,698 ordinary shares of 5p each ("shares") on 12 February 2007, the Company's issued share capital as at 28 February 2007 consists of 685,171,028 ordinary shares of 5p each with voting rights. No shares are held in treasury.

The above figure of 685,171,028 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Resolution plc under the FSA's Disclosure and Transparency Rules.

END

Close



| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Holding(s) in Company |
| **Released** | 14:05 28-Feb-07 |
| **Number** | 0240S |



# TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Resolution Plc | |
|---|---|---|
| **2. Reason for the notification** (please tick the appropriate box or boxes) | | |
| An acquisition or disposal of voting rights | | X |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify):_____ | | |
| **3. Full name of person(s) subject to the notification obligation:** | Lloyds TSB Group plc | |
| **4. Full name of shareholder(s)** (if different from 3.): | | |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 26 February 2007 | |
| **6. Date on which issuer notified:** | 27 February 2007 | |
| **7. Threshold(s) that is/are crossed or reached:** | Reached 5% | |
| **8. Notified details:** | | |

## A: Voting rights attached to shares

| Class/type of shares<br><br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| ORD GBP 0.05<br><br>0434256 | 33,852,427 | 33,852,427 | 34,112,937 | 34,112,937 | 325,807 | 4.978 | 0.048 |

## B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 34,438,744 | 5.026 |

---

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

| |
|---|
| |

---

**Proxy Voting:**

| | |
|---|---|
| | |

| | |
|---|---|
| **10. Name of the proxy holder:** | |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |

| | |
|---|---|
| **13. Additional information:** | |
| **14. Contact name:** | Philip Mason |
| **15. Contact telephone number:** | 01444 418127 |

**ANNEX** NOTIFICATION OF MAJOR INTERESTS IN SHARES

**A: Identity of the person or legal entity subject to the notification obligation**

| | |
|---|---|
| **Full name** (including legal form for legal entities) | Lloyds TSB Group plc |
| **Contact address** (registered office for legal entities) | Henry Duncan House<br>120 George Street<br>Edinburgh<br>EH2 4LH |
| **Phone number** | 0131 225 4555 |
| **Other useful information** (at least legal representative for legal persons) | |

**B:      Identity of the notifier, if applicable**

| | |
|---|---|
| **Full name** | Lloyds TSB Central Disclosure Unit |
| **Contact address** | 2<sup>nd</sup> Floor<br>31/33 Perrymount Road<br>Haywards Heath<br>West Sussex<br>RH16 3SP |
| | |

| Phone number | 01444 418127 |
|---|---|
| **Other useful information** (e.g. functional relationship with the person or legal entity subject to the notification obligation) | |

| **C:**     **Additional information** |
|---|
| |

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 14:53 28-Feb-07 |
| **Number** | 0495S |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person              State Street
    Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing             27/02/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | 16904358 | 2.46774 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16970077 | 2.47733 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 3752 | 6.32 |
| SELL | 947 | 6.32 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date              28/02/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 09:26 01-Mar-07 |
| **Number** | 1109S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 28 February 2007 |

### 2. DEALINGS (Note 2)

#### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 622,048 | GBP 6.4500 | GBP 6.1974 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 667,629 | GBP 6.4350 | GBP 6.1450 |

#### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 45,581 | GBP 6.3074 |

#### (c) Options transactions in respect of existing securities

#### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 01 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  *www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:47 01-Mar-07 |
| **Number** | 1194S |

## Late Disclosure

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | **Goldman Sachs International** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **27 February 2007** |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 58000 | 6.3941 GBP | 6.328 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 350495 | 6.4728 GBP | 6.2915 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 25000 | 6.4303 GBP |
| CFD | Long | 25000 | 6.4303 GBP |
| CFD | Long | 52000 | 6.3849 GBP |
| CFD | Long | 19000 | 6.3849 GBP |
| CFD | Long | 50000 | 6.398 GBP |
| CFD | Long | 10000 | 6.3981 GBP |
| CFD | Short | 50000 | 6.3941 GBP |
| CFD | Long | 160300 | 6.2915 GBP |

### (c)    Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ı |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 1 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

Close

| Company | GoldmanSachs International |
| --- | --- |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:03 01-Mar-07 |
| **Number** | 1307S |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.  KEY INFORMATION

| Name of exempt principal trader | **Goldman Sachs International** |
| --- | --- |
| **Company dealt in** | **RESOLUTION PLC** |
| **Class of relevant security to which the dealings being disclosed relate (Note 1)** | **Ordinary Shares** |
| **Date of dealing** | **28 February 2007** |

## 2.  DEALINGS (Note 2)

### (a)  Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
| --- | --- | --- |
| 146566 | 6.3351 GBP | 6.153 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
| --- | --- | --- |
| 380324 | 6.3759 GBP | 6.1907 GBP |

### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
| --- | --- | --- | --- |
| CFD | Long | 21666 | 6.153 GBP |
| CFD | Long | 6602 | 6.153 GBP |
| CFD | Long | 2724 | 6.153 GBP |
| CFD | Long | 25000 | 6.3736 GBP |
| CFD | Long | 70320 | 6.3526 GBP |
| CFD | Long | 110000 | 6.1907 GBP |
| CFD | Long | 2530 | 6.3838 GBP |
| CFD | Long | 37240 | 6.3838 GBP |
| CFD | Long | 1050 | 6.3838 GBP |
| CFD | Long | 23030 | 6.3838 GBP |
| CFD | Long | 6150 | 6.3838 GBP |
| CFD | Long | 15960 | 6.3838 GBP |

| | | | |
|---|---|---|---|
| CFD | Long | 9870 | 6.3838 GBP |
| CFD | Long | 3720 | 6.3838 GBP |
| CFD | Long | 450 | 6.3838 GBP |
| CFD | Short | 32900 | 6.1969 GBP |
| CFD | Short | 53200 | 6.1969 GBP |
| CFD | Short | 12400 | 6.1969 GBP |
| CFD | Short | 1500 | 6.1969 GBP |
| CFD | Short | 50000 | 6.3351 GBP |
| CFD | Short | 20320 | 6.2811 GBP |

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 01 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
     *www.thetakeoverpanel.org.uk*

END

| Company | F&C Asset Management PLC |
| --- | --- |
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:09 01-Mar-07 |
| Number | 1290S |

RNS Number:1290S
F&C Asset Management PLC
01 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing   (Note 1)      F&C Asset Management plc

Company dealt in                       Resolution Plc

Class of relevant security             GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                        28/02/07

2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 26,239,924 | (3.83%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,239,924 | (3.83%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details


3.      DEALINGS (Note 4)

(a)      Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 26,217 | GBP 6.302961 |


(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)      Options transactions in respect of existing securities
(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)      Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                    01/03/07

Contact name                          Richard Morrison, F&C Asset Management plc

Telephone number                      0131 718 1055

If a connected EFM, name of
offeree/offeror with which connected  -

If a connected EFM, state nature of   -
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


              This information is provided by RNS
    The company news service from the London Stock Exchange

END


Close

| Company | Newton Investment Management Ltd |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution plc) |
| **Released** | 12:17 01-Mar-07 |
| **Number** | 1326S |

```
RNS Number:1326S
Newton Investment Management Ltd
01 March 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 28th February 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,332,564 | 2.38 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,332,564 | 2.38 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 474,934 | 6.3 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

..........................................................................

..........................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| Date of disclosure | 1st March 2007 |
|---|---|

| Contact name | Barry Smalls |
|---|---|
| Telephone number | 0207 163 2251 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Resolution plc – Rule 12g3-2(b) Exemption Request
# APPENDIX A5: OTHER PUBLIC DISCLOSURES
# Volume 11

# Resolution plc – Rule 12g3-2(b) Exemption Request
# APPENDIX A5: OTHER PUBLIC DICLOSURES
# Volume 11


| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:26 01-Mar-07 |
| **Number** | 2173 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 28 February 2007 |



2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,005,582 | 3.21% | 151,642 | 0.02% |
| (2) Derivatives (other than options) | 357,972 | 0.05% | 471,323 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,363,554 | 3.26% | 622,965 | 0.09% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 914 | 6.2514 |
| Purchase | 900 | 6.2909 |
| Purchase | 12,092 | 6.3171 |
| Purchase | 1,355 | 6.2800 |
| Purchase | 44,000 | 6.2824 |
| Purchase | 3,000 | 6.3013 |
| Purchase | 274 | 6.2800 |
| Purchase | 16,533 | 6.2813 |
| Purchase | 3,603 | 6.3063 |
| Purchase | 7,685 | 6.2994 |
| Purchase | 76,988 | 6.3548 |
| Purchase | 2,000 | 6.2913 |
| Purchase | 10,244 | 6.2766 |
| Purchase | 3,195 | 6.3122 |
| Purchase | 278 | 6.2800 |
| Sale | 274 | 6.2800 |
| Sale | 7,126 | 6.3625 |
| Sale | 865 | 6.2887 |
| Sale | 900 | 6.3342 |
| Sale | 7,809 | 6.2800 |
| Sale | 42,26 | 6.3291 |
| Sale | 7,909 | 6.1974 |
| Sale | 8,844 | 6.2514 |
| Sale | 22,970 | 6.3174 |
| Sale | 25,700 | 6.3612 |
| Sale | 278 | 6.2800 |
| Sale | 24,441 | 6.3610 |
| Sale | 149 | 6.2800 |
| Sale | 22,099 | 6.3137 |
| Sale | 661 | 6.3113 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 914 | 6.2513 |
| CFD | Short | 10244 | 6.2766 |
| CFD | Short | 16533 | 6.2812 |
| CFD | Short | 44000 | 6.2824 |
| CFD | Short | 900 | 6.2909 |
| CFD | Shor | 2000 | 6.2912 |
| CFD | Short | 7685 | 6.2994 |
| CFD | Short | 3000 | 6.3012 |

| CFD | Short | 3603 | 6.3062 |
|-----|-------|------|--------|
| CFD | Short | 3195 | 6.3122 |
| CFD | Short | 12092 | 6.317 |
| CFD | Short | 19867 | 6.3196 |
| CFD | Long | 8844 | 6.2513 |
| CFD | Long | 865 | 6.2887 |
| CFD | Long | 22099 | 6.3137 |
| CFD | Long | 22970 | 6.3174 |
| CFD | Long | 42263 | 6.329 |
| CFD | Long | 900 | 6.3342 |
| CFD | Long | 25700 | 6.3611 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                        NO

| | |
|---|---|
| Date of disclosure | 01 March 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of | |

offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[♣ Free annual report] 〔◪〕 🖨

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 12:55 01-Mar-07 |
| **Number** | 1375S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

Name of person dealing  (Note 1)           **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in                           **RESOLUTION PLC**

Class of relevant security to which the    **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing                            **27 FEBRUARY 2007**

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 38,873,227 | 5.674% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,873,227 | 5.674% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                Details

### 3.    DEALINGS (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 9,784 | GBP6.330000 |
| PURCHASE | 711 | GBP6.340000 |
| SALE | 1,594 | GBP6.330000 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

**Date of disclosure**                              01 MARCH 2007

| Contact name | DIANE THIRKETTLE |
| Telephone number | 01603 687803 |

| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 12:57 01-Mar-07 |
| **Number** | 1376S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

Name of person dealing  (Note 1)      **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in      **RESOLUTION PLC**

Class of relevant security to which the      **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing      **28 FEBRUARY 2007**

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number(%) | |
|---|---|---|---|---|
| (1) Relevant securities | 38,826,289 | 5.667% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,826,289 | 5.667% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) | |
|---|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                Details

3.    **DEALINGS** (Note 4)

## (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 46,938 | GBP6.230000 |

## (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c)  Options transactions in respect of existing securities
## (i)  Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

............................................................

............................................................

**Is a Supplemental Form 8 attached? (Note 9)**            **NO**

| Date of disclosure | 01 MARCH 2007 |
|---|---|
| Contact name | DIANE THIRKETTLE |

| | |
|---|---|
| Telephone number | 01603 687803 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

[Close]

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 01/03/2007

| Company | Lansdowne Partners Limited |
|---|---|
| **TIDM** | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 13:59 01-Mar-07 |
| Number | 1418S |

RNS Number:1418S
Lansdowne Partners Limited
01 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)         Lansdowne Partners Limited Partnership

Company dealt in                        Resolution Plc

Class of relevant security to which     Ordinary shares
the dealings being disclosed relate
(Note 2)

Date of dealing                         28 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 9,254,402 | (1.35%) | | |
| (2) Derivatives (other than options) | 8,357,170 | (1.22%) | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,611,572 | (2.57%) | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to
purchase/sell

Total


(c) Rights to subscribe (Note 3)

Class of relevant security:          Details


3. DEALINGS (Note 4)


(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 250,000 | £6.15 |


(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name,<br>e.g. call option | Number of<br>securities | Exercise price per unit<br>(Note 5) |
| --- | --- | --- |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction<br>(Note 8) | Details | Price per unit<br>(if applicable)<br>(Note 5) |
| --- | --- | --- |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

................................................................................

................................................................................

Is a Supplemental Form 8 attached? (Note 9)               NO

| | |
| --- | --- |
| Date of disclosure | 01 March 2007 |
| Contact name | Paul Fieldhouse |
| Telephone number | 020 7290 5500 |
| If a connected EFM, name of offeree /offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | BlackRock Group |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 14:56 01-Mar-07 |
| Number | 1484S |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 28th February 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 34,811,936 | 5.08% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,921,936 | 5.09% | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3. DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 300,000 | GBP 6.326667 |
| Sale | 2,854 | GBP 6.28 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None.................................................................................

.....................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 1st March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

If a connected EFM, name of offeree/offeror with which   N/A
connected
If a connected EFM, state nature of connection (Note 10)      N/A

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
<u>*www.thetakeoverpanel.org.uk*</u>
END

Close

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 15:41 01-Mar-07 |
| **Number** | 1582S |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 28/02/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16885568 | 2.46500 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16951287 | 2.47459 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 13330 | 6.28 |
| BUY | 12538 | 6.25 |
| BUY | 4504 | 6.28 |
| SELL | 22483 | 6.30 |
| SELL | 13349 | 6.28 |
| SELL | 13330 | 6.28 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|
|  |  |  |  |

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|
|  |  |  |  |  |

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|
|  |  |

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|
|  |  |  |

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|
|  |  |  |

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced.
If none, this should be stated.


Is a Supplemental Form 8 Attached? (Note 9)                                    NO

Disclosure Date              01/03/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 09:21 02-Mar-07 |
| Number | 2015S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 01 March 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 102,001 | GBP 6.3650 | GBP 6.0770 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 103,704 | GBP 6.3600 | GBP 6.0500 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 02 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END



| Company | HBOS PLC |
|---|---|
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:37 02-Mar-07 |
| Number | 2169S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.    **KEY INFORMATION**

| | |
|---|---|
| **Name of person dealing** (Note 1) | HBOS plc and its subsidiaries |
| **Company dealt in** | Resolution plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 5p |
| **Date of dealing** | 1 March 2007 |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,781,649 | (2.595%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,781,649 | (2.595%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 9,478 | £6.342 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................
N/A
..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

| Date of disclosure | 2 March 2007 |
|---|---|

Contact name

| | Kenny Melville |
|---|---|
| **Telephone number** | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Henderson Global Investors Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 11:54 02-Mar-07 |
| Number | 2208S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.  **KEY INFORMATION**

Name of person dealing  (Note 1)          **Henderson Global Investors Ltd**

Company dealt in          **Resolution**

Class of relevant security to which the     **ORD GBP 0.05**
dealings being disclosed relate (Note 2)
Date of dealing          **01/03/2007**

2.  **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 7,088,631 | 1.0346 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 7,088,631 | 1.0346 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)      **Rights to subscribe** (Note 3)

Class of relevant security:                    Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 59,936 | 6.355GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....................................................................

....................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                **NO**

| | |
|---|---|
| Date of disclosure | 02/03/2007 |
| Contact name | Gavin Dolding |

| Telephone number | 020 7818 5217 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* www.thetakeoverpanel.org.uk

## SUPPLEMENTAL FORM 8

### DETAILS OF OPEN POSITIONS
### (This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

## OPEN POSITIONS (Note 1)

| Product name,e.g. call option | Written or purchased | Number of securities to which the option or derivative relates | Exercise price (Note 2) | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|

*Notes*

*1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

*2. For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| Company | F&C Asset Management PLC |
|---|---|
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:56 02-Mar-07 |
| Number | 2166S |

```
 RNS Number:2166S
F&C Asset Management PLC
02 March 2007
```

Additional.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing  (Note 1)      F&C Asset Management plc

Company dealt in                      Resolution Plc

Class of relevant security            GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                       28/02/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,251,128 | (3.69%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,251,128 | (3.69%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)     Rights to subscribe (Note 3)

Class of relevant security:      Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 988,796 | GBP 6.302961 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)    Options transactions in respect of existing securities
(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                    02/03/07

Contact name                    Richard Morrison, F&C Asset Management plc

Telephone number                          0131 718 1055

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| Company | F&C Asset Management PLC |
| TIDM | FCAM |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:03 02-Mar-07 |
| Number | 2167S |

RNS Number:2167S
F&C Asset Management PLC
02 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)


1.      KEY INFORMATION

Name of person dealing   (Note 1)      F&C Asset Management plc

Company dealt in                       Resolution Plc

Class of relevant security             GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                        01/03/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,558,128 | (3.73%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,558,128 | (3.73%) | | |


(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)     Rights to subscribe (Note 3)

Class of relevant security:     Details


3.      DEALINGS (Note 4)

(a)     Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 307,000 | GBP 6.209504 |


(b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)     Options transactions in respect of existing securities
(i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)     Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which any
derivative referred to on this form is referenced.  If none, this should be
stated.

None

Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                    02/03/07

Contact name                          Richard Morrison, F&C Asset Management plc

Telephone number                      0131 718 1055

If a connected EFM, name of
offeree/offeror with which connected  -

If a connected EFM, state nature of   -
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

| Company | BlackRock Group |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:19 02-Mar-07 |
| Number | 2240S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 1st March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 34,806,638 | 5.08% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,916,638 | 5.09% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

### 3.    DEALINGS (Note 4)

**(a)      Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 5,000 | GBP 6.3395 |
| Sale | 10,298 | GBP 6.15 |

**(b)      Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

**(c)      Options transactions in respect of existing securities**
**(i)      Writing, selling, purchasing or varying**

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)      Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

**(d)      Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

**4.      OTHER INFORMATION**

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...............................................................................

........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                     **NO**

| | |
|---|---|
| **Date of disclosure** | 2nd March 2007 |
| **Contact name** | Thomas Hone |
| **Telephone number** | 020 7743 2098 |

If a connected EFM, name of offeree/offeror with which   N/A
connected

If a connected EFM, state nature of connection (Note 10)      N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| Company | Barclays PLC |
|---|---|
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 12:41 02-Mar-07 |
| **Number** | 2177 |

```
FORM 8.3

      DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
              (Rule 8.3 of the City Code on Takeovers and Mergers)


1.   KEY INFORMATION

Name of person dealing        BARCLAYS PLC
(Note 1)
Company dealt in              RESOLUTION PLC
Class of relevant security    ORD GBP0.05
to which the dealings being
disclosed relate (Note 2)
Date of dealing               01 March 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)
```

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,022,918 | 3.21% | 153,623 | 0.02% |
| (2) Derivatives (other than options) | 335,711 | 0.05% | 501,288 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,358,629 | 3.26% | 654,911 | 0.10% |

```
(b)  Interests and short positions in relevant securities of the company, other
     than the class dealt in (Note 3)
```

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities |  |  |  |  |
| (2) Derivatives (other than |  |  |  |  |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 434 | 6.1500 |
| Purchase | 14,764 | 6.1512 |
| Purchase | 11,987 | 6.1921 |
| Purchase | 2,000 | 6.1136 |
| Purchase | 6,880 | 6.1554 |
| Purchase | 10,571 | 6.1500 |
| Purchase | 217 | Transfer |
| Purchase | 2,771 | 6.2900 |
| Purchase | 447 | 6.2787 |
| Purchase | 751 | Transfer |
| Purchase | 14,335 | 6.2894 |
| Purchase | 37,357 | 6.1129 |
| Sale | 18,062 | 6.2647 |
| Sale | 11,007 | 6.2306 |
| Sale | 6,652 | 6.2813 |
| Sale | 3,603 | 6.3446 |
| Sale | 5,350 | 6.2813 |
| Sale | 13,403 | 6.2950 |
| Sale | 19,221 | 6.2618 |
| Sale | 7,880 | 6.1720 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 37357 | 6.1129 |
| CFD | Short | 2000 | 6.1135 |
| CFD | Short | 14764 | 6.1512 |
| CFD | Short | 6880 | 6.1553 |
| CFD | Short | 11987 | 6.192 |
| CFD | Short | 24676 | 6.2382 |
| CFD | Short | 14335 | 6.2893 |
| CFD | Long | 7880 | 6.172 |
| CFD | Long | 11007 | 6.2305 |
| CFD | Long | 19221 | 6.2618 |
| CFD | Long | 18062 | 6.2646 |
| CFD | Long | 3603 | 6.3446 |

(c)   Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION
None


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


| | |
|---|---|
| Date of disclosure | 02 March 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


[Close]

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | F&C Asset Management PLC |
| TIDM | FCAM |
| Headline | Rule 8.3-Resolution PLC-Amend |
| Released | 13:30 02-Mar-07 |
| Number | 2285S |

```
 RNS Number:2285S
F&C Asset Management PLC
02 March 2007
```

The Rule 8.3 - Resolution PLC announcement released today at 11.56 am
under RNS No 2166S has been amended.

Amendments are identified with an asterisk (*).

The full amended text is shown below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing  (Note 1)      F&C Asset Management plc

Company dealt in                      Resolution Plc

Class of relevant security            GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                       28/02/07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,251,128 | (3.69%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,251,128 | (3.69%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i...  05/03/2007

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)    Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | * 1,015,013 | GBP 6.302961 |

(b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which any
derivative referred to on this form is referenced.  If none, this should be
stated.

None

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                    02/03/07

Contact name                          Richard Morrison, F&C Asset Management plc

Telephone number                      0131 718 1055

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

[Close]

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 13:36 02-Mar-07 |
| **Number** | 2320S |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 01 March 2007 |

### 2.     DEALINGS (Note 2)

### (a)     Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 168698 | 6.3373 GBP | 6.1487 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 242827 | 6.33 GBP | 6.165 GBP |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 19800 | 6.1598 GBP |
| CFD | Long | 30200 | 6.1598 GBP |
| CFD | Long | 22140 | 6.28 GBP |
| CFD | Short | 57000 | 6.2396 GBP |
| CFD | Short | 19170 | 6.28 GBP |
| CFD | Short | 2970 | 6.28 GBP |

### (c)     Options transactions in respect of existing securities

### (i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ι |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other persο to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
| |

| Date of disclosure | 02 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

[Close]

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 13:38 02-Mar-07 |
| **Number** | 2329S |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person              State Street
   Dealing (Note 1)           Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
   to Which the Dealings
   Being Disclosed
   Relate (Note 2)
Date of Dealing             01/03/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16886721 | 2.46517 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16952440 | 2.47476 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 3072 | 6.28 |
| BUY | 3058 | 6.30 |
| SELL | 4977 | 6.15 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date              02/03/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
   Name of Offeree/Offeror
   With Which Connected
If Connected EFM             N/A
   State Nature of
   Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 13:41 02-Mar-07 |
| Number | 2334S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.  **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **01 March 2007** |

2.  **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 27,958,197 | 4.08 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,958,197 | 4.08 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)   **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 31,514 | GBP6.3325 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................

...............................................................

**Is a Supplemental Form 8 attached? (Note 9)**                **NO**

| | |
|---|---|
| Date of disclosure | **02 March 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:03 05-Mar-07 |
| **Number** | 3035S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 02 March 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 222,123 | GBP 6.1900 | GBP 6.1400 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 251,816 | GBP 6.2350 | GBP 6.1250 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 05 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  *www.thetakeoverpanel.org.uk*

END

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

| | |
|---|---|
| **Company** | Lansdowne Partners Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 10:58 05-Mar-07 |
| **Number** | 3068S |

RNS Number:3068S
Lansdowne Partners Limited
05 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | LANSDOWNE PARTNERS LIMITED PARTNERSHIP |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORDINARY SHARES |
| Date of dealing | 1 MARCH 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 9,254,402 | (1.35%) | | |
| (2) Derivatives (other than options) | 8,346,194 | (1.22%) | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,600,596 | (2.57%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| | | |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | SHORT | 10,976 | £6.15 |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

● Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................

...........................................................................

● 

| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | NO |
| Date of disclosure | 05 MARCH 2007 |
| Contact name | PAUL FIELDHOUSE |
| Telephone number | 020 7290 5500 |
| If a connected EFM, name of offeree /offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | GoldmanSachs International |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:44 05-Mar-07 |
| Number | 3171S |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 02 March 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 282050 | 6.1948 GBP | 6.1649 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 351234 | 6.1923 GBP | 6.1408 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 17000 | 6.1615 GBP |
| CFD | Long | 44680 | 6.1408 GBP |
| CFD | Long | 50000 | 6.1408 GBP |
| CFD | Long | 25000 | 6.1408 GBP |
| CFD | Long | 25000 | 6.1408 GBP |
| CFD | Short | 2000 | 6.1948 GBP |
| CFD | Long | 50000 | 6.1408 GBP |
| CFD | Long | 50000 | 6.1408 GBP |
| CFD | Long | 5320 | 6.1408 GBP |
| CFD | Long | 17000 | 6.1931 GBP |
| CFD | Short | 10000 | 6.1919 GBP |
| CFD | Long | 5000 | 6.1923 GBP |

| | | | |
|---|---|---|---|
| CFD | Long | 5000 | 6.1923 GBP |
| CFD | Long | 1000 | 6.1923 GBP |

**(c) Options transactions in respect of existing securities**

**(i) Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii) Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

● **Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| | |
|---|---|
| Date of disclosure | 05 March 2007 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:33 05-Mar-07 |
| Number | 3252S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 2nd March 2007 |

2.    **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

(a) **Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 34,906,621 | 5.09% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,016,621 | 5.11% | | |

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)    **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3.    **DEALINGS** (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 13,000 | GBP 6.16 |
| Purchase | 5,000 | GBP 6.20 |
| Purchase | 85,000 | GBP 6.195 |
| Sale | 3,017 | GBP 6.185 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

| | |
|---|---|
| **Date of disclosure** | 5<sup>th</sup> March 2007 |
| **Contact name** | Thomas Hone |
| **Telephone number** | 020 7743 2098 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| Company | Barclays PLC |
| --- | --- |
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:59 05-Mar-07 |
| Number | 2169 |

```
FORM 8.3
```

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 02 March 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 22,099,383 | 3.23% | 240,975 | 0.04% |
| (2) Derivatives (other than options) | 355,594 | 0.05% | 515,866 | 0.08% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,454,977 | 3.28% | 756,841 | 0.11% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 13,937 | 6.1767 |
| Purchase | 105 | 6.1300 |
| Purchase | 4,142 | 6.1300 |
| Purchase | 1,578 | 6.1262 |
| Purchase | 5,734 | 6.2800 |
| Purchase | 200,712 | 6.1886 |
| Purchase | 5,077 | 6.1650 |
| Purchase | 9,369 | 6.2800 |
| Purchase | 15,654 | 6.1443 |
| Purchase | 8,724 | 6.1312 |
| Sale | 11,937 | 6.1840 |
| Sale | 1,800 | 6.1891 |
| Sale | 20,209 | 6.1859 |
| Sale | 9,369 | 6.2800 |
| Sale | 5,417 | 6.1300 |
| Sale | 1,578 | 6.1985 |
| Sale | 35,822 | 6.1864 |
| Sale | 10,000 | 6.1892 |
| Sale | 92,435 | 6.1500 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 1578 | 6.1262 |
| CFD | Short | 8724 | 6.1312 |
| CFD | Short | 15654 | 6.1442 |
| CFD | Short | 5077 | 6.165 |
| CFD | Short | 31071 | 6.1689 |
| CFD | Short | 13937 | 6.1766 |
| CFD | Long | 11937 | 6.1839 |
| CFD | Long | 20209 | 6.1858 |
| CFD | Long | 35822 | 6.1863 |
| CFD | Long | 1800 | 6.189 |
| CFD | Long | 10000 | 6.1892 |
| CFD | Long | 1578 | 6.1985 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.   OTHER INFORMATION
None


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                           NO


Date of disclosure                        05 March 2007
Contact name                              BARCLAYS COMPLIANCE
Telephone number                          020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


[Close]

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- RESOLUTION PLC |
| **Released** | 13:00 05-Mar-07 |
| **Number** | 3299S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

Name of person dealing (Note 1)      **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in      **RESOLUTION PLC**

Class of relevant security to which the      **ORD GBP0.05**
dealings being disclosed relate (Note 2)

Date of dealing      **02 MARCH 2007**

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 38,756,743 | 5.657% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,756,743 | 5.657% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0. | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:        Details

### 3. DEALINGS (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 658 | GBP6.152508 |
| SALE | 68,888 | GBP6.182500 |

**(b)     Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)     Options transactions in respect of existing securities**
**(i)      Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)     Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

**4.     OTHER INFORMATION**

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...................................................................

...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                        **NO**

| Date of disclosure | 05 MARCH 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| | |
|---|---|
| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

[Close]

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:08 06-Mar-07 |
| **Number** | 3954S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.   KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 05 March 2007 |

## 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 273,125 | GBP 6.1850 | GBP 6.0250 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 233,518 | GBP 6.1700 | GBP 6.0250 |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 9,558 | GBP 6.1223 |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii)     **Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers< to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 06 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
    *www.thetakeoverpanel.org.uk*

END

| Company | Newton Investment Management Ltd |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution) |
| **Released** | 11:40 06-Mar-07 |
| **Number** | 4053S |

RNS Number:4053S
Newton Investment Management Ltd
06 March 2007


FORM 8.3


DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 5th March 2007 |


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,329,564 | 2.38 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,329,564 | 2.38 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |


(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 3,000 | 6.07 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                                  6thMarch 2007

Contact name                                                        Barry Smalls
Telephone number                                                    0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
            The company news service from the London Stock Exchange

END

[Close]

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:40 06-Mar-07 |
| **Number** | 4050S |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 05 March 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 9980 | 6.1527 GBP | 6.0099 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 127322 | 6.1889 GBP | 6.0488 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 116300 | 6.0488 GBP |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers<br>to the voting rights of any relevant securities under any option referred to on this form or relating to the voting<br>future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere<br>none, this should be stated. |
|---|
|  |

| Date of disclosure | 06 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
    *www.thetakeoverpanel.org.uk*

END

Close

| Company | Aviva PLC |
| --- | --- |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:48 06-Mar-07 |
| Number | 4060S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **05 MARCH 2007** |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number(%) | |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 38,721,657 | 5.651% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,721,657 | 5.651% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)  **Rights to subscribe** (Note 3)

Class of relevant security:                Details

### 3.  DEALINGS (Note 4)

**(a)      Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 1,704 | GBP6.060000 |

**(b)      Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)      Options transactions in respect of existing securities**
**(i)      Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)      Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)      Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

**4.      OTHER INFORMATION**

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

..............................................................................

..............................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                    **NO**

| | |
|---|---|
| Date of disclosure | 06 MARCH 2007 |
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

[Close]

| Company | BlackRock Group |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:00 06-Mar-07 |
| Number | 4078S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 5th March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) **Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 34,906,628 | 5.09% | | |
| (2) Derivatives (other than options) | 115,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,021,628 | 5.11% | | |

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

### 3. DEALINGS (Note 4)

## (a)     Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 4,209 | GBP 6.0384 |
| Sale | 4,202 | GBP 6.0119 |

## (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 5,000 | GBP 6.034 |

## (c)     Options transactions in respect of existing securities
## (i)      Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d)     Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.      OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None...................................................................................

.............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| **Date of disclosure** | 6th March 2007 |
| **Contact name** | Thomas Hone |
| **Telephone number** | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which**   N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)**   N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | Cheyne Capital Management (UK) LLP |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc. |
| **Released** | 14:06 06-Mar-07 |
| **Number** | 4206S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | Cheyne Capital Management (UK) LLP |
| Company dealt in | Resolution Plc. |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ords |
| Date of dealing | 5$^{th}$ March 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0 | 0 | 0 |
| (2) Derivatives (other than options) | 6,884,164 | 1% | 0 | 0 |
| (3) Options and agreements to purchase/sell | 0 | 0 | 0 | 0 |
| Total | 6,884,164 | 1% | 0 | 0 |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0 | 0 | 0 |
| (2) Derivatives (other than options) | 0 | 0 | 0 | 0 |
| (3) Options and agreements to purchase/sell | 0 | 0 | 0 | 0 |
| Total | 0 | 0 | 0 | 0 |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.    DEALINGS (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|

**(b)     Derivatives transactions (other than options)**

| Product name, CFD | Long/short | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 275,000 | 604.93 |
| CFD | Long | 275,000 | 604.9293 |

**(c)     Options transactions in respect of existing securities**
**(i)     Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)     Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

......................................................................

......................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| Date of disclosure | 6th March 2007 |
|---|---|

Contact name

|                                      | Kiran Bassi      |
|--------------------------------------|------------------|
| **Telephone number**                 | 020 7968 7324    |
| **If a connected EFM, name of offeree/offeror with which connected** | n/a |
| **If a connected EFM, state nature of connection (Note 10)** | n/a |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 14:34 06-Mar-07 |
| **Number** | 4279S |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person             State Street
    Dealing (Note 1)           Global Advisors & Affiliates
Company Dealt In           Resolution PLC
Class of Relevant Security Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing            05/03/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 19,578 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16896558 | 2.46660 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16962277 | 2.47619 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase /<br>Sale | Number of<br>Securities | Price<br>per Unit |
|---|---|---|
| BUY | 9837 | 6.16 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short<br>(Note 6) | No./Securites<br>(Note 7) | Price/Unit<br>(Note 5) |
|---|---|---|---|
| | | | |

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name<br>(eg call option) | Write,Sell<br>Purchasing,<br>Varying etc. | No/Securities<br>Which the<br>Optn Relates<br>Relates-Note7 | Exercise<br>Price | Type<br>(e.g. USA,<br>European etc) |
|---|---|---|---|---|
| | | | | |

| Expiry Date | Option Money<br>Paid/Received<br>per Unit<br>(Note 5) |
|---|---|
| | |

    (ii) Exercising

| Product Name<br>(eg call option) | Number of<br>Securities | Exercise<br>Price per<br>Unit (Note 5) |
|---|---|---|
| | | |

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction<br>(Note 8) | Details | Price / Unit<br>if applicable<br>(Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                              NO

Disclosure Date             06/03/2007
Contact Name                Harshil Naik
Telephone Number            020 7698 6213
If Connected EFM            N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM            N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

[ Close ]

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 14:40 06-Mar-07 |
| **Number** | 2268 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 05 March 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant▪ security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,958,846 | 3.20% | 424,261 | 0.06% |
| (2) Derivatives (other than options) | 387,514 | 0.06% | 457,182 | 0.07% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,346,360 | 3.26% | 881,443 | 0.13% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)  Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)  Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase/Sale | Number of Securities | Price per unit (GBP) |
| Purchase | 12,391 | 6.1300 |
| Purchase | 549 | 6.0600 |
| Purchase | 19,000 | 6.1300 |
| Purchase | 2,533 | 6.0062 |
| Purchase | 2,084 | 6.1550 |
| Purchase | 42,000 | 6.1461 |
| Purchase | 5,245 | 6.1695 |
| Purchase | 15,273 | 6.1500 |
| Sale | 10,068 | 6.0470 |
| Sale | 18,321 | 6.1538 |
| Sale | 15,273 | 6.1500 |
| Sale | 2,145 | 6.0900 |
| Sale | 37,937 | 6.1590 |
| Sale | 47,801 | 6.1421 |
| Sale | 55,372 | 6.0517 |
| Sale | 553 | 6.1550 |
| Sale | 2,142 | 6.0872 |
| Sale | 50,000 | 6.1168 |

(b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 2533 | 6.0062 |
| CFD | Short | 48567 | 6.0869 |
| CFD | Short | 42000 | 6.1461 |
| CFD | Long | 10068 | 6.047 |
| CFD | Long | 55372 | 6.0516 |
| CFD | Long | 2142 | 6.0872 |
| CFD | Long | 50000 | 6.1168 |
| CFD | Long | 47801 | 6.142 |
| CFD | Long | 18321 | 6.1537 |

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

| Product name, e.g. call | Writing, selling, | Number of securities to | Exercise price | Type, e.g. American, | Ex da |
|---|---|---|---|---|---|

| option | purchasing, varying etc. | which the option relates (GBP) | European etc. |
|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | 06 March 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[ Close ]


| Company | HBOS PLC |
| --- | --- |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 15:24 06-Mar-07 |
| Number | 4373S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 5 March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,767,846 | (2.593%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,767,846 | (2.593%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3.    DEALINGS (Note 4)

### (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer out | 12,391 | N/A |
| Sale | 1,412 | £6.057 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c)    Options transactions in respect of existing securities
### (i)    Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

................................................................
N/A
................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | 6 March 2007 |
|---|---|

Contact name

Kenny Melville

**Telephone number**   0131 243 8671

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Directorate Change |
| **Released** | 07:00 07-Mar-07 |
| **Number** | 4572S |

**This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa**

## RESOLUTION PLC - Directorate Change

7 March 2007

## MANAGEMENT CHANGE AT RESOLUTION

Following strong performance in 2006, Resolution plc ("Resolution") and Paul Thompson have jointly agreed that Paul will today step down as Group Chief Executive and will leave the Group with immediate effect.

Mike Biggs, who joined Resolution Life Group as Chief Financial Officer in 2004, will become Group Chief Executive. Prior to joining Resolution, Mike, one of the most experienced executives in the insurance sector, held a number of roles at Norwich Union and Aviva plc over 12 years, including Group Finance Director and Group Executive Director responsible for Aviva's UK general insurance business.

Jim Newman replaces Mike as Group Finance Director and is appointed to the Board. Jim, who is currently Group Financial Controller, joined Resolution from Aviva plc in 2005, where he was Finance Director of Aviva's UK life business.

Today's announced series of changes are to prepare the company for the next stage of its development.

Clive Cowdery (Chairman) said,

"The Board is delighted with the appointments of Mike and Jim to their new roles, and would like to thank Paul Thompson for his significant contribution to the development of the Group since becoming Chief Executive of Britannic in 2003. Paul led the turn-around of Britannic which enabled our 2005 merger, and since then has led the executive team of Resolution with skill and energy, reinforcing our growth potential. During this time the Resolution Group acquired the Abbey National life businesses and joined the FTSE-100.

We wish Paul continued success in the future.

Resolution plans to continue, both organically and through M&A, the pace of growth it has achieved, augmenting a strong performance in 2006."

Paul Thompson said,

"The last four years have been an outstanding success for the business, and I am delighted to have played my part in this. Resolution is now one of the UK's largest life offices with a strong financial position and management team and is well positioned to continue building substantial further value for all stakeholders over the future. I wish everyone at Resolution continued success."

The Group's preliminary results will be announced on 3 April 2007 and will include an update on the continued strong progress regarding the successful integration of the Abbey life businesses in the fourth quarter of 2006.

Resolution confirms that it remains in various discussions, as per its announcement of 13 November 2006, regarding acquisitions, business combinations, or a possible offer for the Company. There can be no certainty that any of these discussions will result in a transaction, or an offer being made by, or for the Company.

Notes:

1. Paul Thompson receives his contractual benefits: These principally comprise £787,500 payment in lieu of notice on termination which is 1.5 times base salary (£525,000) payable in 2 instalments with the second subject to reduction for any alternative earnings obtained by Paul. In addition he will be a good leaver under the Company's annual bonus and executive share plans (under the terms of which awards vest subject to performance and time pro rated reduction). Full details of the arrangements will be set out in the accounts due to be published in May 2007.

2. It is confirmed that there are no details to be disclosed in relation to Jim Newman under paragraph 9.6.13 of the Listing Rules save that he is currently a director of Scottish Mutual Assurance Limited.

**Enquiries:**

**Analysts & investors**

**Resolution**
Steve Riley          +44 (0)20 7489 4884

**Media**

**Temple Bar Advisory**
Alex Child-Villiers      +44 (0)7795 425 580

**This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.**

**The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.**

END

Close

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**


| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:02 07-Mar-07 |
| **Number** | 4800S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

1.     KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 06 March 2007 |

2.     DEALINGS (Note 2)

(a)     Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 669,305 | GBP 6.2450 | GBP 6.1650 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 696,944 | GBP 6.2250 | GBP 6.1650 |

(b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optio paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

**(ii)      Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| | |
|---|---|
| Date of disclosure | 07 March 2007 |
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
     *www.thetakeoverpanel.org.uk*

END

| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure Amendment |
| Released | 10:05 07-Mar-07 |
| Number | 4805S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

Amendment

## 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 05 March 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 309,661 | GBP 6.1850 | GBP 6.0250 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note |
|---|---|---|
| 256,766 | GBP 6.1700 | GBP 6.0250 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 9,558 | GBP 6.1223 |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

> Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 07 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* 
*www.thetakeoverpanel.org.uk*

END

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure Amendment |
| **Released** | 10:06 07-Mar-07 |
| **Number** | 4807S |

# DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

**Amendment**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 01 March 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 106,901 | GBP 6.3650 | GBP 6.0770 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 103,704 | GBP 6.3600 | GBP 6.0500 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
| |

| Date of disclosure | 07 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  *www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:01 07-Mar-07 |
| **Number** | 4895S |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

| | |
|---|---|
| **Name of exempt principal trader** | **Goldman Sachs International** |
| **Company dealt in** | **RESOLUTION PLC** |
| **Class of relevant security to which the dealings being disclosed relate** (Note 1) | **Ordinary Shares** |
| **Date of dealing** | **06 March 2007** |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 39120 | 6.2177 GBP | 6.2066 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 24105 | 6.2635 GBP | 6.2078 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 6) |
|---|---|---|---|
| CFD | Short | 13989 | 6.2106 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid per unit |
|---|---|---|---|---|---|---|

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

> Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
> to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
> future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
> none, this should be stated.

| Date of disclosure | 07 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- RESOLUTION PLC |
| **Released** | 11:08 07-Mar-07 |
| **Number** | 4908S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **06 MARCH 2007** |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 38,726,757 | 5.652% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,726,757 | 5.652% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)  **Rights to subscribe** (Note 3)

Class of relevant security:                    Details

### 3.  DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 5,100 | GBP6.210000 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................................

...............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | 07 MARCH 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

| Company | Newton Investment Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- (Resolution plc) |
| Released | 11:49 07-Mar-07 |
| Number | 4987S |

RNS Number:4987S
Newton Investment Management Ltd
07 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 6th March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,357,946 | 2.39 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,357,946 | 2.39 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 5,000 | 6.2164 |
| Take On | 33,382 | |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

.................................................................................

.................................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                          7thMarch 2007

Contact name                                               Barry Smalls
Telephone number                                           0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
           The company news service from the London Stock Exchange

END

| Company | Barclays PLC |
| --- | --- |
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:20 07-Mar-07 |
| Number | 2179 |

FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 06 March 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,826,163 | 3.19% | 370,323 | 0.05% |
| (2) Derivatives (other than options) | 404,939 | 0.06% | 416,117 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,231,102 | 3.24% | 786,440 | 0.11% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:   Details


3.   DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/Sale | Number of Securities | Price per unit (GBP) |
| --- | --- | --- |
| Purchase | 8,651 | 6.2105 |
| Purchase | 3,749 | 6.2062 |
| Purchase | 2,834 | 6.2300 |
| Sale | 17,385 | 6.2288 |
| Sale | 28,594 | 6.2060 |
| Sale | 25,430 | 6.2015 |
| Sale | 47,398 | 6.2158 |
| Sale | 1,607 | 6.1962 |
| Sale | 24,970 | 6.2287 |
| Sale | 2,533 | 6.2014 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
| --- | --- | --- | --- |
| CFD | Short | 4659 | 6.2059 |
| CFD | Short | 3749 | 6.2062 |
| CFD | Short | 8651 | 6.2105 |
| CFD | Long | 1607 | 6.1961 |
| CFD | Long | 2533 | 6.2014 |
| CFD | Long | 25430 | 6.2015 |
| CFD | Long | 28594 | 6.2059 |
| CFD | Long | 17385 | 6.2287 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
| --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |


(d)   Other dealings (including new securities) (Note 4)

```
Nature of transaction Details              Price per unit
(Note 8)                                    (if applicable)
                                            (Note 5)
```

4.    OTHER INFORMATION
None


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.   If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


```
Date of disclosure                    07 March 2007
Contact name                          BARCLAYS COMPLIANCE
Telephone number                      020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)
```


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


Close

| | |
|---|---|
| **Company** | BlackRock Group |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 12:53 07-Mar-07 |
| **Number** | 5060S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing** (Note 1) | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | 5p Ordinary shares |
| **Date of dealing** | 6$^{th}$ March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 34,899,611 | 5.09% | | |
| (2) Derivatives (other than options) | 115,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,014,611 | 5.11% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 2,754 | GBP 6.20 |
| Sale | 4,263 | GBP 6.2077 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..........................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 7th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which** N/A
**connected**
**If a connected EFM, state nature of connection (Note 10)** N/A

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>
END

Close

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:04 07-Mar-07 |
| **Number** | PRNUK-0703 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)  Prudential Plc / M&G Investment Management
                                 Limited

Company dealt in                 Resolution Plc

Class of relevant security to    Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                  06 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 14,658,726 | 2.13% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 14,658,726 | 2.13% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:    Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 582 | 6.20250GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          07 March 2007

Contact name                               Emma Thompson

Telephone number                           020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

| Company | HBOS PLC |
| --- | --- |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:12 07-Mar-07 |
| Number | 5171S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.     **KEY INFORMATION**

| | |
| --- | --- |
| **Name of person dealing** (Note 1) | HBOS plc and its subsidiaries |
| **Company dealt in** | Resolution plc |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | Ordinary 5p |
| **Date of dealing** | 6 March 2007 |

2.     **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | 17,927,846 | (2.616%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,927,846 | (2.616%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 160,000 | £6.218 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....................................................................
N/A
....................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | 7 March 2007 |
| Contact name | |

Kenny Melville

**Telephone number**                  0131 243 8671

**If a connected EFM, name of offeree/offeror with
which connected**

**If a connected EFM, state nature of connection
(Note 10)**

*Notes*

*The   Notes   on   Form   8.3   can   be   viewed   on   the   Takeover   Panel's   website   at*
*www.thetakeoverpanel.org.uk*
END

Close

| Company | Henderson Global Investors Ltd |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 14:31 07-Mar-07 |
| Number | 5195S |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

| | |
| --- | --- |
| Name of person dealing (Note 1) | **Henderson Global Investors Ltd** |
| Company dealt in | **Resolution** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP 0.05** |
| Date of dealing | **06/03/2007** |

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 7,088,310 | 1.0345 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 7,088,310 | 1.0345 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3.  DEALINGS (Note 4)

### (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 321 | 6.205GBP |

### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c)  Options transactions in respect of existing securities
### (i)  Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

......................................................................

......................................................................

Is a Supplemental Form 8 attached? (Note 9)                NO

| | |
|---|---|
| Date of disclosure | 07/03/2007 |
| Contact name | Gavin Dolding |

| Telephone number | 020 7818 5217 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* _www.thetakeoverpanel.org.uk_

## SUPPLEMENTAL FORM 8

### DETAILS OF OPEN POSITIONS
**(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)**

## OPEN POSITIONS (Note 1)

| Product name,e.g. call option | Written or purchased | Number of securities to which the option or derivative relates | Exercise price (Note 2) | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|

*Notes*

*1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given.*
*Full details of any existing agreements to purchase or to sell should also be given on this form.*

*2. For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| Company | Threadneedle Asset Mangmt Hldgs Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 09:28 08-Mar-07 |
| Number | 5703S |

.FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | Threadneedle Asset Management Holdings Ltd |
| Company dealt in | Resolution pLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary |
| Date of dealing | 07/03/07 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | | Short | |
|---|---|---|---|---|---|
| | Number | (%) | | Number | (%) |
| (1) Relevant securities | 7,019,802 | 1.025 | | | |
| (2) Derivatives (other than options) | | | | | |
| (3) Options and agreements to purchase/sell | | | | | |
| Total | 7,019,802 | 1.025 | | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3.    DEALINGS (Note 4)

### (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 521,566 | GBP 6.4756 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit  (Note 5) |
|---|---|---|---|
| | | | |

### (c)    Options transactions in respect of existing securities
### (i)    Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

..............................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **YES/NO**

| Date of disclosure | 08/03/2007 |
|---|---|
| Contact name | Sharyn Sharp |

**Telephone number**                                     01793 363062

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

[Close]

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:08 08-Mar-07 |
| **Number** | 5742S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 07 March 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,154,052 | GBP 6.5300 | GBP 6.2950 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 1,144,229 | GBP 6.4900 | GBP 6.2800 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers<
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer<
none, this should be stated.

| Date of disclosure | 08 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END

| | |
|---|---|
| **Company** | BlackRock Group |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 10:43 08-Mar-07 |
| **Number** | 5769S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | 5p Ordinary shares |
| **Date of dealing** | 7th March 2007 |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| **(1) Relevant securities** | 34,899,207 | 5.09% | | |
| **(2) Derivatives (other than options)** | 115,000 | 0.01% | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | 35,014,207 | 5.11% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| **(1) Relevant securities** | | | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | | | | |

**(c)  Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3.  DEALINGS (Note 4)

**(a)     Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 404 | GBP 6.44 |

**(b)     Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

**(c)     Options transactions in respect of existing securities**
**(i)      Writing, selling, purchasing or varying**

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

**(d)     Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None..............................................................................

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 8th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

| If a connected EFM, name of offeree/offeror with which connected | N/A |
|---|---|
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

| Company | M&G Inv Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 11:15 08-Mar-07 |
| Number | PRNUK-0803 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1) Prudential Plc / M&G Investment Management Limited

Company dealt in                 Resolution Plc

Class of relevant security to    Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                  07 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 14,023,726 | 2.04% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 14,023,726 | 2.04% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| SALE | 635,000 | 6.47810GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |


(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          08 March 2007

Contact name                           Emma Thompson

Telephone number                       020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

Close

| Company | Henderson Global Investors Ltd |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 11:40 08-Mar-07 |
| Number | 5853S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | **Henderson Global Investors Ltd** |
| Company dealt in | **Resolution** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP 0.05** |
| Date of dealing | **07/03/2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 7,021,795 | 1.0248 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 7,021,795 | 1.0248 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe (Note 3)**

| Class of relevant security: | Details |
| --- | --- |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 66,515 | 6.485GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................

.............................................................

**Is a Supplemental Form 8 attached?** (Note 9)                     **NO**

| | |
|---|---|
| **Date of disclosure** | 08/03/2007 |
| **Contact name** | Gavin Dolding |

| Telephone number | 020 7818 5217 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

**SUPPLEMENTAL FORM 8**

## DETAILS OF OPEN POSITIONS
**(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)**

## OPEN POSITIONS (Note 1)

| Product name, e.g. call option | Written or purchased | Number of securities to which the option or derivative relates | Exercise price (Note 2) | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|
| | | | | | |

*Notes*

*1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

*2. For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:48 08-Mar-07 |
| **Number** | 5860S |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 07 March 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 693546 | 6.493 GBP | 6.3076 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 692595 | 6.4843 GBP | 6.409 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 25000 | 6.4077 GBP |
| CFD | Long | 68300 | 6.4288 GBP |
| CFD | Long | 55930 | 6.4288 GBP |
| CFD | Long | 21080 | 6.4288 GBP |
| CFD | Long | 2550 | 6.4288 GBP |
| CFD | Long | 16565 | 6.4288 GBP |
| CFD | Long | 18574 | 6.4288 GBP |
| CFD | Long | 9709 | 6.4288 GBP |
| CFD | Long | 346 | 6.4288 GBP |
| CFD | Long | 15000 | 6.4843 GBP |
| CFD | Long | 250000 | 6.4843 GBP |
| CFD | Short | 58743 | 6.3076 GBP |

| CFD | Short | 6357 | 6.3076 GBP |
|-----|-------|------|------------|
| CFD | Short | 6405 | 6.3076 GBP |
| CFD | Short | 35000 | 6.435 GBP |
| CFD | Short | 57500 | 6.5267 GBP |
| CFD | Short | 320000 | 6.4695 GBP |

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ι |
|---|---|---|---|---|---|---|

(ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|

3.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 08 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
     *www.thetakeoverpanel.org.uk*

END

| | |
|---|---|
| **Company** | Newton Investment Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution) |
| **Released** | 12:07 08-Mar-07 |
| **Number** | 5897S |

RNS Number:5897S
Newton Investment Management Ltd
08 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

Name of person dealing (Note 1)                     Newton Investment Management
                                                    Limited & its subsidiaries
Company dealt in                                    Resolution
Class of relevant security to which the             Ordinary GBP0.10
dealings being disclosed relate (Note 2)
Date of dealing                                     7th March 2007


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
    security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,457,946 | 2.40 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,457,946 | 2.40 | | |

(b) Interests and short positions in relevant securities of the company, other
    than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |


(c) Rights to subscribe (Note 3)

Class of relevant security:                                    Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 100,000 | 6.492306 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

.........................................................................

.........................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                          8thMarch 2007

Contact name                                               Barry Smalls
Telephone number                                           0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
           The company news service from the London Stock Exchange

END

| | |
|---|---|
| **Company** | Aviva PLC |
| **TIDM** | AV. |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 12:09 08-Mar-07 |
| **Number** | 5899S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **07 MARCH 2007** |

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 38,928,057 | 5.682% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,928,057 | 5.682% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)     **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.     DEALINGS (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 1,300 | GBP6.440000 |
| PURCHASE | 200,000 | GBP6.457400 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

.................................................................

.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                            NO

| Date of disclosure | 08 MARCH 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
|---|---|
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END

Close

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 13:02 08-Mar-07 |
| Number | 2204 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 07 March 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,690,954 | 3.17% | 467,774 | 0.07% |
| (2) Derivatives (other than options) | 456,611 | 0.07% | 359,774 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,147,565 | 3.23% | 827,548 | 0.12% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/Sale | Number of Securities | Price per unit (GBP) |
| --- | --- | --- |
| Purchase | 15,700 | 6.4491 |
| Purchase | 6,213 | 6.4400 |
| Purchase | 14,234 | 6.4256 |
| Purchase | 20,163 | 6.4413 |
| Sale | 3,695 | 6.4442 |
| Sale | 27,004 | 6.3279 |
| Sale | 81,740 | 6.4432 |
| Sale | 15,221 | 6.4400 |
| Sale | 13,473 | 6.4123 |
| Sale | 32,200 | 6.4247 |
| Sale | 2,000 | 6.5064 |
| Sale | 913 | 6.4400 |
| Sale | 15,273 | 6.4172 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
| --- | --- | --- | --- |
| CFD | Short | 14234 | 6.4256 |
| CFD | Short | 20163 | 6.4412 |
| CFD | Short | 15700 | 6.449 |
| CFD | Long | 27004 | 6.3278 |
| CFD | Long | 13473 | 6.4122 |
| CFD | Long | 32200 | 6.4246 |
| CFD | Long | 81740 | 6.4432 |
| CFD | Long | 3695 | 6.4441 |


(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
| --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d)   Other dealings (including new securities) (Note 4)


Nature of transaction Details                 Price per unit
(Note 8)                                      (if applicable)
                                              (Note 5)


4.    OTHER INFORMATION
None


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.   If none, this should be stated.


Is a Supplemental Form 8 attached?  (Note 9)                      NO


Date of disclosure                    08 March 2007
Contact name                          BARCLAYS COMPLIANCE
Telephone number                      020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[ Close ]

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 13:49 08-Mar-07 |
| **Number** | 6032S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing** (Note 1) | HBOS plc and its subsidiaries |
| **Company dealt in** | Resolution plc |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | Ordinary 5p |
| **Date of dealing** | 7 March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 17,926,342 | (2.616%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,926,342 | (2.616%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| Sale | 6,159 | £6.435 |
| Purchase | 6,500 | £6.435 |
| Sale | 1,846 | £6.420 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

.................................................................
N/A
.................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                          NO

Date of disclosure

8 March 2007

| | |
|---|---|
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

[Close]

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:08 09-Mar-07 |
| **Number** | 6601S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.   KEY INFORMATION

| | |
|---|---|
| **Name of exempt principal trader** | **Citigroup Global Markets UK Equity Limited** |
| **Company dealt in** | **Resolution plc** |
| **Class of relevant security to which the dealings being disclosed relate** (Note 1) | **Ord/Equity** |
| **Date of dealing** | **08 March 2007** |

## 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| **1,794,940** | **GBP 6.5210** | **GBP 6.4300** |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| **1,743,524** | **GBP 6.5500** | **GBP 6.4150** |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 6) |
|---|---|---|---|
| CFD | Short | 50,000 | GBP 6.4360 |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| | |
|---|---|
| Date of disclosure | 09 March 2007 |
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END




| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:04 09-Mar-07 |
| Number | 6656S |

### FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **08 MARCH 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long Number | (%) | Short Number(%) | |
|---|---|---|---|---|
| (1) Relevant securities | 39,035,826 | 5.697% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,035,826 | 5.697% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)     **Rights to subscribe** (Note 3)

Class of relevant security:               Details

### 3. DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 125,000 | GBP6.436805 |
| PURCHASE | 5,200 | GBP6.432627 |
| SALE | 5,231 | GBP6.486301 |
| SALE | 17,200 | GBP6.430000 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...............................................................................

...............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                                        09 MARCH 2007

| | |
|---|---|
| Contact name | NEIL WHITTAKER |
| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 11:25 09-Mar-07 |
| **Number** | PRNUK-0903 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)   Prudential Plc / M&G Investment Management Limited

Company dealt in                  Resolution Plc

Class of relevant security to     Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                   08 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 12,381,764 | 1.80% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 12,381,764 | 1.80% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 665,000 | 6.47380GBP |
| SALE | 976,962 | 6.52100GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 09 March 2007 |
| Contact name | Hatal Patel |
| Telephone number | 020 7548 3183 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:48 09-Mar-07 |
| **Number** | 6722S |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 08 March 2007 |

### 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 819170 | 6.565 GBP | 6.4863 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 275514 | 6.4927 GBP | 6.4927 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 6) |
|---|---|---|---|
| CFD | Long | 16335 | 6.4715 GBP |
| CFD | Long | 34626 | 6.4715 GBP |
| CFD | Long | 2691 | 6.4715 GBP |
| CFD | Long | 1154 | 6.4715 GBP |
| CFD | Long | 40000 | 6.5433 GBP |
| CFD | Long | 19170 | 6.4714 GBP |
| CFD | Long | 2970 | 6.4714 GBP |
| CFD | Long | 10000 | 6.5433 GBP |
| CFD | Long | 7500 | 6.5433 GBP |
| CFD | Long | 55374 | 6.4715 GBP |
| CFD | Long | 48695 | 6.4715 GBP |
| CFD | Long | 17139 | 6.4715 GBP |

| CFD | Long | 1846 | 6.4715 GBP |
| CFD | Short | 200000 | 6.4938 GBP |
| CFD | Short | 400000 | 6.4906 GBP |
| CFD | Short | 200000 | 6.4995 GBP |
| CFD | Short | 1156 | 6.5084 GBP |

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per u |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 09 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
    *www.thetakeoverpanel.org.uk*

END

[Close]

| Company | BlackRock Group |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:13 09-Mar-07 |
| Number | 6809S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| **Name of person dealing** (Note 1) | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | 5p Ordinary shares |
| **Date of dealing** | 8$^{th}$ March 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 35,377,207 | 5.16% | | |
| (2) Derivatives (other than options) | 115,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,492,207 | 5.18% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3.    DEALINGS (Note 4)

## (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 478,000 | GBP 6.523305 |

## (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)    Options transactions in respect of existing securities
## (i)    Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..............................................................................

..........................................................................

**Is a Supplemental Form 8 attached? (Note 9)**          **NO**

| Date of disclosure | 9th March 2007 |
|---|---|
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which** N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)** N/A

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| Company | F&C Asset Management PLC |
|---|---|
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:14 09-Mar-07 |
| **Number** | 6700S |

RNS Number:6700S
F&C Asset Management PLC
09 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing  (Note 1)     F&C Asset Management plc

Company dealt in                     Resolution Plc

Class of relevant security           GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                      08/03/07

2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,547,675 | (3.73%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,547,675 | (3.73%) | | |

(b)     Interests and short positions in relevant securities of the company,
        other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)      Rights to subscribe (Note 3)

Class of relevant security:      Details


3.      DEALINGS (Note 4)

(a)      Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 10,453 | GBP 6.5650 |


(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)      Options transactions in respect of existing securities
(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)      Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                09/03/07

Contact name                      Mike Bassi, F&C Asset Management plc

Telephone number                  0131 718 1093

If a connected EFM, name of
offeree/offeror with which connected  -

If a connected EFM, state nature of  -
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

                                                                    [Close]

| Company | Newton Investment Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- (Resolution ) |
| Released | 12:17 09-Mar-07 |
| Number | 6822S |

RNS Number:6822S
Newton Investment Management Ltd
09 March 2007


FORM 8.3


DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 8th March 2007 |


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
    security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,465,669 | 2.40 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,465,669 | 2.40 | | |

(b) Interests and short positions in relevant securities of the company, other
    than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |


(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 7,723 | 6.46 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    9thMarch 2007

Contact name                                          Barry Smalls
Telephone number                                      0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
            The company news service from the London Stock Exchange

END

| Company | Aberdeen Asset Management PLC |
|---|---|
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:30 09-Mar-07 |
| **Number** | 6836S |

```
 RNS Number:6836S
Aberdeen Asset Management PLC
09 March 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Aberdeen Asset Management PLC |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 08/03/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,043,588 | 3.66 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,043,588 | 3.66 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 29,862 | £6.478 |

**(b) Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c) Options transactions in respect of existing securities**
**(i) Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii) Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d) Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

................................................................

................................................................

Is a Supplemental Form 8 attached? (Note 9) YES/NO

| Date of disclosure | 09/03/2007 |
|---|---|
| Contact name | Robert Haggerty |
| Telephone number | 01224 425266 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

| Company | Barclays PLC |
| --- | --- |
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 13:51 09-Mar-07 |
| Number | 2177 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 08 March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,657,821 | 3.16% | 387,323 | 0.06% |
| (2) Derivatives (other than options) | 447,468 | 0.07% | 323,982 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 22,105,289 | 3.23% | 711,305 | 0.10% |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)                                                    ○

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/Sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 3,948 | Transfer |
| Purchase | 1,095 | 6.4400 |
| Purchase | 8,070 | 6.4225 |
| Purchase | 11,987 | 6.5500 |
| Purchase | 31,391 | 6.2300 |
| Sale | 3,980 | 6.4784 |
| Sale | 1,205 | 6.5187 |
| Sale | 7,617 | 6.4662 |
| Sale | 31,391 | 6.2300 |
| Sale | 4,168 | 6.5650 |
| Sale | 6 | 6.4850 |
| Sale | 23,629 | 6.4664 |
| Sale | 2,330 | 6.4881 |
| Sale | 1,000 | 6.5590 |
| Sale | 13,705 | 6.5637 |
| Sale | 593 | 6.4837 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 8070 | 6.4224 |
| CFD | Short | 5029 | 6.5014 |
| CFD | Short | 11987 | 6.55 |
| CFD | Long | 7617 | 6.4662 |
| CFD | Long | 23629 | 6.4663 |
| CFD | Long | 3980 | 6.4784 |
| CFD | Long | 593 | 6.4837 |
| CFD | Long | 6 | 6.485 |
| CFD | Long | 1205 | 6.5186 |
| CFD | Long | 1000 | 6.559 |
| CFD | Long | 13705 | 6.5636 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(11) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                         09 March 2007
Contact name                               BARCLAYS COMPLIANCE
Telephone number                           020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Close

| Company | Cheyne Capital Management (UK) LLP |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc. |
| Released | 14:23 09-Mar-07 |
| Number | 6930S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Cheyne Capital Management (UK) LLP |
| Company dealt in | Resolution Plc. |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary |
| Date of dealing | 8$^{th}$ March 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0 | 0 | 0 |
| (2) Derivatives (other than options) | 7,134,164 | 1.04 | 0 | 0 |
| (3) Options and agreements to purchase/sell | 0 | 0 | 0 | 0 |
| Total | 7,134,164 | 1.04 | 0 | 0 |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

### 3.    DEALINGS (Note 4)

**(a)      Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|

**(b)      Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 250,000 | 648.52 |

**(c)      Options transactions in respect of existing securities**
**(i)      Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)      Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)      Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................

...........................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                              **NO**

| Date of disclosure | 9th March 2007 |
|---|---|
| Contact name | Kiran Bassi |

**Telephone number**         020 7968 7324

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

[Close]

| Company | Centaurus Capital Limited |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution Group) |
| **Released** | 15:11 09-Mar-07 |
| **Number** | 6994S |

RNS Number:6994S
Centaurus Capital Limited
09 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 08.03.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 10,674,690 1.558% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 10,674,690 1.558% | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                    Details


3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale      Number of securities         Price per unit (Note 5)


(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) | |
|---|---|---|---|---|
| CFD | Long | | 671,877 | 653.55p |


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 09.03.2007 |
| Contact name | Paul Leary |
| Telephone number | 020 78523830 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

| Company | HBOS PLC |
| --- | --- |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 15:18 09-Mar-07 |
| Number | 7009S |

### FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
| --- | --- |
| **Name of person dealing** (Note 1) | HBOS plc and its subsidiaries |
| **Company dealt in** | Resolution plc |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | Ordinary 5p |
| **Date of dealing** | 8 March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,803,549 | (2.598%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,803,549 | (2.598%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 110,633 | £6.530 |
| Sale | 12,160 | £6.502 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................
N/A
..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

Date of disclosure                          9 March 2007

| | |
|---|---|
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 16:19 09-Mar-07 |
| **Number** | 7118S |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person             State Street
    Dealing (Note 1)          Global Advisors & Affiliates
Company Dealt In           Resolution PLC
Class of Relevant Security Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing            08/03/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 59,688 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16838731 | 2.45816 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16904450 | 2.46775 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 19578 | 5.58 |
| SELL | 19578 | 5.58 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                          NO

Disclosure Date              09/03/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM             N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

| | |
|---|---|
| **Company** | DresKleinwort. Grp Ld |
| **TIDM** | 97HF |
| **Headline** | Rule 8.3 - Resolution Plc |
| **Released** | 10:20 12-Mar-07 |
| **Number** | PRNUK-1203 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)   ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT

Company dealt in                  RESOLUTION PLC

Class of relevant security to     ORDINARY SHARES
which the dealings being
disclosed relate (Note 2)

Date of dealing                   9TH MARCH 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | 6,844,700 (0.999) | |

ORDINARY SHARES

| | | |
|---|---|---|
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| TOTAL | 6,844,700 (0.999) | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 4,200 | GBP 6.50 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)   NO

Date of disclosure                              12TH MARCH 2007

Contact name                                    IRINA DANIEL / JAMES WALL

Telephone number                                020 7475 5617 / 020 7 475 2194

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:00 12-Mar-07 |
| **Number** | 7529S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.   KEY INFORMATION

| | |
|---|---|
| **Name of exempt principal trader** | **Citigroup Global Markets UK Equity Limited** |
| **Company dealt in** | **Resolution plc** |
| **Class of relevant security to which the dealings being disclosed relate** (Note 1) | **Ord/Equity** |
| **Date of dealing** | **09 March 2007** |

## 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 996,524 | GBP 6.5950 | GBP 6.4900 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ? |
|---|---|---|
| 1,043,472 | GBP 6.6000 | GBP 6.4983 |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, | Writing, selling, | Number of | Exercise | Type, e.g. | Expiry | Optic |
|---|---|---|---|---|---|---|

| e.g. call option | purchasing, varying etc. | securities to which the option relates (Note 5) | price | American, European etc. | date | paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer none, this should be stated. |
|---|
|  |

| Date of disclosure | 12 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:17 12-Mar-07 |
| **Number** | 7550S |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| **Name of exempt principal trader** | **Goldman Sachs International** |
| **Company dealt in** | **RESOLUTION PLC** |
| **Class of relevant security to which the dealings being disclosed relate (Note 1)** | **Ordinary Shares** |
| **Date of dealing** | **09 March 2007** |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 995964 | 6.5857 GBP | 6.4925 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 196627 | 6.6006 GBP | 6.6006 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 25000 | 6.5019 GBP |
| CFD | Long | 691 | 6.597 GBP |
| CFD | Short | 740000 | 6.5823 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

| | | | | etc. | | |
|---|---|---|---|---|---|---|

### (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 12 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

[Close]

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 11:41 12-Mar-07 |
| **Number** | PRNUK-1203 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)    Prudential Plc / M&G Investment Management
                                   Limited

Company dealt in                   Resolution Plc

Class of relevant security to      Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                    09 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 11,631,764 | 1.69% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 11,631,764 | 1.69% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:    Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| SALE | 750,000 | 6.58670GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                              12 March 2007

| Contact name | Emma Thompson |
|---|---|
| Telephone number | 020 7548 2293 |

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:52 12-Mar-07 |
| Number | 7594S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 9 March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 17,643,549 | (2.575%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,643,549 | (2.575%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 160,000 | £6.500 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...................................................................
N/A
...................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| Date of disclosure | 12 March 2007 |
|---|---|

| Contact name | Kenny Melville |
|---|---|
| Telephone number | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END

Close

| Company | Barclays PLC |
| --- | --- |
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 12:32 12-Mar-07 |
| Number | 2170 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 09 March 2007 |

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,430,369 | 3.13% | 447,459 | 0.07% |
| (2) Derivatives (other than options) | 436,460 | 0.06% | 323,982 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,866,829 | 3.19% | 771,441 | 0.11% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:   Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/Sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Sale | 10,452 | 6.6000 |
| Sale | 200,712 | 6.5650 |
| Sale | 16,200 | 6.6000 |
| Sale | 88 | 6.6000 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 11008 | 6.579 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.   OTHER INFORMATION
None

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i...  13/03/2007

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                    12 March 2007
Contact name                          BARCLAYS COMPLIANCE
Telephone number                      020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[Close]

| Company | Henderson Global Investors Ltd |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 12:52 12-Mar-07 |
| Number | 7710S |

## FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing  (Note 1) | **Henderson Global Investors Ltd** |
| Company dealt in | **Resolution** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP 0.05** |
| Date of dealing | **09/03/2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

| | Long | | Short | |
| --- | --- | --- | --- | --- |
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | 7,222,507 | 1.05 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 7,222,507 | 1.05 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
| | **Number** | **(%)** | **Number** | **(%)** |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c)    Rights to subscribe (Note 3)

| Class of relevant security: | Details |
| --- | --- |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Buy | 200,712 | 6.564GBP |

### (b) Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)   Number of securities (Note 7)   Price per unit (Note 5)
CFD

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

Product name, e.g. call option        Number of securities        Exercise price per unit (Note 5)

### (d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)        Details        Price per unit (if applicable) (Note 5)

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

Date of disclosure                                    12/03/2007

Contact name                                          Pilar Seoanez

| | | |
|---|---|---|
| Telephone number | | 020 7818 6492 |
| If a connected EFM, name of offeree/offeror with which connected | | N/A |
| If a connected EFM, state nature of connection (Note 10) | | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

## SUPPLEMENTAL FORM 8

## DETAILS OF OPEN POSITIONS
**(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)**

## OPEN POSITIONS (Note 1)

| Product name,e.g. call option | Written or purchased | Number of securities to which the option or derivative relates | Exercise price (Note 2) | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|
| | | | | | |

*Notes*

*1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given.*
   *Full details of any existing agreements to purchase or to sell should also be given on this form.*

*2. For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

[Close]

| | |
|---|---|
| **Company** | Centaurus Capital Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution Group) |
| **Released** | 12:59 12-Mar-07 |
| **Number** | 7719S |

```
 RNS Number:7719S
Centaurus Capital Limited
12 March 2007
```

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 09.03.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 12,111,471 1.768% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 12,111,471 1.768% | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                           Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale     Number of securities        Price per unit (Note 5)

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 450,000 | 652.78p |
| CFD | Long | 986,781 | 657.36p |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise | Type, e.g. American, European etc. | Expiry | Option money |
|---|---|---|---|---|---|---|
| e.g. call option | | | price | | date | paid/ received per unit (Note 5) |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    12.03.2007

Contact name                                          Paul Leary

Telephone number                                      020 78523830

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

| Company | Cheyne Capital Management (UK) LLP |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc. |
| Released | 14:51 12-Mar-07 |
| Number | 7801S |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.     KEY INFORMATION

| | |
|---|---|
| **Name of person dealing** (Note 1) | Cheyne Capital Management (UK) LLP |
| **Company dealt in** | Resolution Plc. |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | Ordinary |
| **Date of dealing** | 9th March 2007 |

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0 | 0 | 0 |
| (2) Derivatives (other than options) | 7,167,164 | 1.05 | 0 | 0 |
| (3) Options and agreements to purchase/sell | 0 | 0 | 0 | 0 |
| Total | 7,167,164 | 1.05 | 0 | 0 |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

### 3.     DEALINGS (Note 4)

**(a)**      **Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| | | |

**(b)**      **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 33,000 | 648.86 |

**(c)**      **Options transactions in respect of existing securities**
**(i)**      **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

**(ii)**      **Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

**(d)**      **Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................

................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                      **NO**

| | |
|---|---|
| **Date of disclosure** | 12th March 2007 |
| **Contact name** | Kiran Bassi |

| Telephone number | 020 7968 7324 |
|---|---|

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

| | |
|---|---|
| **Company** | BlackRock Group |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 15:02 12-Mar-07 |
| **Number** | 7813S |

## FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| **Name of person dealing** (Note 1) | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | 5p Ordinary shares |
| **Date of dealing** | 9th March 2007 |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 35,444,055 | 5.17% | | |
| (2) Derivatives (other than options) | 110,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,554,055 | 5.18% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3.    DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 1,876 | GBP 6.5636 |
| Sale | 35,028 | GBP 6.4925 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Short | 15,000 | GBP 6.5501 |

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...........................................................................

...........................................................................

| Is a Supplemental Form 8 attached? (Note 9) | NO |
|---|---|

| Date of disclosure | 12th March 2007 |
|---|---|
| Contact name | Thomas Hone |

| | |
|---|---|
| **Telephone number** | 020 7743 2098 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*
END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:16 13-Mar-07 |
| **Number** | 8314S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1. KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 12 March 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 248,000 | GBP 6.5926 | GBP 6.5857 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 18,000 | GBP 6.6100 | GBP 6.5550 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | LONG | 230,000 | 6.5857 |

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 13 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
    *www.thetakeoverpanel.org.uk*

END



| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure - Amendment |
| **Released** | 10:31 13-Mar-07 |
| **Number** | 8335S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

AMENDMENT

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 12 March 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 248,000 | GBP 6.5926 | GBP 6.5857 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 18,000 | GBP 6.6100 | GBP 6.5550 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | SHORT | 230,000 | 6.5857 |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

## (ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 13 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
   *www.thetakeoverpanel.org.uk*

END

| Company | Newton Investment Management Ltd |
|---|---|
| TIDM | |
| Headline | Rule 8.3- (Resolution plc) |
| Released | 11:35 13-Mar-07 |
| Number | 8439S |

RNS Number:8439S
Newton Investment Management Ltd
13 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)                    Newton Investment Management
                                                   Limited & its subsidiaries
Company dealt in                                   Resolution
Class of relevant security to which the            Ordinary GBP0.10
dealings being disclosed relate (Note 2)
Date of dealing                                    12th March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant
      security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,493,420 | 2.41 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,493,420 | 2.41 | | |

(b)   Interests and short positions in relevant securities of the company, other
      than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                    Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 33,382 | 6.49 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None
.................................................................
.................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                        13thMarch
                                                          2007

Contact name                                             Barry Smalls
Telephone number                                         0207 163 2251
If a connected EFM, name of offeree/offeror with which
connected
If a connected EFM, state nature of connection (Note 10)
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | BlackRock Group |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 11:44 13-Mar-07 |
| **Number** | 8458S |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 12$^{th}$ March 2007 |

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 35,277,724 | 5.14% | | |
| (2) Derivatives (other than options) | 100,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,377,724 | 5.16% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

3. **DEALINGS** (Note 4)

## (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 56,486 | GBP 6.5425 |
| Sale | 9,845 | GBP 6.5771 |

## (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)  Options transactions in respect of existing securities
## (i)  Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None.....................................................................................

.....................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

Date of disclosure                    13th March 2007

Contact name                          Thomas Hone

| | |
|---|---|
| Telephone number | 020 7743 2098 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | GoldmanSachs International |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:54 13-Mar-07 |
| Number | 8474S |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

1.    **KEY INFORMATION**

| Name of exempt principal trader | **Goldman Sachs International** |
|---|---|
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **12 March 2007** |

2.    **DEALINGS** (Note 2)

**(a)    Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1320833 | 6.6184 GBP | 6.4345 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 66988 | 6.60 GBP | 6.5738 GBP |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 50000 | 6.5839 GBP |
| CFD | Long | 25000 | 6.5839 GBP |
| CFD | Short | 120000 | 6.6184 GBP |
| CFD | Long | 2107 | 6.6888 GBP |
| CFD | Short | 400000 | 6.4358 GBP |

**(c)    Options transactions in respect of existing securities**

**(i)    Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ( |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers‹ to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 13 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
*www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Aberdeen Asset Management PLC |
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 12:01 13-Mar-07 |
| **Number** | 8524S |

RNS Number:8524S
Aberdeen Asset Management PLC
13 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Aberdeen Asset Management PLC |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 12/03/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,025,588 | 3.65 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,025,588 | 3.65 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                        Details


3. DEALINGS (Note 4)


(a) Purchases and sales

Purchase/sale      Number of securities        Price per unit (Note 5)
Sale                              18,000                          £6.5926


(b) Derivatives transactions (other than options)

Product name, e.g. Long/short (Note Number of securities      Price per unit
CFD                6)                (Note 7)                   (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product    Writing,      Number of          Exercise Type, e.g. Expiry Option money
name,e.g.  selling,      securities to       price    American,  date   paid/received
call       purchasing,   which the option             European         per unit
option     varying etc.  relates (Note 7)             etc.             (Note 5)


(ii) Exercising

Product name, e.g. call       Number of           Exercise price per unit (Note
option                        securities          5)


(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)


4. OTHER INFORMATION


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which any
derivative referred to on this form is referenced. If none, this should be
stated.

..................................................................................

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure                                         13/03/2007

Contact name                                               Jenny Carney

Telephone number                                           01224 425267

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Centaurus Capital Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution Group) |
| **Released** | 12:06 13-Mar-07 |
| **Number** | 8529S |

RNS Number:8529S
Centaurus Capital Limited
13 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 12.03.2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 12,761,471 1.863% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 12,761,471 1.863% | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
                                                    Total


(c) Rights to subscribe (Note 3)

Class of relevant security:                                    Details


3. DEALINGS (Note 4)


(a) Purchases and sales

Purchase/sale     Number of securities          Price per unit (Note 5)


(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 600,000 | 656.21p |
| CFD | Long | 50,000 | 656.23p |


(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person ⁴ disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                      13.03.2007

Contact name                                            Paul Leary

Telephone number                                        020 78523830

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 14:06 13-Mar-07 |
| **Number** | 2223 |

FORM 8.3

```
        DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                  (Rule 8.3 of the City Code on Takeovers and Mergers)
```

1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 12 March 2007 |

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,312,878 | 3.11% | 498,026 | 0.07% |
| (2) Derivatives (other than options) | 489,442 | 0.07% | 315,450 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,802,320 | 3.18% | 813,476 | 0.12% |

(b)   Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total

(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details

3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/Sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 2,084 | Transfer |
| Purchase | 7,000 | 6.5867 |
| Purchase | 44,748 | 6.5748 |
| Purchase | 593 | 6.5275 |
| Purchase | 3,110 | 6.5551 |
| Purchase | 3,000 | 6.5963 |
| Purchase | 2,325 | 6.5235 |
| Purchase | 124 | 6.5450 |
| Purchase | 134 | Transfer |
| Purchase | 9,541 | 6.5444 |
| Sale | 27,504 | 6.5987 |
| Sale | 1,434 | 6.5637 |
| Sale | 28,107 | 6.5436 |
| Sale | 90,178 | 6.5615 |
| Sale | 42,927 | 6.5052 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 2325 | 6.5235 |
| CFD | Short | 593 | 6.5274 |
| CFD | Short | 9541 | 6.5444 |
| CFD | Short | 3110 | 6.5551 |
| CFD | Short | 30212 | 6.5592 |
| CFD | Short | 44748 | 6.5747 |
| CFD | Short | 7000 | 6.5867 |
| CFD | Short | 3000 | 6.5963 |
| CFD | Long | 42927 | 6.5051 |
| CFD | Long | 40178 | 6.5143 |
| CFD | Long | 1434 | 6.5636 |
| CFD | Long | 27504 | 6.5986 |
| CFD | Long | 50000 | 6.5994 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, | Number of securities to which the option | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.   OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)            NO

| | |
|---|---|
| Date of disclosure | 13 March 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[Close]

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 14:11 13-Mar-07 |
| Number | 8643S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.   KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 12 March 2007 |

### 2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 17,674,161 | (2.579%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 17,674,161 | (2.579%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c)    Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 30,612 | £6.574 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................
N/A
..................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

**Date of disclosure**                        13 March 2007

| | |
|---|---|
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* www.thetakeoverpanel.org.uk

END

| Company | Standard Life Investments |
|---|---|
| TIDM | IRSH |
| Headline | Rule 8.3- Resolution |
| Released | 11:04 14-Mar-07 |
| Number | 9298S |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **13/03/07** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 10,722,670 | 2.97 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 10,722,670 | 2.97 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)   Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 76,418 | GBP 6.555 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................................

.................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)          **NO**

| Date of disclosure | 14/03/07 |
|---|---|

| Contact name | **Robbie Storrie** |
|---|---|
| Telephone number | **0131-524-2805** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close


| Company | Citigroup Global Markets UK EqtyLtd |
|---|---|
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:28 14-Mar-07 |
| **Number** | 9322S |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 13 March 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 95,954 | GBP 6.5850 | GBP 6.4877 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 78,954 | GBP 6.5650 | GBP 6.4850 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
|  |  |  |  |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 14 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
    *www.thetakeoverpanel.org.uk*

END

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 11:47 14-Mar-07 |
| Number | 9362S |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

```
Name of Person              State Street
    Dealing (Note 1)            Global Advisors & Affiliates
Company Dealt In            Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing             13/03/2007
```

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16843161 | 2.45881 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16908880 | 2.46840 | 75791 | 0.01106 |

(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

## 3. DEALINGS (Note 4)

### (a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 100 | 6.52 |
| BUY | 100 | 6.52 |
| BUY | 926 | 6.52 |
| BUY | 3304 | 6.53 |

### (b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options Transactions in Respect of Existing Securities
### (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|
| | | | | |

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|
| | |

### (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|
| | | |

### (d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached?  (Note 9)                              NO

Disclosure Date              14/03/2007
Contact Name                 Harshil Naik
Telephone Number             020 7698 6213
If Connected EFM             N/A
   Name of Offeree/Offeror
   With Which Connected
If Connected EFM             N/A
   State Nature of
   Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure - Amendment |
| **Released** | 12:32 14-Mar-07 |
| **Number** | 9451S |

Amendment - Due to a late cancel, the disclosure made on March 13 2007 for dealings on March 12 2007 is being updated. The original trade purchases disclosed 1,320,833 shares, has been amended to total purchases of 580,833 shares.

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 12 March 2007 |

## 2. DEALINGS (Note 2)

### (a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 580833 | 6.6184 GBP | 6.4345 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 66988 | 6.60 GBP | 6.5738 GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 50000 | 6.5839 GBP |
| CFD | Long | 25000 | 6.5839 GBP |
| CFD | Short | 120000 | 6.6184 GBP |
| CFD | Long | 2107 | 6.6888 GBP |
| CFD | Short | 400000 | 6.4358 GBP |

### (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 14 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:26 14-Mar-07 |
| **Number** | 9449S |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 13 March 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 926195 | 6.5673 GBP | 6.515 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 234461 | 6.5519 GBP | 6.5415 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Long | 1000 | 6.5506 GBP |
| CFD | Long | 9000 | 6.5506 GBP |
| CFD | Long | 681 | 6.5387 GBP |
| CFD | Short | 681 | 6.4963 GBP |
| CFD | Short | 400000 | 6.5686 GBP |
| CFD | Short | 100000 | 6.5333 GBP |
| CFD | Long | 4461 | 6.5415 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 14 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
*www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | Legal & General Investment Mgmnt Ld |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 12:58 14-Mar-07 |
| Number | 9473S |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.     KEY INFORMATION

Name of person dealing (Note 1)                    *Legal & General Investment Management Ltd.*

Company dealt in                                              **Resolution Plc**

Class of relevant security to which the dealings      Ordinary Shares GBP 0.05
being disclosed relate (Note 2)
Date of dealing                                                 **13 March 2007**

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 28,564,778 | 4.16 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,564,778 | 4.16 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

Class of relevant security:            Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 63,028 | GBP 6.5725 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

............................................................................

............................................................................

Is a Supplemental Form 8 attached? (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | **14 March 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:12 14-Mar-07 |
| **Number** | 2247 |

FORM 8.3

```
     DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
              (Rule 8.3 of the City Code on Takeovers and Mergers)
```

1.    KEY INFORMATION

```
Name of person dealing          BARCLAYS PLC
(Note 1)
Company dealt in                RESOLUTION PLC
Class of relevant security      ORD GBP0.05
to which the dealings being
disclosed relate (Note 2)
Date of dealing                 13 March 2007
```

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,238,587 | 3.10% | 566,925 | 0.08% |
| (2) Derivatives (other than options) | 560,369 | 0.08% | 310,350 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,798,956 | 3.18% | 877,275 | 0.13% |

(b)   Interests and short positions in relevant securities of the company, other
      than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/Sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 3,160 | 6.5163 |
| Purchase | 19,500 | 6.5817 |
| Purchase | 790 | 6.5363 |
| Purchase | 5,964 | 6.5300 |
| Purchase | 11,122 | 6.5600 |
| Purchase | 17,282 | 6.5345 |
| Purchase | 7,551 | 6.5692 |
| Purchase | 1,700 | 6.4950 |
| Sale | 3,000 | 6.5590 |
| Sale | 35,169 | 6.5501 |
| Sale | 1,100 | 6.5137 |
| Sale | 38,135 | 6.5268 |
| Sale | 9,227 | 6.5755 |
| Sale | 3,000 | 6.5787 |
| Sale | 2,268 | 6.5300 |
| Sale | 38,676 | 6.5695 |
| Sale | 361 | 6.5300 |
| Sale | 2,100 | 6.5440 |
| Sale | 8,324 | 6.5437 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 1700 | 6.495 |
| CFD | Short | 3160 | 6.5163 |
| CFD | Short | 790 | 6.5363 |
| CFD | Short | 18881 | 6.5382 |
| CFD | Short | 11122 | 6.56 |
| CFD | Short | 7551 | 6.5691 |
| CFD | Short | 19500 | 6.5817 |
| CFD | Long | 1100 | 6.5137 |
| CFD | Long | 38135 | 6.5267 |
| CFD | Long | 8324 | 6.5436 |
| CFD | Long | 2100 | 6.544 |
| CFD | Long | 35169 | 6.5501 |
| CFD | Long | 3000 | 6.559 |
| CFD | Long | 38676 | 6.5695 |
| CFD | Long | 9227 | 6.5755 |
| CFD | Long | 3000 | 6.5786 |

(c)   Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)  Other dealings (including new securities)  (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached?  (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | 14 March 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Close

# Resolution plc – Rule 12g3-2(b) Exemption Request
# APPENDIX A5: OTHER PUBLIC DISCLOSURES
## Volume 12

RECEIVED

FORM 8.3

| Company | Aviva PLC |
| --- | --- |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 13:19 14-Mar-07 |
| Number | 9507S |

Free annual report

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

Name of person dealing  (Note 1)      **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in      **RESOLUTION PLC**

Class of relevant security to which the   **ORD GBP0.05**
dealings being disclosed relate (Note 2)

Date of dealing      **13 MARCH 2007**

## 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 38,968,826 | 5.687% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 38,968,826 | 5.687% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:      Details

## 3.    DEALINGS (Note 4)

**(a)      Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 50,000 | GBP6.560000 |
| SALE | 17,000 | GBP6.520000 |

**(b)      Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)      Options transactions in respect of existing securities**

**(i)      Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)      Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)      Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.      OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...................................................................................

...............................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                    **NO**

| | |
|---|---|
| Date of disclosure | 14 MARCH 2007 |
| Contact name | NEIL WHITTAKER |

| | |
|---|---|
| **Telephone number** | 01603 684420 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* _www.thetakeoverpanel.org.uk_
END

Close

**If a connected EFM, name of offeree/offeror with which connected** N/A

**If a connected EFM, state nature of connection (Note 10)** N/A

| Company | Centaurus Capital Limited |
| --- | --- |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution Group) |
| **Released** | 13:56 14-Mar-07 |
| **Number** | 9527S |

RNS Number:9527S
Centaurus Capital Limited
14 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | Centaurus Capital Limited |
| Company dealt in | Resolution Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 13.03.2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)                    Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)

NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
| --- | --- | --- |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 13,101,882 1.912% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 13,101,882 1.912% | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
| --- | --- | --- |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                                    Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale     Number of securities        Price per unit (Note 5)

(b) Derivatives transactions (other than options)

| Product Name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 230,411 | 652.60p |
| CFD | Long | 110,000 | 655.07p |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                          NO

Date of disclosure                                           14.03.2007

Contact name                                                 Paul Leary

Telephone number                                             020 78523830

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | F&C Asset Management PLC |
| --- | --- |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 14:25 14-Mar-07 |
| **Number** | 9560S |

RNS Number:9560S
F&C Asset Management PLC
14 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing   (Note 1)     F&C Asset Management plc

Company dealt in                      Resolution Plc

Class of relevant security            GBP 0.05
to which the dealings
being disclosed relate (Note 2)

Date of dealing                       13/03/07

2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 25,530,955 | (3.73%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,530,955 | (3.73%) | | |

(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)      Rights to subscribe (Note 3)

Class of relevant security:     Details


3.      DEALINGS (Note 4)

(a)      Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 16,720 | GBP 6.5300 |


(b)      Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c)      Options transactions in respect of existing securities
(i)      Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)      Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 NO


Date of disclosure                              14/03/07

Contact name                    Mike Bassi, F&C Asset Management plc

Telephone number                                0131 718 1093

If a connected EFM, name of
offeree/offeror with which connected    -

If a connected EFM, state nature of     -
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
        The company news service from the London Stock Exchange

END

[Close]

| | |
|---|---|
| **Company** | Aberdeen Asset Management PLC |
| **TIDM** | ADN |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 11:10 15-Mar-07 |
| **Number** | 0163T |

RNS Number:0163T
Aberdeen Asset Management PLC
15 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Aberdeen Asset Management PLC |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord GBP0.05 |
| Date of dealing | 14/03/2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,041,288 | 3.65 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,041,288 | 3.65 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security:                           Details


3. DEALINGS (Note 4)


(a) Purchases and sales

Purchase/sale      Number of securities         Price per unit (Note 5)
Purchase                            40,700                    £6.423607


(b) Derivatives transactions (other than options)

Product name, e.g. Long/short (Note  Number of securities      Price per unit
CFD                6)                (Note 7)                  (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product    Writing,      Number of        Exercise Type, e.g. Expiry Option money
name,e.g.  selling,      securities to    price    American,  date   paid/received
call       purchasing,   which the option          European          per unit
option     varying etc.  relates (Note 7)          etc.              (Note 5)


(ii) Exercising

Product name, e.g. call        Number of          Exercise price per unit (Note
option                         securities         5)


(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)


4. OTHER INFORMATION


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which any
derivative referred to on this form is referenced. If none, this should be
stated.


..................................................................................

Is a Supplemental Form 8 attached? (Note 9) YES/NO


Date of disclosure                                          15/03/2007

Contact name                                                Jenny Carney

Telephone number                                            01224 425267

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
        The company news service from the London Stock Exchange

END

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:23 15-Mar-07 |
| Number | 0186T |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
## WITH RECOGNISED INTERMEDIARY STATUS
## DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.   KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 14 March 2007 |

## 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 45,700 | GBP 6.4300 | GBP 6.4200 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ) |
|---|---|---|
| 45,700 | GBP 6.4250 | GBP 6.4236 |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 15 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*

END



| Company | GoldmanSachs International |
|---|---|
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 11:47 15-Mar-07 |
| Number | 0207T |

## FORM 38.5

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 14 March 2007 |

### 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 949073 | 6.4252 GBP | 6.38 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 237213 | 6.43 GBP | 6.385 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 526 | 6.3861 GBP |
| CFD | Short | 432646 | 6.4265 GBP |
| CFD | Short | 460000 | 6.4167 GBP |
| CFD | Short | 14000 | 6.38 GBP |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, | Number of securities to which the option | Exercise price | Type, e.g. American, | Expiry date | Opti paid |
|---|---|---|---|---|---|---|

| | | | | | | European etc. | | per ι |
|---|---|---|---|---|---|---|---|---|
| | varying etc. | relates (Note 5) | | | | etc. | | |

**(ii)     Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
| |

| Date of disclosure | 15 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
   *www.thetakeoverpanel.org.uk*

END

Close

| Company | Cheyne Capital Management (UK) LLP |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 12:24 15-Mar-07 |
| Number | 0305T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | Cheyne Capital Management (UK) LLP |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary |
| Date of dealing | 14 March 2007 |

### 2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | 7,567,164 | 1.1 | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 7,567,164 | 1.1 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)  Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3.  DEALINGS (Note 4)

### (a)     Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| | | |

### (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |
| CFD | Long | 400,000 | 642.7p |

### (c)     Options transactions in respect of existing securities
### (i)     Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | | | |

### (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |
| | | |

### (d)     Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |
| | | |

## 4.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

................................................................

................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| | |
| --- | --- |
| **Date of disclosure** | 15 March 2007 |
| **Contact name** | Simon James |
| **Telephone number** | |

0207 031 7560

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END

[Close]

| Company | Aviva PLC |
| --- | --- |
| TIDM | AV. |
| Headline | Rule 8.3- RESOLUTION PLC |
| Released | 13:56 15-Mar-07 |
| Number | 0404T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

Name of person dealing (Note 1)          **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in          **RESOLUTION PLC**

Class of relevant security to which the          **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing          **14 MARCH 2007**

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,348,982 | 5.743% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,348,982 | 5.743% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)     **Rights to subscribe** (Note 3)

Class of relevant security:          Details

3.     **DEALINGS** (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 380,344 | GBP6.401196 |
| SALE | 188 | GBP6.396011 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**

**(i)    Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...................................................................

...................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                **NO**

| Date of disclosure | 15 MARCH 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| | |
|---|---|
| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | BlackRock Group |
| --- | --- |
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 14:12 15-Mar-07 |
| Number | 0428T |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
| --- | --- |
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 14th March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 35,231,035 | 5.14% | | |
| (2) Derivatives (other than options) | 100,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,331,035 | 5.15% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

### 3. DEALINGS (Note 4)

## (a)     Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 46,689 | GBP 6.4125 |

## (b)     Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)     Options transactions in respect of existing securities
## (i)      Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)     Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.     OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................................

...................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                               **NO**

| | |
|---|---|
| Date of disclosure | 15th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

If a connected EFM, name of offeree/offeror with which    N/A
connected

If a connected EFM, state nature of connection (Note 10)    N/A

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at*
*www.thetakeoverpanel.org.uk*
END

Close

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 15:50 15-Mar-07 |
| Number | 2294 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 14 March 2007 |

2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,092,219 | 3.08% | 803,041 | 0.12% |
| (2) Derivatives (other than options) | 662,871 | 0.10% | 307,350 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,755,090 | 3.18% | 1,110,391 | 0.16% |

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than | | | | |

options)

(3) Options and
agreements to
purchase/sell

Total


(c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

(a)   Purchases and sales

| Purchase/Sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 415 | 6.3800 |
| Purchase | 680 | 6.4263 |
| Purchase | 2,790 | 6.4100 |
| Purchase | 810 | 6.3858 |
| Purchase | 5,545 | 6.3848 |
| Sale | 5,376 | 6.3803 |
| Sale | 8,931 | 6.3844 |
| Sale | 3,000 | 6.4090 |
| Sale | 790 | 6.4264 |
| Sale | 8,705 | 6.4117 |
| Sale | 123,699 | 6.4144 |
| Sale | 2,034 | 6.3787 |
| Sale | 133 | 6.3800 |
| Sale | 3,80 | 6.3800 |
| Sale | 134 | 6.3950 |

(b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/Short (Note 6) | Number of Securities (Note 7) | Price Per Unit (GBP) |
|---|---|---|---|
| CFD | Short | 5545 6.3848 | |
| CFD | Short | 810 6.3858 | |
| CFD | Short | 2790 6.41 | |
| CFD | Short | 31832 6.4112 | |
| CFD | Short | 680 6.4262 | |
| CFD | Long | 2034 6.3787 | |
| CFD | Long | 8931 6.3844 | |
| CFD | Long | 3000 6.409 | |
| CFD | Long | 8705 6.4116 | |
| CFD | Long | 123699 6.4144 | |
| CFD | Long | 790 6.4264 | |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex: da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4.    OTHER INFORMATION
None


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                              15 March 2007
Contact name                                    BARCLAYS COMPLIANCE
Telephone number                                020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

[Close]

| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Holding(s) in Company |
| **Released** | 16:00 15-Mar-07 |
| **Number** | 0158T |



# TR-1:NOTIFICATION OF MAJOR INTERESTS IN SHARES

| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Resolution Plc | |
|---|---|---|
| **2. Reason for the notification** (please tick the appropriate box or boxes) | | |
| An acquisition or disposal of voting rights | | X |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify): | | |
| 3. Full name of person(s) subject to the notification obligation: | Deutsche Bank AG | |
| 4. Full name of shareholder(s) (if different from 3.): | | |
| 5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i] [i]. | 12/03/2007 | |
| 6. Date on which issuer notified: | 13/03/2007 | |
| 7. Threshold(s) that is/are crossed or reached: | 3% | |
| 8. Notified details: | | |

## A: Voting rights attached to shares

| Class/type of | Situation previous | Resulting situation after the triggering transaction] |
|---|---|---|

| shares | to the Triggering transaction | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| if possible using the ISIN CODE | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | | |
| | | | Direct | Direct | Indirect | Direct | Indirect | |
| GB0004342563 | Below 3% | Below 3% | 20,787,378 | 20,787,378 | | 3.03% | | |

## B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 20,787,378 | 3.03% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

| 13. Additional information: | Please note that this is the first disclosure made |
|---|---|

| | on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in Resolution Plc since the implementation of the Disclosure and Transparency Rules in the UK. |
|---|---|
| **14. Contact name:** | David Lindsay\Andrew Anderson |
| **15. Contact telephone number:** | +00 44 207 545 8533\8532 |

**ANNEX** NOTIFICATION OF MAJOR INTERESTS IN SHARES

### A: Identity of the person or legal entity subject to the notification obligation

| **Full name** (including legal form for legal entities) | Deutsche Bank AG |
|---|---|
| **Contact address** (registered office for legal entities) | Winchester House<br><br>1 Great Winchester Street<br><br>London<br><br>EC2N 2DB |
| **Phone number** | +44 (0) 20 7545 8000 |
| **Other useful information** (at least legal representative for legal persons) | Andy Harris |

---

## TR-1:notification of major interests in shares

| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Resolution PLC | |
|---|---|---|
| **2. Reason for the notification** (please tick the appropriate box or boxes) | | |
| An acquisition or disposal of voting rights | | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify): First restatement under DTR transitional rules | | X |
| **3. Full name of person(s) subject to the notification obligation:** | Perry Partners International, Inc | |

| | |
|---|---|
| **4. Full name of shareholder(s)** (if different from 3.): | Morstan Nominees |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | N/A |
| **6. Date on which issuer notified:** | N/A |
| **7. Threshold(s) that is/are crossed or reached:** | N/A |
| **8. Notified details:** | |

## A: Voting rights attached to shares

| Class/type of shares<br>if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Common stock ISIN: GB0004342563 | 20,919,067 | 20,919,067 | | | 20,919,067 | | 3.05% |

## B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 20,919,067 | 3.05% |

| |
|---|
| **9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:** |
| |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

| 13. Additional information: | |
|---|---|
| 14. Contact name: | Nathan Brown |
| 15. Contact telephone number: | +44 (0)20 7518 9433 |

END

Close

| Company | Citigroup Global Markets UK EqtyLtd |
| --- | --- |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 08:56 16-Mar-07 |
| Number | 0899T |

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### WITH RECOGNISED INTERMEDIARY STATUS
### DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.    KEY INFORMATION

| | |
| --- | --- |
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 15 March 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
| --- | --- | --- |
| 3,014,161 | GBP 6.5050 | GBP 6.4562 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
| --- | --- | --- |
| 3,006,971 | GBP 6.5100 | GBP 6.4300 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
| --- | --- | --- | --- |
| | | | |

### (c)    Options transactions in respect of existing securities

### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii)      Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

3.      OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 16 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  *www.thetakeoverpanel.org.uk*

END

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Rule 2.10 Announcement |
| **Released** | 09:00 16-Mar-07 |
| **Number** | 0536T |

**Resolution**

16 March 2007

For immediate release

Resolution plc ("Resolution")

Rule 2.10 Announcement – Relevant Securities in Issue and Disclosure Requirements

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Resolution confirms that as at the close of business on 15 March 2007 its issued share capital consists of 685,191,616 ordinary shares of 5 pence each.

The ISIN reference number for these securities is GB0004342563.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel

END



| | |
|---|---|
| **Company** | Standard Life Investments |
| **TIDM** | IRSH |
| **Headline** | Rule 8.3- Resolution |
| **Released** | 11:11 16-Mar-07 |
| **Number** | 1052T |

## FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | **Standard Life Investments** |
| Company dealt in | **Resolution PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **Ord GBP0.05** |
| Date of dealing | **15/03/07** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 8,023,721 | 2.22 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 8,023,721 | 2.22 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)   Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3.    DEALINGS (Note 4)

### (a)    Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 2,698,949 | GBP 6.5 |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c)    Options transactions in respect of existing securities
### (i)    Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d)    Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None...................................................................................

..................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    NO

| Date of disclosure | 16/03/07 |
|---|---|

| Contact name | **Robbie Storrie** |
|---|---|
| **Telephone number** | **0131-524-2805** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Legal & General Investment Mgmnt Ld |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 11:45 16-Mar-07 |
| **Number** | 1097T |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **15 March 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,670,107 | 4.18 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,670,107 | 4.18 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 3,100 | GBP 6.515 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

................................................................................

................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                              **NO**

| | |
|---|---|
| Date of disclosure | **16 March 2007** |
| Contact name | **Helen Lewis** |
| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* _www.thetakeoverpanel.org.uk_

END

Close

| Company | Aviva PLC |
|---|---|
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:49 16-Mar-07 |
| Number | 1104T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | **AVIVA PLC AND ITS SUBSIDIARIES** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP0.05** |
| Date of dealing | **15 MARCH 2007** |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 39,371,220 | 5.746% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,371,220 | 5.746% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

**(c) Rights to subscribe** (Note 3)

Class of relevant security:                    Details

### 3. DEALINGS (Note 4)

## (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 987 | GBP6.489848 |
| PURCHASE | 11,391 | GBP6.489850 |
| PURCHASE | 7,761 | GBP6.489851 |
| PURCHASE | 2,099 | GBP6.489852 |

## (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c)  Options transactions in respect of existing securities
## (i)  Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

.................................................................................

.................................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| Date of disclosure | 16 MARCH 2007 |
|---|---|

| | |
|---|---|
| **Contact name** | NEIL WHITTAKER |
| **Telephone number** | 01603 684420 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* _www.thetakeoverpanel.org.uk_
END

Close

| | |
|---|---|
| **Company** | Centaurus Capital Limited |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution Group) |
| **Released** | 12:12 16-Mar-07 |
| **Number** | 1145T |

RNS Number:1145T
Centaurus Capital Limited
16 March 2007


FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)


1. KEY INFORMATION

Name of person dealing (Note 1)                          Centaurus Capital
                                                         Limited
Company dealt in                                         Resolution Plc
Class of relevant security to which the dealings being   Ordinary Shares
disclosed relate (Note 2)

Date of dealing                                          15.03.2007


2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a)                    Interests and short positions (following dealing) in the class
of relevant security dealt in (Note 3)


NSI: 685,164,330

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 15,701,882 2.292% | |
| (3) Options and agreements to purchase/sell | | |
| Total | 15,701,882 2.292% | |


(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |

(3) Options and agreements to purchase/sell

                             Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                     Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale    Number of securities      Price per unit (Note 5)

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 2,600,000 | 649.69p |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION


Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the person
disclosing and any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which any
derivative referred to on this form is referenced. If none, this should be
stated.


Is a Supplemental Form 8 attached? (Note 9) NO


Date of disclosure                                          16.03.2007

Contact name                                                Paul Leary

Telephone number                                            020 78523830

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)


Notes


The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                        This information is provided by RNS
            The company news service from the London Stock Exchange

END


[Close]

| Company | State Street Global Advisors |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:23 16-Mar-07 |
| Number | 1176T |

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of Person Dealing (Note 1) | State Street Global Advisors & Affiliates |
| Company Dealt In | Resolution PLC |
| Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2) | Ord |
| Date of Dealing | 15/03/2007 |

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)

| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | 16818798 | 2.45525 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16884517 | 2.46484 | 75791 | 0.01106 |


(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)


| Class of Relevant Security: | Long | | Short | |
|---|---|---|---|---|
| | Number | % | Number | % |
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |


(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 13656 | 6.46 |
| SELL | 38019 | 6.38 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
   (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

   (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)                    NO

Disclosure Date          16/03/2007
Contact Name             Harshil Naik
Telephone Number         020 7698 6213
If Connected EFM         N/A
   Name of Offeree/Offeror
   With Which Connected
If Connected EFM         N/A
   State Nature of
   Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 12:36 16-Mar-07 |
| **Number** | 1194T |

**FORM 38.5**

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.  KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | **Goldman Sachs International** |
| Company dealt in | **RESOLUTION PLC** |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | **Ordinary Shares** |
| Date of dealing | **15 March 2007** |

### 2.  DEALINGS (Note 2)

#### (a)  Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 673960 | 6.515 GBP | 6.48 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ? |
|---|---|---|
| 223374 | 6.5128 GBP | 6.4714 GBP |

#### (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 790 | 6.4685 GBP |
| CFD | Short | 10000 | 6.518 GBP |
| CFD | Short | 540000 | 6.4993 GBP |
| CFD | Short | 67354 | 6.5128 GBP |
| CFD | Long | 39000 | 6.4705 GBP |
| CFD | Long | 90000 | 6.4705 GBP |
| CFD | Long | 3000 | 6.4705 GBP |
| CFD | Long | 68000 | 6.4705 GBP |
| CFD | Long | 19054 | 6.4776 GBP |

#### (c)  Options transactions in respect of existing securities

## (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 16 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
*www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure -Amendment |
| **Released** | 12:38 16-Mar-07 |
| **Number** | 1197T |

**Amendment - Due to a late booking, the disclosure made on March 15 2007 for dealings on March 14 2007 is being updated. The original trade purchases disclosed 949,073 shares, has been amended to total purchases of 963,073 shares. Section 2 (b) has been updated.**

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

## 1.    KEY INFORMATION

| Name of exempt principal trader | Goldman Sachs International |
|---|---|
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 14 March 2007 |

## 2.    DEALINGS (Note 2)

### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 963073 | 6.4252 GBP | 6.38 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note ?) |
|---|---|---|
| 237213 | 6.43 GBP | 6.385 GBP |

### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 526 | 6.3861 GBP |
| CFD | Short | 432646 | 6.4265 GBP |
| CFD | Short | 460000 | 6.4167 GBP |
| CFD | Short | 14000 | 6.38 GBP |
| CFD | Short | 14000 | 6.43 GBP |

### (c)    Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 16 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
   *www.thetakeoverpanel.org.uk*

END

Close

| Company | BlackRock Group |
| --- | --- |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution Plc |
| **Released** | 12:59 16-Mar-07 |
| **Number** | 1215T |

# FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.     KEY INFORMATION

| | |
| --- | --- |
| **Name of person dealing** (Note 1) | BlackRock Group |
| **Company dealt in** | Resolution PLC |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | 5p Ordinary shares |
| **Date of dealing** | 15<sup>th</sup> March 2007 |

### 2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 35,145,521 | 5.12% | | |
| (2) Derivatives (other than options) | 100,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 35,245,521 | 5.14% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)     Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
| --- | --- |

### 3.     DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 85,514 | GBP 6.515 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.............................................................................

.............................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 16[th] March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |

**If a connected EFM, name of offeree/offeror with which**    N/A
**connected**

**If a connected EFM, state nature of connection (Note 10)**    N/A

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* <u>*www.thetakeoverpanel.org.uk*</u>

END

Close

| | |
|---|---|
| **Company** | M&G Inv Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 13:24 16-Mar-07 |
| **Number** | PRNUK-1603 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)    Prudential Plc / M&G Investment Management
                                   Limited

Company dealt in                   Resolution Plc

Class of relevant security to      Ord GBP0.05
which the dealings being
disclosed relate (Note 2)

Date of dealing                    15 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 11,635,782 | 1.69% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 11,635,782 | 1.69% | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:     Details


3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| PURCHASE | 4,018 | 6.49000GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |


4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                    16 March 2007

```
Contact name                        Emma Thompson

Telephone number                    020 7548 2293

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


END
```

`[Close]`

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 14:35 16-Mar-07 |
| Number | 2230 |

FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.  KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 15 March 2007 |

2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,185,899 | 3.09% | 592,364 | 0.09% |
| (2) Derivatives (other than options) | 576,491 | 0.08% | 307,350 | 0.04% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,762,390 | 3.18% | 899,714 | 0.13% |

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

```
(3) Options and
agreements to
purchase/sell

Total


    (c)   Rights to subscribe (Note 3)

Class of relevant security:    Details


3.    DEALINGS (Note 4)

    (a)   Purchases and sales

Purchase/sale Number of Securities Price per unit
                                   (GBP)
Purchase      9,372                6.4800
Purchase      7,049                6.4450
Purchase      17,944               6.4813
Purchase      867                  6.4800
Purchase      67,186               6.4752
Purchase      19,311               6.4602
Purchase      3,000                6.5113
Purchase      10,225               6.4800
Purchase      198                  6.4800
Purchase      511                  6.5133
Sale          3,680                6.5070
Sale          37,032               6.4855
Sale          1,271                6.5100


(b)   Derivatives transactions (other than options)
Product name,   Long/Short    Number of       Price per
(e.g. CFD)      (Note 6)      Securities      unit (GBP)
CFD             Short         7049            6.445
CFD             Short         1931            6.4601
CFD             Short         1260            6.4731
CFD             Short         67186           6.4751
CFD             Short         17944           6.4812
CFD             Short         3000            6.5113
CFD             Long          37032           6.4855
CFD             Long          3680            6.5069

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying
```

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

```
(ii) Exercising
```

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)


Nature of transaction Details                    Price per unit
(Note 8)                                         (if applicable)
                                                 (Note 5)


4.    OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives


Full details of any agreement, arrangement or understanding between the
person disclosing and any other person relating to the voting rights of
any relevant securities under any option referred to on this form or
relating to the voting rights or future acquisition or disposal of any
relevant securities to which any derivative referred to on this form is
referenced.  If none, this should be stated.


Is a Supplemental Form 8 attached? (Note 9)                    NO


Date of disclosure                        16 March 2007
Contact name                              BARCLAYS COMPLIANCE
Telephone number                          020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)


Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

[ Close ]

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | Citigroup Global Markets UK EqtyLtd |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 10:11 19-Mar-07 |
| Number | 1893T |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

1.    **KEY INFORMATION**

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 16 March 2007 |

2.    **DEALINGS** (Note 2)

(a)    **Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 355,665 | GBP 6.4549 | GBP 6.4302 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 146,526 | GBP 6.5031 | GBP 6.3650 |

(b)    **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c)    **Options transactions in respect of existing securities**

(i)    **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.     OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

| Date of disclosure | 19 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at* www.thetakeoverpanel.org.uk

END

 Close

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

| | |
|---|---|
| **Company** | Newton Investment Management Ltd |
| **TIDM** | |
| **Headline** | Rule 8.3- (Resolution plc) |
| **Released** | 11:15 19-Mar-07 |
| **Number** | 1966T |

RNS Number:1966T
Newton Investment Management Ltd
19 March 2007

FORM 8.3

### DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
#### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.´ KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Resolution |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary GBP0.10 |
| Date of dealing | 16th March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,454,394 | 2.40 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,454,394 | 2.40 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 5,644 | 6.44 |
| Take off | 33,382 | |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None
.............................................................................
.............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| Date of disclosure | 19thMarch 2007 |
|---|---|
| Contact name | Barry Smalls |
| Telephone number | 0207 163 2251 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]

| | |
|---|---|
| **Company** | GoldmanSachs International |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 11:49 19-Mar-07 |
| **Number** | 2027T |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
### (Rule 38.5 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 16 March 2007 |

### 2.    DEALINGS (Note 2)

#### (a)    Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 90000 | 6.4492 GBP | 6.4492 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 96386 | 6.41 GBP | 6.4076 GBP |

#### (b)    Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| CFD | Short | 791 | 6.4461 GBP |
| CFD | Short | 90000 | 6.4492 GBP |
| CFD | Short | 4000 | 6.4629 GBP |

#### (c)    Options transactions in respect of existing securities

#### (i)    Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European | Expiry date | Opti paid per |
|---|---|---|---|---|---|---|

|  |  |  | etc. |  |  |
|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers( to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated. |
|---|
|  |

| Date of disclosure | 19 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

**The Notes on Form 38.5 can be viewed on the Takeover Panel's website at**
  *www.thetakeoverpanel.org.uk*

END

Close

| Company | Aviva PLC |
| --- | --- |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:56 19-Mar-07 |
| Number | 2037T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

Name of person dealing (Note 1)  **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in  **RESOLUTION PLC**

Class of relevant security to which the dealings being disclosed relate (Note 2)  **ORD GBP0.05**

Date of dealing  **16 MARCH 2007**

2. **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

|  | Long Number | (%) | Short Number(%) |  |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 39,368,420 | 5.746% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,368,420 | 5.746% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long Number | (%) | Short Number | (%) |  |
| --- | --- | --- | --- | --- | --- |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c) **Rights to subscribe** (Note 3)

Class of relevant security:                Details

3. **DEALINGS** (Note 4)

**(a)    Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 2,800 | GBP6.445000 |

**(b)    Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)    Options transactions in respect of existing securities**
**(i)    Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)    Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)    Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

**4.    OTHER INFORMATION**

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

...............................................................................

...............................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                    **NO**

| Date of disclosure | 19 MARCH 2007 |
|---|---|
| Contact name | NEIL WHITTAKER |

| | |
|---|---|
| **Telephone number** | 01603 684420 |
| **If a connected EFM, name of offeree/offeror with which connected** | N/A |
| **If a connected EFM, state nature of connection (Note 10)** | N/A |

*Notes*
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*
END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | State Street Global Advisors |
| TIDM | |
| Headline | Rule 8.3- Resolution PLC |
| Released | 12:59 19-Mar-07 |
| Number | 2145T |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person             State Street
    Dealing (Note 1)          Global Advisors & Affiliates
Company Dealt In           Resolution PLC
Class of Relevant Security Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing            16/03/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16824453 | 2.45608 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16890172 | 2.46567 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 5026 | 6.45 |
| BUY | 1311 | 6.51 |
| BUY | 4291 | 6.45 |
| SELL | 1478 | 6.45 |
| SELL | 3495 | 6.45 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

    •

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting
rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.

If none, this should be stated.


Is a Supplemental Form 8 Attached? (Note 9)                          NO

Disclosure Date            19/03/2007
Contact Name               Harshil Naik
Telephone Number           020 7698 6213
If Connected EFM           N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM           N/A
    State Nature of
    Connection (Note 10)

    .

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3- Resolution Plc |
| Released | 13:43 19-Mar-07 |
| Number | 2181T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

1.  **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **16 March 2007** |

2.  **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

(a) **Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,670,107 | 4.18 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,670,107 | 4.18 | | |

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c)  **Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 2,400 | GBP 6.3975 |
| Sale | 2,400 | GBP 6.3975 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................

.................................................................

**Is a Supplemental Form 8 attached? (Note 9)**  NO

Date of disclosure  **19 March 2007**

Contact name  **Helen Lewis**

| Telephone number | **0207 528 6742** |
|---|---|

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Company | Barclays PLC |
|---|---|
| TIDM | BARC |
| Headline | Rule 8.3 - RESOLUTION PLC |
| Released | 13:55 19-Mar-07 |
| Number | 2235 |

```
FORM 8.3

    . DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
              (Rule 8.3 of the City Code on Takeovers and Mergers)


1.   KEY INFORMATION

Name of person dealing          BARCLAYS PLC
(Note 1)
Company dealt in                RESOLUTION PLC
Class of relevant security      ORD GBP0.05
to which the dealings being
disclosed relate (Note 2)
Date of dealing                 16 March 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)
```

|  | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,316,852 | 3.11% | 524,254 | 0.08% |
| (2) Derivatives (other than options) | 525,916 | 0.08% | 381,894 | 0.06% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,842,768 | 3.19% | 906,148 | 0.13% |

```
(b)  Interests and short positions in relevant securities of the company, other
     than the class dealt in (Note 3)
```

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
|  | Number | (%) | Number | (%) |
| (1) Relevant securities |  |  |  |  |
| (2) Derivatives (other than options) |  |  |  |  |

(3) Options and
agreements to
purchase/sell

Total


   (c)  Rights to subscribe (Note 3)

Class of relevant security:   Details


3.   DEALINGS (Note 4)

   (a)  Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 21,439 | 6.4112 |
| Purchase | 1,664 | 6.4450 |
| Purchase | 64 | 6.4450 |
| Purchase | 4,531 | 6.3885 |
| Purchase | 106 | 6.4700 |
| Purchase | 4,284 | 6.5031 |
| Purchase | 2,352 | 6.4450 |
| Purchase | 3,592 | 6.3843 |
| Purchase | 12,133 | 6.4475 |
| Purchase | 101,500 | 6.4316 |
| Purchase | 6,213 | 6.4450 |
| Purchase | 27,325 | 6.4463 |
| Purchase | 2,120 | 6.4450 |
| Purchase | 23,109 | 6.3856 |
| Purchase | 25,511 | 6.4450 |
| Sale | 15,342 | 6.3760 |
| Sale | 908 | 6.4641 |
| Sale | 25,900 | 6.4305 |
| Sale | 742 | 6.4450 |
| Sale | 867 | 6.4800 |
| Sale | 376 | 6.4450 |
| Sale | 11,096 | 6.4887 |
| Sale | 212 | 6.4450 |
| Sale | 299 | 6.4800 |
| Sale | 3,592 | 6.4837 |
| Sale | 4 | 6.4425 |
| Sale | 846 | Transfer |
| Sale | 34,581 | 6.4739 |
| Sale | 10,225 | 6.4800 |

(b)  Derivatives transactions (other than options)

| Product name, (e.g. CFD) | Long/Short (Note 6) | Number of Securities | Price per unit (GBP) |
|---|---|---|---|
| CFD | Short | 3592 | 6.3843 |
| CFD | Short | 23109 | 6.3856 |
| CFD | Short | 4531 | 6.3885 |
| CFD | Short | 21439 | 6.4112 |
| CFD | Short | 7571 | 6.4231 |
| CFD | Short | 101500 | 6.4316 |
| CFD | Short | 27325 | 6.4462 |
| CFD | Short | 12133 | 6.4475 |
| CFD | Long | 25900 | 6.4305 |
| CFD | Long | 4 | 6.4425 |
| CFD | Long | 908 | 6.464 |

| CFD | Long | 34581 | 6.4738 |
| CFD | Long | 3592 | 6.4837 |
| CFD | Long | 11096 | 6.4887 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)   Other dealings (including new securities)  (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO

| | |
|---|---|
| Date of disclosure | 19 March 2007 |
| Contact name | BARCLAYS COMPLIANCE |
| Telephone number | 020 7116 2913 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



| | |
|---|---|
| **Company** | Resolution PLC |
| **TIDM** | RSL |
| **Headline** | Holding(s) in Company |
| **Released** | 16:00 19-Mar-07 |
| **Number** | 2216T |

# TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | | |
|---|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | RESOLUTION PLC | |
| **2. Reason for the notification**  (please tick the appropriate box or boxes) | | |
| An acquisition or disposal of voting rights | | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify):  Disclosure for Transparency Purposes | | X |
| **3. Full name of person(s) subject to the notification obligation:** | Lloyds TSB Group plc | |
| **4. Full name of shareholder(s)** (if different from 3.): | | |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | N/A | |
| **6. Date on which issuer notified:** | N/A | |
| **7. Threshold(s) that is/are crossed or reached:** | N/A | |
| **8. Notified details:** | | |

## A: Voting rights attached to shares

| Class/type of shares | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| if possible using the ISIN CODE | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| GB000434256 | N/A | N/A | 35,462,400 | 35,462,400 | 329,228 | 5.176 | 0.048 |

## B: Financial Instruments

**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 35,791,628 | 5.224 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

| 13. Additional information: | |
|---|---|
| 14. Contact name: | Philip Mason |
| 15. Contact telephone number: | 01444 418127 |

END

Close

| | |
|---|---|
| **Company** | Citigroup Global Markets UK EqtyLtd |
| **TIDM** | TTP |
| **Headline** | EPT Disclosure |
| **Released** | 10:37 20-Mar-07 |
| **Number** | 2873T |

## DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
### (Rule 38.5(a) of the Takeover Code)

## 1.   KEY INFORMATION

| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
|---|---|
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 19 March 2007 |

## 2.   DEALINGS (Note 2)

### (a)   Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 112,221 | GBP 6.4900 | GBP 6.4800 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 153,041 | GBP 6.5600 | GBP 6.4550 |

### (b)   Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

### (c)   Options transactions in respect of existing securities

### (i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |

### (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
|  |  |  |

## 3.  OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer none, this should be stated. |
|---|
|  |

| Date of disclosure | 20 March 2007 |
|---|---|
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Resolution plc |
| Nature of connection (Note 6) | Corporate Broker |

*Notes*

*The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at*
  *www.thetakeoverpanel.org.uk*

END



| Company | Legal & General Investment Mgmnt Ld |
|---|---|
| TIDM | |
| Headline | Rule 8.3-Resolution Plc |
| Released | 10:43 20-Mar-07 |
| Number | 2881T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the Takeover Code)

### 1.    KEY INFORMATION

| | |
|---|---|
| Name of person dealing  (Note 1) | *Legal & General Investment Management Ltd.* |
| Company dealt in | **Resolution Plc** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares GBP 0.05 |
| Date of dealing | **19 March 2007** |

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 28,671,807 | 4.18 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 28,671,807 | 4.18 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)    Rights to subscribe** (Note 3)

Class of relevant security:          Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 1,700 | GBP 6.47 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                 **NO**

| | |
|---|---|
| Date of disclosure | **20 March 2007** |
| Contact name | **Helen Lewis** |

| Telephone number | **0207 528 6742** |

**If a connected EFM, name of offeree/offeror with which connected**

**If a connected EFM, state nature of connection (Note 10)**

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| Telephone number | |

**If a connected EFM, name of offeree/offeror with which connected**

| | |
|---|---|
| Company | Henderson Global Investors Ltd |
| TIDM | |
| Headline | Rule 8.3- Resolution |
| Released | 11:41 20-Mar-07 |
| Number | 2941T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

1.      **KEY INFORMATION**

| | |
|---|---|
| Name of person dealing (Note 1) | **Henderson Global Investors Ltd** |
| Company dealt in | **Resolution** |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | **ORD GBP 0.05** |
| Date of dealing | **19/03/2007** |

2.      **INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE**

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 6,871,302 | 1.0028 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 6,871,302 | 1.0028 | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c)**      **Rights to subscribe** (Note 3)

Class of relevant security:        Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 54,264 | 6.477254GBP |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..................................................................

...............................................................

**Is a Supplemental Form 8 attached?** (Note 9)                    **NO**

| | |
|---|---|
| Date of disclosure | 20/03/2007 |
| Contact name | Ramsay Nafa |

| | |
|---|---|
| Telephone number | 020 7818 4786 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

## Notes
*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

# SUPPLEMENTAL FORM 8

## DETAILS OF OPEN POSITIONS
## (This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

## OPEN POSITIONS (Note 1)

| Product name,e.g. call option | Written or purchased | Number of securities to which the option or derivative relates | Exercise price (Note 2) | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|

*Notes*

*1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

*2. For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

◆ Free annual report

| Company | Aviva PLC |
| --- | --- |
| TIDM | AV. |
| Headline | Rule 8.3- Resolution plc |
| Released | 11:56 20-Mar-07 |
| Number | 2969T |

## FORM 8.3

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1.    KEY INFORMATION

Name of person dealing  (Note 1)    **AVIVA PLC AND ITS SUBSIDIARIES**

Company dealt in    **RESOLUTION PLC**

Class of relevant security to which the    **ORD GBP0.05**
dealings being disclosed relate (Note 2)
Date of dealing    **19 MARCH 2007**

### 2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)**

|  | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 39,353,720 | 5.743% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 39,353,720 | 5.743% | 0 | 0% |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)**

| Class of relevant security: | Long | | Short | |
| --- | --- | --- | --- | --- |
|  | Number | (%) | Number | (%) |
| (1) Relevant securities | 0 | 0% | 0 | 0% |
| (2) Derivatives (other than options) | 0 | 0% | 0 | 0% |
| (3) Options and agreements to purchase/sell | 0 | 0% | 0 | 0% |
| Total | 0 | 0% | 0 | 0% |

(c)    **Rights to subscribe** (Note 3)

Class of relevant security:                Details

### 3.    DEALINGS (Note 4)

**(a)  Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 14,700 | GBP6.480000 |

**(b)  Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c)  Options transactions in respect of existing securities**
**(i)  Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

**(ii)  Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d)  Other dealings (including new securities) (Note 4)**

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

..................................................................

..................................................................

**Is a Supplemental Form 8 attached? (Note 9)**                    **NO**

| | |
|---|---|
| Date of disclosure | 20 MARCH 2007 |
| Contact name | NEIL WHITTAKER |

| Telephone number | 01603 684420 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | GoldmanSachs International |
| TIDM | TTP |
| Headline | EPT Disclosure |
| Released | 12:33 20-Mar-07 |
| Number | 3060T |

## FORM 38.5

### DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. **KEY INFORMATION**

| | |
|---|---|
| Name of exempt principal trader | Goldman Sachs International |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary Shares |
| Date of dealing | 19 March 2007 |

2. **DEALINGS** (Note 2)

(a) **Purchases and sales**

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 7097 | 6.515 GBP | 6.475 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note : |
|---|---|---|
| 7097 | 6.4934 GBP | 6.49 GBP |

(b) **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Opti paid per i |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)    Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

## 3.    OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(
to the voting rights of any relevant securities under any option referred to on this form or relating to the voting
future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere
none, this should be stated.

| Date of disclosure | 20 March 2007 |
|---|---|
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| Name of offeree/offeror with which connected | RESOLUTION PLC |
| Nature of connection (Note 6) | Advisor |

*Notes*

## The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
   *www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| **Company** | State Street Global Advisors |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 13:02 20-Mar-07 |
| **Number** | 3124T |

```
FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person            State Street
    Dealing (Note 1)         Global Advisors & Affiliates
Company Dealt In          Resolution PLC
Class of Relevant Security  Ord
    to Which the Dealings
    Being Disclosed
    Relate (Note 2)
Date of Dealing           19/03/2007


2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE


(a) Interests & Short Positions (following dealing) in
    the Class of Relevant Security Dealt In (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | 16840424 | 2.45841 | | |
| (2) Derivatives other than options | 65719 | 0.00959 | 75791 | 0.01106 |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | 16906143 | 2.46800 | 75791 | 0.01106 |

```
(b) Interests & Short Positions in Relevant Securities of the Company
    (ex.Class Dealt In) (Note 3)
```

| Class of Relevant Security: | Long Number | % | Short Number | % |
|---|---|---|---|---|
| (1) Relevant Securities | | | | |
| (2) Derivatives other than options | | | | |
| (3) Options & Agreements to Purchase/Sell | | | | |
| Total | | | | |

```
(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details
```

3. DEALINGS (Note 4)

(a) Purchases & Sales

| Purchase / Sale | Number of Securities | Price per Unit |
|---|---|---|
| BUY | 6600 | 6.53 |
| BUY | 6796 | 6.53 |
| BUY | 4302 | 6.53 |
| BUY | 1676 | 6.49 |
| BUY | 1676 | 6.49 |
| SELL | 3352 | 6.49 |
| SELL | 1727 | 6.52 |

(b) Derivatives Transactions (other than options)

| Product Name (e.g. CFD) | Long/Short (Note 6) | No./Securites (Note 7) | Price/Unit (Note 5) |
|---|---|---|---|

(c) Options Transactions in Respect of Existing Securities
    (i) Writing, Selling, Purchasing or Varying

| Product Name (eg call option) | Write,Sell Purchasing, Varying etc. | No/Securities Which the Optn Relates Relates-Note7 | Exercise Price | Type (e.g. USA, European etc) |
|---|---|---|---|---|

| Expiry Date | Option Money Paid/Received per Unit (Note 5) |
|---|---|

    (ii) Exercising

| Product Name (eg call option) | Number of Securities | Exercise Price per Unit (Note 5) |
|---|---|---|

(d) Other Dealings (including new securities) (Note 4)

| Nature of Transaction (Note 8) | Details | Price / Unit if applicable (Note 5) |
|---|---|---|

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person
disclosing & any other person relating to the voting rights of any relevant
securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which
any derivative referred to on this form is referenced.
If none, this should be stated.


Is a Supplemental Form 8 Attached? (Note 9)                          NO

Disclosure Date             20/03/2007
Contact Name                Harshil Naik
Telephone Number            020 7698 6213
If Connected EFM            N/A
    Name of Offeree/Offeror
    With Which Connected
If Connected EFM            N/A
    State Nature of
    Connection (Note 10)


Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END


[Close]

.

| | |
|---|---|
| **Company** | F&C Asset Management PLC |
| **TIDM** | FCAM |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 13:07 20-Mar-07 |
| **Number** | 2991T |

```
 RNS Number:2991T
F&C Asset Management PLC
20 March 2007
```

                                                                FORM 8.3


        DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                (Rule 8.3 of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

Name of person dealing   (Note 1)


F&C ASSET MANAGEMENT PLC


Company dealt in


RESOLUTION PLC


Class of relevant security
to which the dealings
being disclosed relate (Note 2)


GBP 0.05


Date of dealing


19.03.07


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of
        relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 25,521,433 | (3.72%) | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total                                          25,521,433 (3.72%)


(b)    Interests and short positions in relevant securities of the company,
       other than the class dealt in (Note 3)

Class of relevant security:            Long              Short
                                       Number     (%)    Number      (%)


(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total


(c)      Rights to subscribe (Note 3)


Class of relevant security:     Details


3.       DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale        Number of securities      Price per unit (Note 5)


SALE              9,522                     GBP 6.4700


(b)      Derivatives transactions (other than options)


| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|


(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying


| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|


(ii)     Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d)     Other dealings (including new securities)(Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.


NONE


Is a Supplemental Form 8 attached? (Note 9)          NO


Date of disclosure                                   20.03.07


Contact name                                         MIKE BASSI
                                                     F&C ASSET MANAGEMENT PLC


Telephone number                                     0131 718 1093


If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk


                    This information is provided by RNS
          The company news service from the London Stock Exchange

END


[Close]

| Company | Halbis Capital Management (UK) Ltd |
| --- | --- |
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution PLC |
| **Released** | 13:14 20-Mar-07 |
| **Number** | 2882T |

RNS Number:2882T
Halbis Capital Management (UK) Ltd
20 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)          HALBIS CAPITAL MANAGEMENT (UK) LTD

Company dealt in                         RESOLUTION PLC

Class of relevant security to which      ORD 5P
the dealings being disclosed relate
(Note 2)

Date of dealing                          19TH MARCH 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

|  | Long Number | (%) | Short Number | (%) |
| --- | --- | --- | --- | --- |
| (1) Relevant securities | 13,575,830 | 1.98 | | |
| (2) Derivatives (other than options) | N/A | | N/A | |
| (3) Options and agreements to purchase/sell | N/A | | N/A | |
| Total | 13,575,830 | 1.98 | | |

(b) Interests and short positions in relevant securities of the company, other
than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | N/A | | N/A | |
| (2) Derivatives (other than options) | N/A | | N/A | |
| (3) Options and agreements to purchase/sell | N/A | | N/A | |
| Total | N/A | | N/A | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| N/A | N/A |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| PURCHASE | 8,950 | 6.49 |
| SALE | 97,521 | 6.49 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| N/A | N/A | N/A | N/A |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

N/A      N/A      N/A      N/A      N/A      N/A      N/A

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| N/A | N/A | N/A |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| N/A | N/A | N/A |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

N/A

| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | YES/NO |
| Date of disclosure | 20TH MARCH 2007 |
| Contact name | KAREN WALLACE |
| Telephone number | 0207 024 1036 |
| If a connected EFM, name of offeree /offeror with which connected | RESOLUTION PLC ORD 5P |
| If a connected EFM, state nature of connection (Note 10) | 2 (ADVISOR TO OFFEREE) |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| Company | BlackRock Group |
|---|---|
| **TIDM** | |
| **Headline** | Rule 8.3- Resolution plc |
| **Released** | 14:24 20-Mar-07 |
| **Number** | 3224T |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
### (Rule 8.3 of the City Code on Takeovers and Mergers)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Resolution PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 5p Ordinary shares |
| Date of dealing | 19th March 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 34,692,110 | 5.06% | | |
| (2) Derivatives (other than options) | 100,000 | 0.01% | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 34,792,100 | 5.07% | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

### 3. DEALINGS (Note 4)

## (a)  Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 20,000 | GBP 6.47 |

## (b)  Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

## (c)  Options transactions in respect of existing securities
## (i)  Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

## (ii)  Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

## (d)  Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

## 4.  OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None............................................................................

.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9)                                    **NO**

| | |
|---|---|
| Date of disclosure | 20th March 2007 |
| Contact name | Siobhain Cox |
| Telephone number | 020 7743 4653 |

| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

## Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>*

END

Close

| | |
|---|---|
| **Company** | Barclays PLC |
| **TIDM** | BARC |
| **Headline** | Rule 8.3 - RESOLUTION PLC |
| **Released** | 14:45 20-Mar-07 |
| **Number** | 2253 |

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BARCLAYS PLC |
| Company dealt in | RESOLUTION PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORD GBP0.05 |
| Date of dealing | 19 March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 21,352,489 | 3.12% | 481,834 | 0.07% |
| (2) Derivatives (other than options) | 478,737 | 0.07% | 375,111 | 0.05% |
| (3) Options and agreements to purchase/sell | 0 | 0.00% | 0 | 0.00% |
| Total | 21,831,226 | 3.19% | 856,945 | 0.13% |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and
agreements to
purchase/sell

Total


   (c)   Rights to subscribe (Note 3)

Class of relevant security:   Details


3.   DEALINGS (Note 4)

   (a)   Purchases and sales

| Purchase/sale | Number of Securities | Price per unit (GBP) |
|---|---|---|
| Purchase | 13,000 | 6.5067 |
| Purchase | 42,414 | 6.4839 |
| Purchase | 589 | 6.5250 |
| Purchase | 62 | 6.4763 |
| Purchase | 37 | 6.4750 |
| Sale | 500 | 6.5137 |
| Sale | 1,068 | 6.5542 |
| Sale | 620 | 6.4650 |
| Sale | 11,900 | 6.5297 |
| Sale | 6,377 | 6.5287 |

(b)   Derivatives transactions (other than options)

| Product name, (e.g. CFD) | Long/Short (Note 6) | Number of Securities | Price per unit (GBP) |
|---|---|---|---|
| CFD | Short | 4176 | 6.4681 |
| CFD | Short | 62 | 6.4762 |
| CFD | Short | 42414 | 6.4839 |
| CFD | Short | 13000 | 6.5067 |
| CFD | Short | 589 | 6.525 |
| CFD | Long | 500 | 6.5137 |
| CFD | Long | 6377 | 6.5286 |
| CFD | Long | 11900 | 6.5297 |
| CFD | Long | 1068 | 6.5541 |

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (GBP) | Exercise price | Type, e.g. American, European etc. | Ex da |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|


(d)   Other dealings (including new securities) (Note 4)

| Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5) |
|---|---|

4.    OTHER INFORMATION
None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                    NO          .

Date of disclosure                          20 March 2007
Contact name                                BARCLAYS COMPLIANCE
Telephone number                            020 7116 2913
If a connected EFM, name of
offeree/offeror with which connected
If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Close

# END